Filed Pursuant to Rule 424(b)(2)
Registration No. 333-215167

Dear Stockholders,

The Boards of Directors of The Heritage Village Water Company (“HVWC”) and Connecticut Water Service, Inc. (“CWS” or “Connecticut Water”) have agreed on a merger designed to combine the operations of CWS and HVWC through the acquisition of HVWC by CWS (the “Merger”). The Merger is structured so that HVWC stockholders will receive shares of CWS common stock. CWS will remain as the publicly-traded parent company and HVWC will become a direct, wholly-owned subsidiary of CWS.

If the Merger is completed, and assuming that the per share price of CWS common stock is between $39.45 and $41.45 per share, HVWC stockholders will receive 240 shares of CWS common stock for each share of HVWC common stock that they own. CWS stockholders will continue to own their existing shares after the Merger. Based on an exchange ratio of 197.19-to-1, we estimate that the 319,448 shares of CWS common stock to be issued to HVWC stockholders will represent approximately 2.90% of the outstanding common stock of CWS after the Merger.

CWS common stock is listed on the Nasdaq Global Select Market under the trading symbol “CTWS,” and on February 10, 2017, CWS common stock closed at a price $53.28 per share.

The Merger cannot be completed unless the holders of at least two-thirds (66 2/3%) of the issued and outstanding shares of HVWC common stock vote to approve it. No approval of CWS stockholders is required. We have scheduled a special meeting for our stockholders to vote on the Merger. Only stockholders who hold their shares of HVWC common stock at the close of business on February 17, 2017 will be entitled to vote at the special meeting. YOUR VOTE IS VERY IMPORTANT.

Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger. If you fail to return your card, the effect in most cases will be a vote against the Merger. Returning your proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person should you decide to do so.

The date, time and place of the meeting are as follows:

February 27, 2017

at 10:00 a.m.

Offices of The Heritage Village Water Company

465 Heritage Road

Southbury, Connecticut 16488

After careful consideration, HVWC’s Board of Directors has unanimously approved the Merger Agreement and unanimously determined that the Merger is fair to you and in your best interests. HVWC’s Board of Directors unanimously recommends that you vote FOR the Merger.

This Proxy Statement/Prospectus provides you with detailed information about the proposed Merger. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 13 of this Proxy Statement/Prospectus. In addition, you may obtain information about CWS from documents it has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

Keith Sorensen
President
The Heritage Village Water Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger described in the Statement/Prospectus or the CWS common stock to be issued in connection with the Merger, or passed upon the adequacy or accuracy of this Statement/Prospectus. Any representation to the contrary is a criminal offense.

Statement/Prospectus dated February 17, 2017, and first mailed to stockholders on February 17, 2017.

THE HERITAGE VILLAGE WATER COMPANY

465 Heritage Road

Southbury, Connecticut 16488

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 27, 2017

Dear Stockholder,

Notice is hereby given that a special meeting of the stockholders of The Heritage Village Water Company will be held on February 27, 2017 at 10:00 a.m., local time, at the offices of the company, 465 Heritage Road, Southbury, Connecticut 16488 for the following purposes:

Item 1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 10, 2016, by and among Connecticut Water Service, Inc., a Connecticut corporation (“CWS”), HAC, Inc., a Connecticut corporation and The Heritage Village Water Company, a specially-chartered Connecticut corporation (“HVWC”), and the transactions contemplated thereby, including the merger of HAC, Inc. with and into HVWC upon the terms and conditions set forth in the Agreement and Plan of Merger, as more fully described in the enclosed Proxy Statement/Prospectus.

Item 2. To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Agreement.

Item 3. To transact any other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting.

You are entitled to assert appraisal rights with respect to the Merger under Sections 33-855 to 33-872 of the Connecticut Business Corporation Act.

We have fixed the close of business on February 17, 2017 as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only stockholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

HVWC’s Board of Directors unanimously recommends that holders of HVWC common stock vote “FOR” the Merger Agreement and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate.

Your vote is very important. Your proxy is being solicited by HVWC’s Board of Directors. In order for the proposed merger to be consummated, the proposal to approve the Merger Agreement must be approved by the affirmative vote of holders of at least two-thirds (66 2/3%) of the issued and outstanding shares of HVWC common stock entitled to vote.

Whether or not you plan to attend the special meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

By Order of the Board of Directors,

Jeanne Paparazzo
Secretary

Southbury, Connecticut

February 17, 2017

PROSPECTUS/PROXY STATEMENT

CONNECTICUT WATER SERVICE, INC.

THE HERITAGE VILLAGE WATER COMPANY

319,450 SHARES OF

COMMON STOCK NO PAR VALUE, OF

CONNECTICUT WATER SERVICE, INC.

FOR A SPECIAL MEETING OF HVWC STOCKHOLDERS

TO BE HELD ON FEBRUARY 27, 2017

This Proxy Statement/Prospectus (“Proxy Statement/Prospectus”) is being furnished to stockholders of The Heritage Village Water Company (“HVWC”) (the “HVWC Stockholders”) in connection with the solicitation of proxies by the Board of Directors of HVWC from holders of HVWC’s outstanding shares of common stock, no par value ( the “HVWC Common Stock”), for use at a special meeting of stockholders of HVWC (together with any adjournments or postponements thereof, the “HVWC Special Meeting”).

This Proxy Statement/Prospectus relates to the proposed Merger (the “Merger”) of HAC, Inc. (“NewCo”), a wholly-owned subsidiary of Connecticut Water Service, Inc. (“CWS” or “Connecticut Water”) with and into HVWC, pursuant to the Agreement and Plan of Merger, dated as of May 10, 2016 (the “Merger Agreement”), by and among CWS, NewCo and HVWC.

As of the date hereof, there are 1,620 shares of HVWC Common Stock outstanding. Pursuant to the Merger Agreement, upon consummation of the Merger, each share of HVWC Common Stock will be converted into the right to receive that number of shares of Common Stock, no par value, of CWS (the “CWS Common Stock”) equal to the Exchange Ratio, as follows:

(a) 240 shares of CWS Common Stock for each share of HVWC Common Stock, provided that the CWS Share Price over a specified period prior to the closing date of the Merger is equal to or greater than $39.45 but less than or equal to $41.45.

(b) If the CWS Share Price is less than $39.45 as of the closing date, each share of HVWC common stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of Company Common Stock equal to $9,468 divided by the CWS Share Price, rounded to the nearest hundredth.

(c) If the CWS Share Price is more than $41.45 as of the closing date, each share of HVWC common stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of Company Common Stock equal to $9,948 divided by the CWS Share Price, rounded to the nearest hundredth.

The “CWS Share Price” shall be equal to the average of the closing price of the shares of CWS Common Stock as reported on the NASDAQ Global Select Market (“NASDAQ”) for the twenty (20) trading days immediately preceding the third (3rd) trading day prior to the closing of the Merger. The Exchange Ratio will be rounded to the nearest hundredth. HVWC Stockholders will receive cash in lieu of any fractional shares of CWS Common Stock they would otherwise receive in the Merger.

Even though the exact Exchange Ratio will not be determined until the third (3rd) trading day prior to the Closing, the aggregate dollar value of the CWS Common Stock to be issued to HVWC Stockholders in the Merger is expected to be equal to between $15.4 million and $16.2 million, depending on the CWS Share Price. However, the actual market value of the CWS Common Stock to be received in the Merger by holders of HVWC Common Stock may be different due to changes in the market value of the CWS Common Stock following the date the Exchange Ratio is determined.

CWS Common Stock is listed on NASDAQ under the symbol “CTWS”. On February 10, 2017, the closing price of CWS Common Stock was $53.28 per share. On that date, 1,620 shares of HVWC Common Stock were outstanding.

The consummation of the Merger is subject to various conditions, including the receipt of required approval of (i) the Connecticut Public Utilities Regulatory Authority (“PURA”), which approval was received on December 5, 2016; (ii) the Maine Public Utilities Commission (“MPUC”), which was obtained on September 28, 2016; and (iii) HVWC Stockholders at the HVWC Special Meeting to be held on February 27, 2017.

Neither the HVWC Board of Directors nor the CWS Board of Directors sought an opinion of an investment bank or other outside party as to the fairness of the transaction from a financial point of view to the HVWC Stockholders or to CWS. See “THE MERGER – Background to the Transaction,” “– HVWC’s Reasons for the Transaction” “Recommendation of the HVWC Board of Directors,” and “– Connecticut Water’s Reasons for the Transaction.”

HVWC Stockholders who dissent from the Merger (“Dissenting Stockholders”) have certain rights of appraisal pursuant to Connecticut corporate law. See “RIGHTS OF DISSENTING STOCKHOLDERS.”

The date of this Proxy Statement/Prospectus is February 17, 2017 and this Proxy Statement/Prospectus is first being sent to the HVWC Stockholders on or about February 17, 2017.

The securities to which this Proxy Statement/Prospectus relates have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the U.S. Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus and, if so given or made, such information or representation must not be relied upon as having been authorized.

i

APPENDIX A – AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 10, 2016.

APPENDIX B – SECTIONS 33-855 TO 33-872 OF THE CONNECTICUT GENERAL STATUTES – THE DISSENTING SHAREHOLDER PROVISIONS

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are the two companies proposing to merge? How will I benefit?

A:	This Merger means that you will have a stake in New England’s largest U.S.-based, publicly-traded water company. The merged company will be strongly positioned to capitalize on growth opportunities throughout Connecticut and Maine. We believe that this Merger will benefit HVWC’s customers and will allow us to accelerate long-term growth, to provide competitive dividends, and create stockholder value in years to come. To review the reasons for the Merger in greater detail, and related risks and uncertainties, see pages 5 through 61.

Q:	What do I need to do now?

A:	Just mail your completed, dated and signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the HVWC Special Meeting. The Special Meeting will take place on February 27, 2017. No approval of the Connecticut Water stockholders is required. The Boards of Directors of both Connecticut Water and HVWC have both unanimously approved and voted in favor of the proposed Merger. The HVWC Board unanimously recommends that you approve the Merger.

Q:	Should I send in my stock certificates now?

A:	No. After the Merger is completed, we will send HVWC Stockholders written instructions for exchanging their share certificates or uncertificated shares. Connecticut Water stockholders will keep their certificates or uncertificated shares.

Q:	Please explain the Exchange Ratio.

A:	As a result of the Merger, each share of HVWC Common Stock will be converted into the right to receive that number of shares of CWS Common Stock equal to the Exchange Ratio, as follows: 240 shares of CWS Common Stock for each share of HVWC Common Stock, provided that the CWS Share Price over a specified period prior to the closing date of the Merger is equal to or greater than $39.45 but less than or equal to $41.45. If the CWS Share Price is less than $39.45 as of the closing date, each share of HVWC Common Stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of CWS Common Stock equal to $9,468 divided by the CWS Share Price, rounded to the nearest hundredth. If the CWS Share Price is more than $41.45 as of the closing date, each share of HVWC Common Stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of CWS Common Stock equal to $9,948 divided by the CWS Share Price, rounded to the nearest hundredth.

See “THE MERGER AGREEMENT – Consideration,” at page 28.

HVWC Stockholders will not receive fractional shares. Instead, they will receive a check in payment for any fractional shares based on an agreed upon value per share of HVWC Common Stock.

Example: If you currently own 10 shares of HVWC Common Stock, then after the Merger, assuming CWS Common Stock has a value under the Merger Agreement of $35.45, $41.45 or $52.45 per share, you will be entitled to receive 2,670, 2,400 or 1,896 shares of CWS Common Stock, respectively, and a check for the market value of any fractional share.

Q:	What happens to my future dividends?

A:

We expect no changes in Connecticut Water’s dividend policies before the Merger. After the Merger, we expect the initial annualized dividend rate to be approximately $1.13 per share of CWS Common Stock, reflecting our desire to provide you with competitive dividends. The annualized rate of $1.13 per share is equivalent to the historic dividend rate paid to CWS stockholders. The expected dividend policy after the Merger would result in a 302% dividend increase for the current HVWC Stockholders, from the 2015 annualized dividend rate of $61.73 per HVWC share to the $1.13 per share of CWS Common Stock expected to be paid after the Merger due to the increased number of shares of CWS Common Stock to be owned by HVWC Stockholders after the Merger. These calculations assume an Exchange Ratio of 220.1. Dividends on CWS Common Stock are subject to approval and declaration by the Connecticut Water board of directors, and are subject to the prior payment of cumulative dividends on all outstanding shares of Connecticut Water Preferred Stock. See “CWS COMMON STOCK PRICE RANGE AND DIVIDENDS – Dividend Rights and Restrictions.”

Q:	When do you expect the Merger to be completed?

A:	We are working towards completing the Merger as quickly as possible. In addition to HVWC Stockholder approval, the Merger requires the approval of the Connecticut Public Utilities Regulatory Authority. See “THE MERGER – Regulatory Approval”. In addition, there are other conditions to be met by both parties. See “THE MERGER AGREEMENT – Conditions Precedent to the Merger”. We expect to complete the Merger by February 28, 2017.

Q:	What are the material tax consequences to HVWC Stockholders of the Merger?

A:	The exchange of shares by HVWC Stockholders will be tax-free to HVWC Stockholders for federal income tax purposes, except for taxes owed on cash received in lieu of any fractional shares. To review the material tax consequences to HVWC Stockholders in greater detail, see page 40.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Merger fully and for a more complete description of the legal terms of the Merger, you should read carefully this entire document and the documents to which we have referred.

The Companies

The Heritage Village Water Company	The Heritage Village Company (“HVWC”) is a privately-owned water utility organized by special charter granted by the Connecticut general assembly in its 1969 session and amended in its 1974 session. HVWC serves approximately 4,700 water customers in the Towns of Southbury, Middlebury and Oxford, Connecticut, and approximately 3,000 wastewater customers in the town of Southbury, Connecticut. HVWC’s wastewater system is the only wastewater utility in Connecticut regulated by Connecticut’s Public Utilities Regulatory Authority (“PURA”). HVWC had 2015 annual revenues of approximately $3.531 million. HVWC’s offices are located at 465 Heritage Road, Southbury, Connecticut 16488, and its main telephone number is (203) 264-8291.

Connecticut Water Service, Inc.	Connecticut Water is a holding company whose principal subsidiaries are engaged in the regulated utility business of public water supply. Connecticut Water’s two operating utility subsidiaries – The Connecticut Water Company (“CWC”) in Connecticut and The Maine Water Company (“MWC”) in Maine – collect, treat, and distribute water to approximately 32,000 residential, commercial and industrial customers, to other utilities for resale and for private and municipal fire protection. CWC and MWC supply water for residential, commercial, industrial and municipal purposes to approximately 124,000 customers in 77 towns throughout Connecticut and in Maine. Connecticut Water is also engaged, through other subsidiaries, in the business of providing various utility management services and in selling or donating excess real estate. Connecticut Water is New England’s largest U.S.-based publicly-traded water utility and its common stock is traded on the NASDAQ Global Select Market under the ticker symbol: “CTWS”. Connecticut Water’s executive offices are located at 93 West Main Street, Clinton, Connecticut 06413 and its main telephone number is (860) 669-8636. Its website is located at: www.ctwater.com.

HAC, Inc.	HAC, Inc. (“NewCo”) is a Connecticut corporation wholly-owned by Connecticut Water which was formed specifically for the purposes of completing the Merger with HVWC.

CONNECTICUT WATER’S REASONS FOR THE MERGER

The Board of Connecticut Water believes that the Merger represents an opportunity for Connecticut Water to expand its public water supply business in the State of Connecticut and expand for the first time into the ownership of a wastewater business. The service area of HVWC is located nearby the existing regional operations of CWC, Connecticut Water’s current Connecticut operating utility subsidiary. Connecticut Water’s unregulated water service provider, New England Water Utility Services, Inc., has been the contract operator for HVWC’s water and wastewater operations and has been providing support services for more than a decade. The Merger is therefore a good strategic and geographic fit which will expand Connecticut Water’s core water supply business, integrate Connecticut Water’s water supply planning, and maximize opportunities for shared efficiencies and further growth in Connecticut Water’s utility management services for other public and private water companies.

Connecticut Water is confident that the two companies will come together in a smooth and expeditious manner. Connecticut Water has a successful track record in assimilating smaller water companies. Connecticut Water has realized efficiencies by maximizing complementary strengths and improving operating results.

HVWC’s REASONS FOR THE MERGER

The Board of HVWC believes that the Merger represents an opportunity for HVWC’s stockholders, customers and employees to benefit from HVWC’s future affiliation with a larger, well-established participant in its industry with greater access to capital and the financial markets, a large and experienced management team and broader technical resources. The Merger also allows HVWC’s stockholders to diversify their investment in the water utility industry by holding stock in a company that operates water systems in more than one geographical market. In addition, the Merger will permit HVWC stockholders to exchange their shares of HVWC Common Stock, which does not have an established trading market, for shares of CWS Common Stock, which is traded on the NASDAQ, on a tax-free basis, which is a consideration the Board of HVWC considers attractive.

APPROVAL OF THE MERGER

Stockholders

The affirmative vote, either in person or by proxy, of the holders of at least two-thirds (66.66%) of the shares of HVWC Common Stock issued and outstanding on February 17, 2017 (the “Record Date”) is required to approve the Merger. As of the Record Date, directors, officers and affiliates of HVWC as a group owned 1,490 shares of HVWC Common Stock, representing approximately 91.98% of the outstanding shares of HVWC Common Stock.

No vote of the stockholders of Connecticut Water is required to approve or consummate the Merger.

Other than the approval orders of the PURA and the MPUC previously obtained, no state or federal regulatory requirements must be met or approval obtained in order to complete the Merger. The approval of the Merger by the PURA and the MPUC are each conditions precedent to the consummation of the Merger. See “THE MERGER – Regulatory Approval”.

Recommendation to HVWC Stockholders

The HVWC Board of Directors believes that the Merger is fair to, and in the best interests of, HVWC Stockholders, and unanimously recommends that HVWC Stockholders vote FOR the proposal to approve and adopt the Merger Agreement and the Merger.

Stockholders of record of HVWC Common Stock at the close of business on February 17, 2017 are entitled to notice of and vote at the HVWC Special Meeting and any adjournment or postponement thereof. As of the Record Date, 1,620 shares of HVWC Common Stock were issued and outstanding, each of which will be entitled to one vote on the Merger.

HVWC Stockholders’ Special Meeting

The HVWC Special Meeting will be held on February 27, 2017 at 10:00 a.m., local time, at the offices of HVWC, 465 Heritage Road, Southbury, Connecticut 16488-0873.

THE MERGER

The Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus. We encourage you to read the Merger Agreement as it is the legal document that governs the Merger.

What HVWC Stockholders will receive

Pursuant to the Merger Agreement, upon consummation of the Merger, each share of HVWC Common Stock will be converted into the right to receive that number of shares of CWS Common Stock equal to the Exchange Ratio, as follows:

(a) 240 shares of CWS Common Stock for each share of HVWC Common Stock, provided that the CWS Share Price over a specified period prior to the closing date of the Merger is equal to or greater than $39.45 but less than or equal to $41.45.

(d) If the CWS Share Price is less than $39.45 as of the closing date, each share of HVWC Common Stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of CWS Common Stock equal to $9,468 divided by the CWS Share Price, rounded to the nearest hundredth.

(e) If the CWS Share Price is more than $41.45 as of the closing date, each share of HVWC Common Stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of CWS Common Stock equal to $9,948 divided by the CWS Share Price, rounded to the nearest hundredth.

The “CWS Share Price” shall be equal to the average of the closing price of the shares of CWS Common Stock as reported by NASDAQ for the twenty (20) trading days immediately preceding the third (3rd) trading day prior to the closing of the Merger. The Exchange Ratio will be rounded to the nearest hundredth. HVWC Stockholders will receive cash in lieu of any fractional shares of CWS Common Stock they would otherwise receive in the Merger.

The following table sets forth the Exchange Ratio to be applied in the Merger and the aggregate Merger consideration assuming various closing prices for CWS Common Stock:

Closing Price of CWS Common Stock	Exchange Ratio (CWS Common Stock to HVWC Common Stock)	Aggregate Merger Consideration (Shares of CWS Common Stock)
$58.45	170.20:1.0	275,724
$56.45	176.23:1.0	285,493
$54.45	182.70:1.0	295,974
$52.45	189.67:1.0	307,265
$50.45	197.19:1:0	319,448
$48.45	205.33:1.0	332,635
$46.45	214.17:1.0	346,955
$44.45	223.80:1.0	362,556
$42.45	234.35:1.0	379,647
$41.45	240:1.0	388,800
$40.45	240:1.0	388,800
$39.45	240:1.0	388,800
$38.45	246.24:1.0	398,909
$37.45	252.82:1.0	409,568
$35.45	267.08:1.0	432,669

Thus, based on these assumed prices each stockholder of HVWC will receive between 170 and 267 shares of CWS Common Stock for each share of HVWC Common Stock owned.

Example: If you currently own 10 shares of HVWC Common Stock, then after the Merger, assuming CWS Common Stock has a value under the Merger Agreement of $35.45, $41.45 or $52.45 per share, you will be entitled to receive 2,670, 2,400 or 1,896 shares of CWS Common Stock, respectively, and a check for the market value of any fractional share.

CWS Common Stock is listed on NASDAQ under the symbol “CTWS”. On February 10, 2017, the closing price of CWS Common Stock was $53.28 per share. On that date, 1,620 shares of HVWC Common Stock were outstanding.

SINCE THE VALUE OF THE CWS COMMON STOCK THAT HOLDERS OF HVWC COMMON STOCK WILL RECEIVE IN THE MERGER IS ALSO SUBJECT TO FLUCTUATION DUE TO CHANGES IN THE MARKET PRICE OF CWS COMMON STOCK, HVWC STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR CWS COMMON STOCK. FOR CERTAIN RECENT STOCK PRICE DATA, SEE “CWS COMMON STOCK PRICE RANGE AND DIVIDENDS” at page 17.

HVWC Stockholders should not send in their stock certificates until instructed to do so after the Merger is completed.

What will happen to HVWC?

If the Merger is approved, NewCo will merge with and into HVWC so that HVWC will remain as the surviving corporation and as a wholly-owned subsidiary of CWS. HVWC Stockholders will own shares of CWS Common Stock after the Merger.

Board of Directors and management of HVWC following the Merger

After the Merger, the Board of Directors of NewCo, and the directors nominated and named to the HVWC Board as described under the heading “HVWC Corporate Governance Matters” on page 10 below, will constitute the Board of Directors of HVWC after the Merger. The current officers of NewCo will become the officers of HVWC. The current officers and directors of HVWC (other than the Town Representatives, who will continue in office) will resign their positions effective as of the Closing. HVWC will, following the Closing, operate as a wholly-owned subsidiary of Connecticut Water.

Other interests of officers and directors in the Merger

In considering the HVWC Board’s recommendation that you vote in favor of the Merger, you should be aware that the directors and officers of HVWC may be deemed to have certain interests in the Merger that differ from, and are in addition to, your interests as stockholders. See “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” at page 46.

Conditions to the Merger

In addition to PURA approval and MPUC approval (see below), the completion of the Merger depends upon meeting a number of conditions, including the following:

•	approval of the Merger by the affirmative vote of the holders of (a) not less than two-thirds (66.66%) of issued and outstanding shares of HVWC Common Stock, as required by the Connecticut Business Corporation Act, and (b) separately, (90%) percent of the issued and outstanding shares of HVWC Common Stock, as required by the Merger Agreement;

•	the completion of certain specified corporate governance steps regarding HVWC’s Board of Directors, including the appointment of up to three additional directors representing the Towns of Southbury, Middlebury and Oxford;

•	the Town of Southbury has not exercised its right of first refusal to purchase HVWC on the same terms and conditions as those set forth in the Merger Agreement;

•	HVWC’s bank lender shall have (a) either provided a written waiver to Connecticut Water and HVWC permitting the parties to complete the Merger or permitted Connecticut Water to assume the bank loan, and (b) released any of the shares of HVWC Common Stock pledged as collateral security for the loan;

•	holders of no more than five percent (5%) of HVWC’s Common Stock shall have exercised appraisal rights under Connecticut corporate law;

•	absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the Merger;

•	the receipt of customary tax opinions from counsel to HVWC and Connecticut Water that will state that the Merger will not be a taxable transaction (other than cash paid in lieu of any fractional shares) for HVWC Stockholders.

•	the accuracy of representations and warranties with respect to the businesses of HVWC and Connecticut Water and compliance by HVWC and Connecticut Water with their respective covenants contained in the Merger Agreement; and

•	no event(s) occurring that could reasonably be expected to result in a Material Adverse Effect on HVWC (as defined in the Merger Agreement).

Some conditions to the Merger may be waived in whole or in part by the party entitled to assert the condition.

Regulatory Approval

Completion of the Merger is subject to the condition that the parties receive a final and non-appealable order of the PURA and of the MPUC, both in form and substance reasonably acceptable to the parties.

On July 7, 2016, Connecticut Water and HVWC filed a joint application with the PURA under C.G.S. Section 16-47 requesting PURA approval for Connecticut Water to acquire HVWC. The agency conducted hearings during September 2016. CT Water and HVWC submitted a post-hearing brief on October 18, 2016. On November 22, 2016, PURA issued its preliminary decision approving the change of control of HVWC. On November 25, 2016, Connecticut Water and HVWC filed a letter in lieu of written exceptions with PURA regarding the proposed decision. On December 5, 2016, PURA issued its final order approving the change of control of HVWC.

On May 20, 2016, Connecticut Water’s existing Maine subsidiary, MWC, filed an application with the MPUC under 35-A M.R.S. § 708, requesting MPUC approval for Connecticut Water to acquire HVWC as an “affiliated interest” of MWC. On September 28, 2016, the MPUC approved MWC’s application for Connecticut Water to acquire HVWC. See “THE MERGER – Regulatory Approval”.

Right of First Refusal of the Town of Southbury

Under Section 15 of the HVWC Certificate of Incorporation, the Town of Southbury, Connecticut has a right of first refusal to acquire HVWC or its assets on the same terms and conditions as those contained in the

Merger Agreement. Upon receipt of a bona fide offer to acquire the company which it intends to accept, HVWC is required to notify the Town of Southbury of HVWC’s intention and to provide the name and address of the purchaser and a summary of the terms and conditions of the proposed transaction. HVWC notified the Town of Southbury under this provision and offered to sell the company to the Town, as required by Section 15, by letter dated May 10, 2016. The 90-day notice period began to run on May 10, 2016, and was set to expire on August 8, 2016.

On July 28, 2016, the Town brought a lawsuit against HVWC and CWS seeking a court order of injunctive relief to preclude the parties from unreasonably interfering with, and effectively negating, the Town’s right of first refusal under Section 15.

On December 15, 2016, following approval by the Town’s Board of Selectmen of the Town, HVWC and CT Water entered into a settlement agreement to resolve the matters currently pending before the Court. Under the settlement agreement, the Town has agreed to withdraw the lawsuit with prejudice within ten (10) days of the date of the settlement agreement and to forego any court appeals of the Dec. 5, 2016 order of PURA approving the Merger. In accordance with the settlement agreement, on December 20, 2016, the Town of Southbury withdrew its lawsuit as to all defendants.

See “THE MERGER – Right of First Refusal of the Town of Southbury”, below.

HVWC Governance Matters

Under Section 5 of the HVWC Certificate of Incorporation, each of the Towns of Southbury, Oxford and Middlebury, Connecticut has the right to appoint a representative of the Town to serve on the HVWC Board of Directors, in each case as determined by the legislative body of each such Town. On May 10, 2016, HVWC notified each of the Towns of Southbury, Oxford and Middlebury of their rights under the HVWC Certificate of Incorporation and requested that each such Town promptly identify the Town representative who has been selected to serve on the Board of HVWC (the “Town Representatives”). In the alternative, HVWC asked each such Town to provide a written waiver of the right to a Board seat, if the Town chooses to waive its right to such representation.

On May 17, 2016, Edward B. St. John, the first selectman of the Town of Middlebury notified HVWC that the Town of Middlebury has selected Mr. St. John to serve as the representative of the Town of Middlebury on the HVWC Board. On November 17, 2016, George R. Temple, the first selectmen of the Town of Oxford, notified HVWC that the Town of Oxford had selected Mr. Temple to serve as the representative of the Town of Oxford on the HVWC Board. On January 23, 2017, Jeffrey Manville, the first selectman of the Town of Southbury, notified HVWC that the Town of Southbury had selected Mr. Manville to serve as the representative of the Town of Southbury on the HVWC Board.

On January 31, 2017, the stockholders of HVWC acted by unanimous written consent to expand the size of the HVWC Board to eight (8) persons and to elect each of Messrs. St. John, Temple and Manville to the HVWC Board of Directors. On February 17, 2017, the HVWC Board met and adopted resolutions authorizing the Merger Agreement and the Merger, and setting February 27, 2017 as the date of the Special Meeting of HVWC Stockholders (with a record date of February 17, 2017).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the completion of the Merger, either before or after HVWC Stockholders’ approval of the Merger, as follows:

•	by the written mutual consent of Connecticut Water and HVWC;

•	by either party, if the HVWC Stockholders fail to approve the Merger Agreement;

•	by either party, if the Merger is not consummated by March 31, 2017, which date (the “End Date”) shall be extended, day for day, (i) for each day, if any, (but not to exceed thirty (30) additional days) in excess of sixty (60) days between the date of the Merger Agreement and the effective date of a registration statement on Form S-4 containing this Proxy Statement/Prospectus or (ii) each day necessary to allow a minimum of five (5) business days between the date of the HVWC Special Meeting and the End Date, unless failure to complete the Merger is due to a material breach of a representation, warranty, covenant or other agreement set forth in the Merger Agreement by the party seeking to terminate the Merger Agreement;

•	by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the Merger or the transactions contemplated in the Merger Agreement, unless the failure to obtain regulatory approval, or order prohibiting the Merger, is due to a material breach of a representation, warranty, covenant or other agreement set forth in the Merger Agreement by the party seeking to terminate the Merger Agreement;

•	by either party, if the Town of Southbury has exercised its right of first refusal or notified HVWC of its intention to do so;

•	by either party, if the other party breaches a representation or warranty or fails to perform or comply with any covenant or agreement and such breach has not been cured within ten (10) business days following written notice to the party in default or cannot be cured prior to the Closing;

•	by HVWC, if the Merger is not consummated within five (5) business days of written notice from HVWC to Connecticut Water that of all the of conditions necessary to proceed to the Closing have been satisfied or waived by HVWC;

•	by HVWC, if HVWC has received a superior proposal and the HVWC Board has made a determination to accept such superior proposal; provided that HVWC shall not terminate the Merger Agreement and enter into a definitive agreement with respect to the superior proposal until the expiration of five (5) business days following Connecticut Water’s receipt of HVWC’s written notice advising of a superior proposal, allowing Connecticut Water the opportunity to make such adjustments in the terms and conditions of the Merger Agreement as would enable HVWC to proceed with the Merger on such adjusted terms; or

•	by Connecticut Water if any of the following occur: HVWC (i) has withdrawn its recommendation of the Merger Agreement, (ii) has failed to make such recommendation or has modified or qualified its recommendation in a manner adverse to Connecticut Water (iii) has entered into, or announced its intention to enter into, another definitive acquisition agreement with a third party or (iv) takes certain other specified actions to engage in an alternative transaction to the Merger.

See “THE MERGER AGREEMENT – Termination and Amendment,” at page 37.

If the Merger Agreement is terminated, all obligations of all of the parties will generally terminate, and no party will have any obligation or liability to any of the other parties for any breach of the Merger Agreement, provided however, that, in connection with the termination of the Agreement under certain, but not all, of the circumstances specified above, HVWC may be required to pay to Connecticut Water, or Connecticut Water may be required to pay to HVWC, a termination fee of $100,000 in cash, as liquidated damages. No termination fee is payable by HVWC or Connecticut Water if the Merger Agreement is terminated because the Town of Southbury exercised its right of first refusal or notified HVWC of its intention to do so. See “THE MERGER AGREEMENT – Termination and Amendment”, at page 37.

Accounting Treatment

The Merger will be accounted for by applying the acquisition method under accounting principles generally accepted in the United States of America. Under this method, HVWC’s identifiable assets acquired and liabilities assumed as of the date of the Closing of the Merger will be measured at their acquisition-date fair values and added to those of Connecticut Water. Any difference between the purchase price for HVWC and the fair value of the identifiable net assets acquired and liabilities assumed will be recorded as goodwill. In accordance with Accounting Standards Codification 350-20, “Intangibles – Goodwill and Other” the goodwill resulting from the Merger, if any, will not be amortized to expense, but instead will be tested for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. The financial statements of Connecticut Water issued after the Merger will reflect the results attributable to the acquired operations of HVWC beginning on the date of the Closing of the Merger.

No opinions of financial advisors

In deciding to approve the Merger, neither of our Boards considered opinions from financial advisors as to the fairness of the Exchange Ratio from a financial point of view.

Material federal income tax consequences

Connecticut Water and HVWC’s respective legal counsel will provide opinions that HVWC Stockholders will not be taxed as a result of the exchange of HVWC Common Stock for CWS Common Stock in the Merger, unless and only to the extent they receive a cash payment in lieu of any fractional shares. Receipt of these opinions is a condition to the closing of the Merger.

Appraisal rights

Under Connecticut corporate law, HVWC Stockholders who do not vote in favor of the Merger and who comply with certain notice requirements and other procedures will have the right to be paid cash for the “fair value” of their shares. “Fair value” may be more or less than the value of CWS Common Stock to be paid to other HVWC Stockholders according to the Merger Agreement. Dissenting HVWC Stockholders must precisely follow specific procedures to exercise this right, or the right may be lost. These procedures are described in this Proxy Statement/Prospectus, and the Connecticut statutes that grant the right are attached as Appendix B.

Comparative per share market price information

Shares of CWS Common Stock are traded on NASDAQ. On May 9, 2016, the last full trading day on the NASDAQ prior to the public announcement of the proposed Merger, CWS Common Stock closed at $48.75 per share. On February 10, 2017, CWS Common Stock closed at $53.28 per share. HVWC Common Stock is not actively traded and therefore no current pricing data is available for it. See page 19 for further information.

Dividends after the Merger

Connecticut Water expects that the initial annualized dividend rate paid to Connecticut Water common stockholders after the completion of the Merger will be approximately $1.13 per share, subject to approval and declaration by the Connecticut Water Board of Directors. The annualized rate of $1.13 per share is equivalent to the historic dividend rate paid to Connecticut Water stockholders. Since holders of HVWC Common Stock are likely to receive between 170 and 267 shares of CWS Common Stock for each share of HVWC Common Stock they currently hold, the expected dividend policy after the Merger would result in a 302% dividend increase for the current HVWC Stockholders, from the 2015 annualized dividend rate of $61.73 per HVWC share to the

$1.13 per share of CWS Common Stock expected to be paid after the Merger due to the increased number of shares of CWS Common Stock to be owned by HVWC Stockholders after the Merger. These calculations assume an Exchange Ratio of 220.1.

The payment of dividends by Connecticut Water in the future, however, will depend on business conditions, its financial position and earnings, and other factors. If the Merger is completed, HVWC Stockholders will be entitled to participate in all Connecticut Water dividends for which the record date is after the effective date of the Merger.

RISK FACTORS

You should carefully consider each of the following risk factors in evaluating whether to vote for the approval of the Merger Agreement. If the Merger is consummated, Connecticut Water and HVWC will operate as a combined company in a market environment that involves significant risks, many of which will be beyond the combined company’s control. An investment in CWS Common Stock involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION,” you should carefully consider the following risk factors before deciding how to vote your shares of HVWC Common Stock.

We have described below the risks and uncertainties that we believe to be material to a decision on how to vote your shares of HVWC Common Stock. If any of the following risks and uncertainties develops into actual events, the combined company or its results of operations or financial condition could be adversely impacted. In such an event, the trading price of the CWS Common Stock could decline and you could lose all or part of your investment. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION.”

The price per share of the CWS Common Stock varies with market conditions, is computed as an average of trading days prior to the closing of the Merger, and this share price might decrease after the Merger.

The number of shares of CWS Common Stock to be issued to HVWC Stockholders is not now determinable but will be based on the market price of CWS Common Stock shortly before the closing date for the Merger. Therefore, the value of the consideration to be received by HVWC Stockholders as part of the Merger is, to some extent, subject to market fluctuations in the trading price of CWS Common Stock. In addition, the Merger Agreement uses a trailing 20 trading day average formula to compute the “CWS Share Price” to be used for purposes of the closing of the Merger. Therefore, it is possible that this average CWS Share Price could be lower than the actual closing price on the business day before the closing of the Merger.

In addition, following the Merger, holders of HVWC Common Stock will become stockholders of Connecticut Water. CWS Common Stock could decline in value after the Merger for reasons unrelated to the Merger or HVWC’s operations. For example, during the twelve-month period ending on January 1, 2017 (the most recent practicable date before the printing of this Proxy Statement/Prospectus), the closing price of CWS Common Stock varied from a low of $38.30 to a high of $57.75 and ended that period at $55.85. The market value of CWS Common Stock fluctuates based upon general market economic conditions, Connecticut Water’s business and prospects and other factors.

HVWC Stockholders will experience a reduction in percentage ownership and voting power of their shares as a result of the Merger.

HVWC Stockholders will have a far lower percentage ownership interests and effective voting power in Connecticut Water compared to their ownership interests and voting power in HVWC prior to the Merger. If the Merger is consummated and assuming a CWS Share Price of $50.45 per share, current HVWC Stockholders will own approximately 2.90% of the outstanding shares of CWS Common Stock, on a fully diluted basis.

Connecticut Water may be unable to successfully integrate HVWC’s operations and retain HVWC employees.

The Merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include integrating personnel with diverse business backgrounds; combining different corporate cultures; and retaining key employees. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of HVWC, all of whom are expected to be retained by Connecticut Water. Connecticut Water may not be successful in retaining these employees for the time period necessary to successfully integrate HVWC’s operations with those of Connecticut Water. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operation of HVWC and Connecticut Water following the Merger.

The shares of CWS Common Stock to be received by HVWC Stockholders as a result of the Merger will have different rights from shares of HVWC Common Stock.

Following completion of the Merger, HVWC Stockholders will no longer be stockholders of HVWC but will instead be stockholders of Connecticut Water. While both are Connecticut corporations, there will be important differences between your current rights as a HVWC Stockholder and the rights to which you will be entitled as a Connecticut Water shareholder. See “COMPARISON OF STOCKHOLDER RIGHTS” beginning on page 53 for a discussion of the different rights associated with CWS Common Stock and HVWC Common Stock.

Current HVWC Directors may have interests in the Merger that differ from HVWC Stockholders generally.

The current directors of HVWC may have interests in the Merger that are different from or in addition to the interests of HVWC Stockholders generally. See “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” at page 46.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire HVWC.

Until the completion of the Merger, with some exceptions, HVWC is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a Merger or other business combination transaction, with any person other than Connecticut Water. In addition, HVWC has agreed to pay a $100,000 termination fee to Connecticut Water in specified circumstances. These provisions could discourage other companies from trying to acquire HVWC even though those other companies might be willing to offer greater value to HVWC Stockholders than Connecticut Water has offered in the Merger. Payment of the termination fee by HVWC could also have a material adverse effect on HVWC’s financial condition.

If the Merger does not constitute a reorganization under Section 368(a) of the Internal Revenue Code, then HVWC Stockholders may be responsible for payment of U.S. income taxes related to the Merger.

The United States Internal Revenue Service (“IRS”) may determine that the Merger does not qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In that case, each HVWC Stockholder would recognize a gain or loss equal to the difference between the fair market value of the CWS Common Stock received by the stockholder in the Merger, and such stockholder’s adjusted tax basis in the shares of HVWC Common Stock exchanged therefor.

Failure to complete the Merger could negatively impact the stock price of Connecticut Water and the future businesses and financial results of HVWC and Connecticut Water.

If the Merger is not completed, the ongoing businesses of Connecticut Water and HVWC may be adversely affected and Connecticut Water and HVWC will be subject to several risks, including the following:

•	Connecticut Water and HVWC will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as legal, accounting, financial advisor and printing fees;

•	under the Merger Agreement, HVWC is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute business strategies it might otherwise have pursued; and

•	matters relating to the Merger may require substantial commitments of time and resources by Connecticut Water and HVWC management, which could otherwise have been devoted to other opportunities that may have been beneficial to Connecticut Water and HVWC as independent companies, as the case may be.

In addition, if the Merger is not completed, Connecticut Water and/or HVWC may experience negative reactions from the financial markets and from their respective customers and employees. Connecticut Water and/or HVWC also could be subject to litigation related to any failure to complete the Merger or to perform their respective obligations under the Merger Agreement. If the Merger is not completed, Connecticut Water and HVWC cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock price of either Connecticut Water or HVWC.

SUMMARY SELECTED HISTORICAL AND

CONDENSED FINANCIAL INFORMATION

Connecticut Water is providing the following financial information to aid you in your analysis of the financial aspects of the Merger. Connecticut Water derived this information from Connecticut Water’s consolidated audited financial statements for 2015, 2014 and 2013 and its unaudited financial statements for the nine months ended September 30, 2016. The information is only a summary and you should read it in conjunction with the historical consolidated financial statements (and related notes) contained in the Connecticut Water Annual Report on Form 10-K for the year ended December 31, 2015, a copy of which is incorporated by reference into this Proxy Statement/Prospectus.

Connecticut Water – Historical Financial Information

	At and for the 9 Months Ended	At and for the Year Ended December 31,
	September 30, 2016	2015	2014	2013
	(unaudited)
	(Dollars in Thousands, Except for Per Share Amounts)
Income Statement Data

Operating revenues	$77,084	$96,041	$94,020	$91,481

Net income	$22,626	$22,761	$21,319	$18,269

Income per common share	$2.05	$2.07	$1.95	$1.68

Cash dividends declared per common share	$0.8325	$1.05	$1.01	$0.98

Balance Sheet Data

Book value per common share	$21.14	$20.01	$18.83	$17.91

Total assets	$769,826	$716,718	$671,189	$630,811

Long-term debt	$200,155	$177,654	$176,601	$175,042

CWS COMMON STOCK

PRICE RANGE AND DIVIDENDS

CWS Common Stock is traded on the NASDAQ under the symbol “CTWS”. The following table sets forth the high and low closing sale prices as reported on NASDAQ and dividends paid for the period indicated.

	Price Range		Dividends Paid per Share

	High	Low
2013 Quarter Ended
March 31	$30.29	$28.04	$0.2425
June 30	$29.44	$27.75	$0.2425
September 30	$32.45	$28.26	$0.2475
December 31	$36.45	$30.68	$0.2475
2014 Quarter Ended
March 31	$35.51	$31.65	$0.2475
June 30	$34.56	$31.25	$0.2475
September 30	$34.80	$31.00	$0.2575
December 31	$37.50	$32.21	$0.2575
2015 Quarter Ended
March 31	$38.55	$35.07	$0.2575
June 30	$37.99	$33.20	$0.2575
September 30	$36.58	$33.15	$0.2675
December 31	$39.93	$34.15	$0.2675
2016 Quarter Ended
March 31	$45.66	$37.48	$0.2675
June 30	$56.20	$43.66	$0.2825
September 30	$56.62	$45.13	$0.2825
December 31	$57.75	$49.01	$0.2825

On February 10, 2017, the closing price for CWS Common Stock on the NASDAQ was $53.28.

On May 9, 2016, the last full trading day on the NASDAQ prior to the public announcement of the proposed Merger, CWS Common Stock closed at $48.75 per share.

As of December 1, 2016, there were approximately 3,080 holders of record of CWS Common Stock.

Dividend Rights and Restrictions

Holders of CWS Common Stock are entitled to receive such dividends as may be declared by the Board of Directors from the net profits and surplus of Connecticut Water. Connecticut Water has declared and paid quarterly dividends on CWS Common Stock without interruption since its affiliation with CWC in 1975. Dividends, when declared, are normally paid on the 15th day of March, June, September and December.

On May 10, 2016, Connecticut Water announced an increase of $0.015, or 5.6% in its common stock dividend. While Connecticut Water’s Board of Directors intends to continue the practice of declaring cash dividends on a quarterly basis, no assurance can be given as to future dividends or dividend rates since future dividends of Connecticut Water will be dependent upon timely and adequate rate relief, consolidated and parent company net income, availability of cash to Connecticut Water, CWC and MWC, the financial condition of Connecticut Water, CWC and MWC, the ability of Connecticut Water and CWC to sell their securities, the requirements of the Connecticut and Maine construction programs of CWC and MWC and other factors existing at the time that the Board of Directors deems relevant.

Connecticut Water is not permitted to pay any dividends on CWS Common Stock unless full cumulative dividends to the last preceding dividend date for all outstanding shares of Connecticut Water cumulative preferred stock have been paid or set aside for payment.

The income of Connecticut Water is derived principally from its investment in CWC and MWC, and Connecticut Water’s future ability to pay dividends to holders of CWS Common Stock is dependent upon the continued payment by CWC and MWC of dividends to Connecticut Water.

Dividend Reinvestment and Common Stock Purchase Plan

The Company offers a dividend reinvestment and stock purchase plan (the “DRIP”) to all registered stockholders, and to the customers and employees of our regulated water companies, whereby participants can opt to have cash dividends directly reinvested into additional shares of the Company. Under the DRIP, holders of CWS Common Stock who elect to participate may automatically reinvest all or specified percentages of their dividends in additional shares of CWS Common Stock and, along with customers and employees of either CWC or MWC, may also make optional cash payments of between $25 and $3,333 per month to purchase additional shares of CWS Common Stock at 100% of said average market price, subject to a discount of up to 5.00% from the average market price, which discount is available subject to certain limitations and may be offered only at Connecticut Water’s sole discretion. Connecticut Water may either issue authorized but previously unissued shares, or purchase shares of CWS Common Stock in the open market, to meet the requirements of the DRIP. In August 2014, the Board of Directors approved further amendments to the DRIP to reflect the Company’s appointment of a new common stock transfer agent. During the years ended December 31, 2015 and 2014, participants reinvested $1,536,000 and $1,697,000, respectively, as part of the DRIP.

HVWC COMMON STOCK PRICES AND DIVIDENDS

There is no established trading market for HVWC Common Stock and therefore no recent pricing data is available for it.

As of January 1, 2017, there were 13 record stockholders and 1,620 shares of HVWC Common Stock outstanding.

From 2013 to October 1, 2016, HVWC only paid a dividend of $61.7284 per share on December 30, 2015, and this dividend was approved by its Board of Directors. The December 2015 dividend was made after several years of no dividend payments due to the cost of completion of the server plant upgrade. HVWC expects to declare and pay another dividend to its stockholders prior to the Closing of the Merger.

The amount of the dividends paid by HVWC is subject to statutory prohibitions on the making of distributions. Subject to such limitations, the Board of Directors has discretion to determine the timing and amounts of all dividends.

HVWC SPECIAL STOCKHOLDERS’ MEETING

Date, time and place of Special Meeting

This Proxy Statement/Prospectus is being furnished to the holders of HVWC Common Stock in connection with the solicitation of proxies by the HVWC Board for use at a HVWC Special Meeting to be held on February 27, 2017, at the offices of HVWC, 465 Heritage Road, Southbury, Connecticut 16488, at 10:00 a.m., local time, and at any adjournment or postponement thereof.

This Proxy Statement/Prospectus and accompanying proxy are first being mailed to the HVWC Stockholders on or about February 17, 2017.

Business to be transacted at the Special Meeting

At the HVWC Special Meeting, the HVWC Stockholders will be asked to consider and vote on a proposal to approve the Merger and a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Agreement.

A copy of the Merger Agreement dated May 10, 2016 (without the exhibits or schedules thereto) is attached as Appendix A to this Proxy Statement/Prospectus. Upon satisfaction or waiver of the conditions described in the Merger Agreement, (i) NewCo, a wholly owned subsidiary of Connecticut Water will be merged with and into HVWC, (ii) each outstanding share of HVWC Common Stock will be converted into the right to receive that number of shares of CWS Common Stock on the terms set forth in the Merger Agreement, and (iii) HVWC, as the surviving corporation in the Merger, will thereafter be a wholly-owned subsidiary of Connecticut Water. See “THE MERGER AGREEMENT,” at page 27.

Record date; voting rights

Only stockholders of record of HVWC Common Stock at the close of business on February 17, 2017, (the “Record Date”) will be entitled to vote at the HVWC Special Meeting. On the Record Date, there were issued and outstanding 1,620 shares of HVWC Common Stock. Each share of HVWC Common Stock is entitled to one vote on the proposal to approve the Merger, exercisable in person or by properly executed proxy at the HVWC Special Meeting or any adjournment or postponement thereof.

Voting requirements; quorum

The presence, either in person or by proxy, of the holders of a majority of the shares of HVWC Common Stock issued and outstanding on the Record Date is necessary to constitute a quorum for the transaction of business at the HVWC Special Meeting.

Under the CBCA, the affirmative vote, either in person or by proxy, of the holders of at least two-thirds (66.66%) of the shares of HVWC Common Stock issued and outstanding on the Record Date is required to adopt the proposal to approve the Merger. The proposal to adjourn the HVWC Special Meeting, if needed, to solicit additional votes will be approved if the number of votes cast favoring the proposal exceed the votes cast opposing the proposal. Abstentions have the effect of votes against the proposal to approve the Merger, but would not affect the proposal to adjourn the HVWC Special Meeting.

The management of HVWC does not know of any business to be presented at the HVWC Special Meeting other than such business described in this Proxy Statement/Prospectus. Should additional business properly come before the HVWC Special Meeting, the persons acting as the proxies will have discretion to vote in accordance with their own judgment on such business.

Pursuant to the CBCA and Connecticut Water’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, no vote of the CWS Stockholders is required to complete the Merger.

Affiliate ownership

As of the Record Date for the Special Meeting, directors, officers and affiliates of HVWC as a group owned 1,490 shares of HVWC Common Stock, representing approximately 91.98% of the outstanding shares of HVWC Common Stock.

Voting of proxies

All shares of HVWC Common Stock represented by properly executed proxies received prior to or at the HVWC Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted FOR approval of the Merger and FOR approval of the proposal to adjourn the HVWC Special Meeting, if needed, to solicit additional votes.

Revocability of proxies

Any proxy given in response to this solicitation may be revoked by the person giving it any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of HVWC, at or before the taking of the vote at the HVWC Special Meeting, a written notice of revocation bearing a later date than the proxy given, (ii) duly executing a proxy bearing a later date than the proxy given and delivering it to the Secretary of HVWC before the vote at the HVWC Special Meeting, or (iii) attending the HVWC Special Meeting and voting in person (although attendance at the HVWC Special Meeting will not in and of itself constitute a revocation of a proxy previously given). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to: The Heritage Village Water Company, 465 Heritage Road, Southbury, Connecticut 16488, Attention: Secretary, at or before the taking of the vote at the HVWC Special Meeting.

Solicitation of proxies

All expenses of this solicitation (other than the SEC filing fee which will be paid by Connecticut Water), including the cost of preparing and mailing this Proxy Statement/Prospectus, will be borne by the party incurring such expenses. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of HVWC in person, by telephone or other means of communication. Such directors, officers and employees will not be additionally compensated for, but may be reimbursed for out-of-pocket expenses in connection with, such solicitations. Arrangements will also be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of HVWC Common Stock held of record by such custodians, nominees and fiduciaries, and HVWC may reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Appraisal rights

If you do not wish to accept CWS Common Stock in the Merger, you have the right under Connecticut law to have the fair value of your shares determined by a Connecticut court. This right to appraisal is subject to a number of restrictions and technical requirements. Generally, in order to exercise your appraisal rights you must:

•	send a written demand to HVWC for appraisal in compliance with Connecticut law before the vote on the Merger;

•	not vote in favor of the Merger; and

•	continuously hold your HVWC Common Stock from the date you make the demand for appraisal through the closing of the Merger.

Merely voting against the Merger will not protect your rights to an appraisal. Appendix B to this Proxy Statement/Prospectus contains a copy of the Connecticut statute governing appraisal rights. If you do not follow all the steps required by Connecticut law, you will lose your rights to appraisal. The requirements under Connecticut law for exercising appraisal rights are described in further detail at pages 43 to 46, “RIGHTS OF DISSENTING STOCKHOLDERS”.

APPROVAL OF THE MERGER (PROPOSAL 1)

This section of the Proxy Statement/Prospectus, as it relates to the Merger Agreement, is qualified by reference to the Merger Agreement, dated May 10, 2016, which is incorporated herein by reference and attached as Appendix A. All information in this Proxy Statement/Prospectus about HVWC has been supplied by HVWC and has not been verified by Connecticut Water. All information in this Proxy Statement/Prospectus about Connecticut Water has been supplied by Connecticut Water and has not been verified by HVWC. This summary may not contain all of the information important to you. You should therefore carefully read this entire document and the Merger Agreement for a more complete understanding of the Merger.

Background to the Merger – Connecticut Water

Public water supply has been the core business of Connecticut Water since its operating subsidiary, CWC, was established in 1956, and it remains our core business. From the 1950s to the 1990s, CWC’s water supply business grew in Connecticut both through the legislative expansion of its utility franchise into areas previously not served by a public water supplier and through acquisition by CWS of water companies which served other Connecticut areas, and more recently, areas in Maine.

The normal growth and expansion of the business has been enhanced by Connecticut Water’s acquisition of smaller water utilities throughout Connecticut and Maine that are close to CWC’s three operating regions and MWC’s operating divisions in Maine. Since 2012, Connecticut Water has grown its customer base by 37% due to completed acquisitions, an industry-leading growth rate.

Since the mid-1990s, Connecticut Water has aggressively pursued viable water company acquisitions, including the 1999 acquisitions of the Crystal Water Company of Danielson and of the Gallup Water Company and the October 2002 acquisition of the Unionville Water Company. In addition, in February 2001, Connecticut Water acquired the Barnstable Holding Company, a holding company which owns BARLACO and The Barnstable Water Company, a public water utility operating in Barnstable, MA, until its assets were sold to the Town of Barnstable, MA in 2005.

Since joining Connecticut Water in 2006, Eric W. Thornburg, Chairman, President and Chief Executive Officer, has consulted with Connecticut Water’s board of directors (the “CWS Board”) on strategic planning and long term growth objectives. Mr. Thornburg, in conjunction with Connecticut Water’s leadership team, began to analyze possible acquisition candidates that would enable Connecticut Water to meet its growth objectives in the New England region.

On January 1, 2012, Connecticut Water completed the acquisition of The Maine Water Company (“MWC”), the former Maine operating subsidiary of Aqua America, Inc. for a total cash purchase price, adjusted at closing, of $35.6 million. This was a strategic move for Connecticut Water and its stockholders, opening up a new state for growth and leading the way to the late 2012 acquisition of the Biddeford and Saco Water Company (“BSWC”), a stock-for-stock merger valued at approximately $12 million that Connecticut Water completed on December 10, 2012. BSWC was merged with and into MWC effective January 1, 2014. After completion of the BSWC acquisition, MWC now serves approximately 32,000 customers, or a population of 100,000, in over 20 communities throughout the state of Maine.

These transactions demonstrate that Connecticut Water has a proven track record of completing prudent and accretive acquisitions of selected water companies in its target markets. Because Connecticut Water has identified that there are over 800 separate water systems and over 300 wastewater operations in Connecticut and Maine alone, Connecticut Water intends to continue to identify and pursue selected acquisitions in its target markets when prudent to do so.

Background to the Merger – Merger Negotiations

Connecticut Water is the largest, U.S. based, investor-owned water company operating in New England, as measured by operating revenues and utility plant investment. Connecticut Water has considerable financial resources and an ability to attract additional equity capital. As discussed above, an important element of Connecticut Water’s growth strategy is the acquisition and integration of water systems. This allows the company to expand into new service areas, leverage its economies of scale, obtain new rate base for future investment, and diversify its portfolio. From time to time during the past several years, Connecticut Water’s leadership team and Board have analyzed various strategic options regarding a possible expansion of the company’s regulated water supply business outside of the state of Connecticut.

In July 2015, Mr. Thornburg first met with Mr. Sorensen to discuss Connecticut Water’s interest in acquiring HVWC’s business. Connecticut Water remained in contact with HVWC during the summer and fall of 2015, and was aware of the interest of at least three other possible bidders for HVWC’s business. In December 2015, Connecticut Water became aware of another potential bidder’s intent to offer to purchase HVWC. Connecticut Water reached out to Mr. Sorensen to request a meeting to discuss Connecticut Water’s interest in an acquisition.

On January 8, 2016, Mr. Thornburg met with Mr. Sorensen to discuss potential business and financial parameters that Connecticut Water would address in a proposal to be made to HVWC to acquire the company. Connecticut Water provided an informal indication of interest and price range shortly after this meeting.

During late January and early February 2016, Connecticut Water and HVWC discussed the terms of the proposed acquisition and Connecticut Water’s legal counsel prepared a non-binding term sheet outlining the proposed terms of Connecticut Water’s acquisition of HVWC. The parties worked to finalize the proposed terms of the acquisition during this four week period.

On February 5, 2016, the parties entered into a non-binding term sheet (the “Term Sheet”) setting forth the principal terms of the Connecticut Water’s acquisition of HVWC by means of a tax free exchange of publicly-traded shares of Connecticut Water Common Stock for all of the issued and outstanding shares of Common Stock of HVWC, with an approximate value of $15.76 million.

On March 11, 2016, the CWS Board held a meeting at which Connecticut Water’s leadership team reviewed in detail with the CWS Board the final Term Sheet and the proposed terms of the Merger Agreement. Based upon the CWS Board’s review and discussion of the Merger Agreement and the relevant factors described below in “– Connecticut Water’s Reasons for the Transaction”, the CWS Board unanimously authorized and approved the terms of the acquisition set forth in the Term Sheet and a draft merger agreement, and further authorized management to complete the execution and delivery of a definitive merger agreement with HVWC, with any further necessary changes deemed necessary by management.

During February and March of 2016, Connecticut Water conducted due diligence on HVWC and, along with its legal counsel, discussed proposed terms of a definitive merger agreement with HVWC’s management and HVWC’s legal counsel, including the parties’ representations, warranties, covenants, closing conditions and the structure of the proposed merger. On March 30, 2016, the parties agreed to extend the duration of the Term Sheet until May 31, 2016, in order to provide additional time to complete the negotiation and drafting of the definitive merger agreement.

On May 10, 2016, the board of directors of HVWC voted unanimously to approve the Merger Agreement and the terms of the Merger by written consent. On May 10, 2016, the parties entered into a definitive Agreement and Plan of Merger between and among Connecticut Water, HAC Inc., a wholly-owned Connecticut subsidiary of Connecticut Water, and HVWC.

On May 10, 2016, Connecticut Water issued a press release announcing the signing of the Merger Agreement. In addition, the parties contacted the Towns of Southbury, Oxford and Middlebury concerning their rights related to HVWC.

Connecticut Water’s Reasons for the Transaction

Connecticut Water continues to operate its core water business through its operating subsidiaries, CWC in Connecticut and MWC in Maine. Connecticut Water’s strategic objectives include the growth of its public water supply business in New England, particularly in Connecticut. The opportunity to acquire HVWC, which is strategically located in Southern Connecticut, provides an opportunity to strategically grow the size of Connecticut Water’s water service business in its home state of Connecticut.

The transaction also will provide Connecticut Water with its first opportunity to enter the wastewater business, as HVWC is the only private, investor-owned sewer system in Connecticut and the only sewer system regulated by the PURA. Connecticut Water believes that acquiring HVWC will give it the opportunity to operate a wastewater system and demonstrate to other operators of similar systems (in both Connecticut and Maine) that Connecticut Water has the expertise to in the future acquire and prudently operate such systems.

Connecticut Water also believes that the Merger will provide better opportunities to achieve significant benefits for both companies’ stockholders, customers, employees and the communities that they serve than could be achieved by the two companies separately.

HVWC’s Reasons for the Transaction

The following discussion of the information and factors considered by the HVWC Board is not intended to be exhaustive, but includes all material factors considered by the HVWC Board. In reaching its determination to approve and recommend the Merger, the HVWC Board did not assign relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

The terms of the Merger Agreement between Connecticut Water and HVWC were the result of arm’s-length negotiations between the parties. The HVWC board of directors (the “HVWC Board”) considered economic, financial and legal factors in reaching its conclusion to approve and recommend the transaction.

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the HVWC Board consulted with senior management and its accounting and legal advisors and considered economic, financial and legal factors, including, without limitation, the following:

•	its belief that the financial terms of the acquisition, including the exchange ratio set forth in the Merger Agreement, are fair to and in the best interest of HVWC’s stockholders;

•	its belief that the Merger was more favorable to HVWC’s stockholders than the other alternatives reasonably available to HVWC and its stockholders, including the form and amount of the merger consideration and the alternative of remaining as a stand-alone, independent company;

•	the existence of an active trading market for the CWS Common Stock on the NASDAQ Stock Market, which is presently unavailable for HVWC Common Stock and which provides HVWC stockholders the opportunity to choose for themselves between liquidity in their investment and the opportunity to participate in the future growth of the combined entity;

•	available current and historical information regarding the businesses, operations, earnings, financial condition and management of Connecticut Water and HVWC’s prospects if it were to remain a stand-alone, independent company;

•	the financial and business prospects of Connecticut Water and its subsidiaries as a result of their becoming a larger, combined operating entity, including providing HVWC an opportunity to realize economies of scale and to increase operational efficiencies, and the resulting benefit for the current HVWC stockholders who receive shares of CWS Common Stock;

•	the relative financial strength of Connecticut Water as a merger partner compared to other potential acquirers based on Connecticut Water’s historical revenues and revenue expectations over the near and long term;

•	that as a result of the Merger, HVWC will have greater access to capital markets and the funds it needs to make the infrastructure improvements necessary to maintain its water quality and enhance the reliability of its water system;

•	the proximity of Connecticut Water’s service areas to the service areas of HVWC and Connecticut Water’s historical record and commitment with respect to the communities and employees of the companies it has acquired and HVWC’s belief that Connecticut Water is a high quality water supply company with a compatible business culture and shared approach to customer service and increasing stockholder value;

•	the fact that Connecticut Water has served as a contract operator for HVWC for both the water and sewage treatment facilities for more than a decade and has in-depth institutional knowledge of HVWC and its operations which will support the transition of the business;

•	that the transaction is intended to qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code and that the HVWC stockholders’ receipt of CWS Common Stock is not expected to be taxable to them as described more fully under “CERTAIN FEDERAL INCOME TAX CONSEQUENCES” at page 40;

•	the HVWC board’s assessment of the likelihood that the Merger would be completed with acceptable regulatory conditions or requirements, and the ability of Connecticut Water’s management team to successfully integrate and operate the business of the combined company after the Merger;

•	that the Merger Agreement permits the HVWC Board to declare dividend payments on its common stock in an amount of up to $300,000 prior to the closing date of the transaction; and

•	the termination fee payable to HVWC by Connecticut Water in the event that the Merger Agreement were to be terminated under certain circumstances.

The HVWC Board believed the factors listed above outweigh any potential adverse consequences of the proposed merger including:

•	the restrictions that the Merger Agreement imposes on HVWC soliciting competing proposals and the fact that HVWC might be obligated to pay a termination fee to Connecticut Water under specified circumstances;

•	the loss of autonomy associated with being an independent water supply company;

•	the risk that the transactions contemplated by the Merger Agreement might not be consummated due to failure to satisfy the closing conditions set forth therein, some of which are outside of HVWC’s control (including, without limitation, the receipt of regulatory approvals, the non-exercise of the right of first refusal by the Town of Southbury and the HVWC Board recomposition requirement), and the potential adverse effect resulting therefrom due to the public announcement of the Merger Agreement;

•	potential adverse reaction of some local communities within HVWC’s operating footprint and of HVWC customers to Connecticut Water;

•	the fact that HVWC’s officers and employees will have to focus extensively on actions required to complete the Merger, which could divert their attention from HVWC’s business, and that HVWC could incur substantial transaction costs even if the Merger is not consummated; and

•	that while the Merger is pending, HVWC will be subject to restrictions on how it conducts business that could delay or prevent HVWC from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent.

The HVWC Board took into account that Connecticut Water has a market capitalization of over $620 million and its public float of its common stock (approximately 11 million shares) is actively traded on NASDAQ, with an average daily trading volume of over 43,000 shares per day (during the past three months). Moreover, Connecticut Water enjoys a stronger credit rating than HVWC and has far greater capacity to borrow funds at attractive rates.

Additionally, in the judgment of HVWC management and directors, the Merger consideration offered by Connecticut Water to HVWC Stockholders represents a very attractive price for surrender of their shares of HVWC Common Stock.

In the judgment of HVWC management and directors, another benefit of the proposed Merger is that the transaction is structured so as not to constitute a taxable sale of HVWC Common Stock held by HVWC Stockholders who elect to retain the shares of CWS Common Stock being received. Instead, HVWC Stockholders will receive shares of CWS Common Stock under a tax-free reorganization. See “CERTAIN FEDERAL INCOME TAX CONSEQUENCES” at page 40 for a further discussion of material income tax considerations. On the other hand, those HVWC Stockholders who wish to sell their shares of CWS Common Stock may do so on NASDAQ. Moreover, the shares of CWS Common Stock to be issued pursuant to the Merger will be registered with the SEC and freely tradable in the open market.

The terms offered by Connecticut Water were such that HVWC management and directors concluded that it was unlikely that any other acquiror would be willing to offer superior terms. In the opinion of HVWC management and directors, this likely meant that Connecticut Water was uniquely positioned to offer an attractive price for HVWC Common Stock.

HVWC management and directors, in consultation with HVWC legal counsel, also considered whether to hire an investment banking firm to assist in the negotiations. Their conclusion was that the price offered by Connecticut Water was sufficiently favorable that (a) they were skeptical that an investment banker’s involvement would result in improved terms and (b) they were concerned that Connecticut Water might withdraw its offer if the negotiation process were made lengthier and more complicated by the involvement of other new advisors. Given that HVWC is in the regulated business of public water supply within the State of Connecticut and is experienced with PURA regulations, that determine the rates water companies may charge for water service and require PURA approval of the Merger, the HVWC board of directors believed that it could rely on the regulatory and financial experience of its management in evaluating the transaction, without incurring the expense of a fairness opinion.

The foregoing discussion of the factors considered by the HVWC Board is not intended to be exhaustive, but sets forth the principal factors considered by the HVWC Board. The HVWC Board collectively reached the unanimous conclusion to approve the Merger Agreement in light of the various factors described above and other factors that each of its members deemed relevant. In view of the wide variety of factors considered by the members of the HVWC Board in connection with their evaluation of the merger and Merger Agreement and the complexity of these matters, the HVWC Board did not consider it practical, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it consider in reaching its decision. The HVWC Board made its decision based on the totality of the information presented to and considered by it. In considering such factors discussed above, individual directors may have given different weights to different factors.

Based on the factors described above, and after consulting with its legal counsel, the Board of HVWC has: (i) determined that the proposed Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, HVWC and the HVWC stockholders, (ii) adopted the plan of merger reflected in the Merger Agreement and directed that the plan of merger be submitted to HVWC stockholders for their approval, and (iii) resolved to recommend that HVWC stockholders vote to approve the plan of merger.

Regulatory Approval

Completion of the Merger is subject to the condition that the parties receive final and non-appealable orders of the PURA and the MPUC in form and substance reasonably acceptable to the parties.

On July 7, 2016, Connecticut Water and HVWC filed an application seeking PURA approval of the Merger under Section 16-47 of the Connecticut General Statutes. The agency conducted hearings during September 2016. CT Water and HVWC submitted a post-hearing brief on October 18, 2016. On November 22, 2016, PURA issued its preliminary decision approving the change of control of HVWC. On November 25, 2016, Connecticut Water and HVWC filed a letter in lieu of written exceptions with PURA regarding the proposed decision. On December 5, 2016, PURA issued its final order approving the change of control of HVWC.

On May 20, 2016, Connecticut Water’s Maine affiliate, MWC, filed an application with the MPUC under 35-A M.R.S. § 708 (the “MPUC Application”) requesting that the MPUC issue an order to approve Connecticut Water’s acquisition of HVWC. The MPUC Application sets forth the factual and legal basis for MPUC approval of the Merger and explains the relationship of Connecticut Water and HVWC to MWC. The Maine Office of Public Advocate intervened in the proceeding, and later determined not to object to the proceeding. During July and August 2016, counsel for MWC held discussions with MPUC staff. On September 28, 2016, the MPUC issued an order to approve the MPUC Application.

Right of First Refusal of the Town of Southbury

Under Section 15 of the HVWC Certificate of Incorporation, the Town of Southbury, Connecticut has a right of first refusal (ROFR) to acquire HVWC on the same terms and conditions as those contained in the Merger Agreement. Upon receipt of a bona fide offer to acquire the company which it intends to accept, HVWC is required to notify the Town of Southbury of HVWC’s intention and to provide the name and address of the purchaser and the terms and conditions of the proposed transaction. HVWC notified the Town of Southbury under this provision and offered to sell the company to the Town, as required by Section 15, by letter dated May 10, 2016. The 90-day notice period began to run on May 10, 2016, and was set to expire on August 8, 2016.

On November 18, 2016, CT Water and HVWC each separately filed answers to the Town’s amended complaint. On November 18, 2016, HVWC also submitted a motion for summary judgment to dismiss the Town’s case in its entirety.

On December 15, 2016, following approval by the Town’s Board of Selectmen of the Town, HVWC and CT Water entered into a settlement agreement to resolve the matters currently pending before the Court. Under the settlement agreement, the Town has agreed to withdraw the lawsuit with prejudice within ten (10) days of the date of the settlement agreement and to forego any court appeals of the Dec. 5, 2016 order of PURA approving the Merger. In accordance with the settlement agreement, on December 20, 2016, the Town of Southbury withdrew its lawsuit as to all defendants.

As described in under “THE MERGER AGREEMENT – Conditions” below, the obligation of Connecticut Water to complete the Merger is subject to a condition that the Town of Southbury shall not have, within the time period prescribed by applicable law, exercised its right of first refusal under Section 15 to acquire HVWC or notified HVWC or Connecticut Water of the Town’s intention to exercise such right, and not subsequently withdrawn such notice or waived such right.

HVWC Corporate Governance Matters

Under Section 5 of the HVWC Certificate of Incorporation, each of the Towns of Southbury, Oxford and Middlebury, Connecticut has the right to appoint a representative of the Town to serve on the HVWC Board of Directors, in each case as determined by the legislative body of each such Town.

Pursuant to a May 9, 2016 action by written consent of the HVWC Stockholders, the current elected members of the HVWC Board are Keith J. Sorensen, Henry J. Paparazzo, Jeanne Paparazzo, Robert E. Landry and George Godfrey. On May 10, 2016, HVWC notified each of the Towns of Southbury, Oxford and Middlebury of their Board representation rights under the HVWC Certificate of Incorporation and requested that each such Town promptly identify the Town Representative. In the alternative, HVWC asked each such Town to provide a written waiver of the right to a Board seat, if the Town chooses to waive its right to such representation.

On May 17, 2016, Edward B. St. John, the first selectman of the Town of Middlebury notified HVWC that the Town of Middlebury has selected Mr. St. John to serve as the representative of the Town of Middlebury on the HVWC Board. On November 17, 2016, George R. Temple, the first selectmen of the Town of Oxford, notified HVWC that the Town of Oxford has selected Mr. Temple to serve as the representative of the Town of Oxford on the HVWC Board. On January 23, 2017, Jeffrey Manville, the first selectman of the Town of Southbury, notified HVWC that the Town of Southbu ry had selected Mr. Manville to serve as the representative of the Town of Southbury on the HVWC Board.

On January 31, 2017, the stockholders of HVWC acted by unanimous written consent to expand the size of the HVWC Board to eight (8) persons and to elect each of Messrs. St. John, Temple and Manville to the HVWC Board of Directors. On February 17, 2017, the HVWC Board met and adopted resolutions authorizing the Merger Agreement and the Merger, and setting February 27, 2017 as the date of the Special Meeting of HVWC Stockholders (with a record date of February 17, 2017).

Recommendation of the HVWC Board of Directors

For the reasons described above, the HVWC Board of Directors has determined the Merger to be fair to, and in the best interests of, HVWC and its stockholders. Accordingly, the HVWC Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that HVWC Stockholders vote “FOR” approval of the Merger.

THE MERGER AGREEMENT

The following discussion summarizes certain provisions of the Merger Agreement. You should read carefully the Merger Agreement itself, which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated here by reference. This summary is qualified in its entirety by reference to the Merger Agreement.

The Merger

The Merger Agreement provides that, on the Closing Date, NewCo, a wholly-owned subsidiary of Connecticut Water, will be merged with and into HVWC, with HVWC becoming a wholly-owned subsidiary of Connecticut Water and continuing as the surviving corporation (the “Surviving Company”). The Merger requires prior approval and adoption of the Merger Agreement by the HVWC Stockholders and the satisfaction or waiver of other stated conditions.

As a result of the Merger and assuming a CWS Share Price of $50.45 per share (the middle of the range of the “collar” under the Merger Agreement), Connecticut Water would issue 197.19 shares of CWS Common Stock for each share of HVWC Common Stock. This share amount assumes that the Exchange Ratio is based upon a Closing Price of $50.45, which may vary during the time period immediately prior to the Effective Time of the Merger. See “THE MERGER AGREEMENT – Consideration,” at page 28. Cash will be paid in lieu of fractional shares. Holders of HVWC Common Stock are entitled to appraisal rights in connection with the Merger under the CBCA. See “COMPARISON OF STOCKHOLDER RIGHTS – Dissenters’ Rights of Appraisal” and “THE MERGER AGREEMENT – Conditions Precedent to the Merger.”

The Merger will become effective in accordance with the Certificate of Merger to be filed with the Secretary of the State of the State of Connecticut. It is anticipated that such filing will be made immediately after the Closing.

The Surviving Company

At the Effective Time, each issued and outstanding share of common stock of NewCo shall be converted into and become a validly issued, fully paid and nonassessable share of the common stock of the Surviving Company. The HVWC Certificate of Incorporation in effect immediately prior to the Closing Date will be the Certificate of Incorporation of the Surviving Company after the Closing Date, until thereafter changed or amended as provided therein or by applicable law. The Bylaws of the Surviving Company shall be amended and restated to conform such Bylaws to the Bylaws of NewCo, effective as of the Closing.

The directors and the officers of NewCo, the Connecticut Water subsidiary, will be the directors and officers of the Surviving Company, subject to the requirement contained in the HVWC Certificate of Incorporation that each of the Towns of Southbury, Oxford and Middlebury (the “Towns”) have elected to seat a representative on the HVWC Board, or waived such right. See “THE MERGER AGREEMENT – HVWC Corporate Governance Matters” below at page 35. The Town Representatives that are on the HVWC Board before the Merger will continue as directors of the Surviving Company.

The Surviving Company will have all of the rights, privileges, powers and franchises, and be subject to the same restrictions, disabilities and duties, that the Connecticut Water subsidiary and HVWC had separately before the Merger.

Consideration

At the Closing Date, by virtue of the Merger and without any action by any holder of HVWC Common Stock, each share of HVWC Common Stock will be converted into the right to receive that number of shares of CWS Common Stock equal to the Exchange Ratio, which will likely range between 307,265 and 432,669 shares of CWS Common Stock for all of the outstanding shares of HVWC Common Stock, assuming a price per share of CWS Common Stock of $52.45 and $35.45, respectively.

Pursuant to the Merger Agreement, upon consummation of the Merger, each share of HVWC Common Stock will be converted into the right to receive that number of shares of CWS Common Stock equal to the Exchange Ratio, as follows:

(a) 240 shares of CWS Common Stock for each share of HVWC Common Stock, provided that the CWS Share Price over a specified period prior to the closing date of the Merger is equal to or greater than $39.45 but less than or equal to $41.45.

(b) If the CWS Share Price is less than $39.45 as of the closing date, each share of HVWC common stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of CWS Common Stock equal to $9,468 divided by the CWS Share Price, rounded to the nearest hundredth.

(c) If the CWS Share Price is more than $41.45 as of the closing date, each share of HVWC common stock issued and outstanding at the time of the closing of the Merger will be exchanged and converted into the right to receive that number of shares of CWS Common Stock equal to $9,948 divided by the CWS Share Price, rounded to the nearest hundredth.

The “CWS Share Price” shall be equal to the average of the closing price of the shares of CWS Common Stock as reported by NASDAQ for the twenty (20) trading days immediately preceding the third (3rd) trading day prior to the closing of the Merger. The Exchange Ratio will be rounded to the nearest hundredth. HVWC Stockholders will receive cash in lieu of any fractional shares of CWS Common Stock they would otherwise receive in the Merger.

The following table sets forth the Exchange Ratio to be applied in the Merger and the aggregate Merger consideration, plus cash in lieu of fractional shares (the “Merger Consideration”), assuming various closing prices for CWS Common Stock:

Closing Price of CWS Common Stock	Exchange Ratio (CWS Common Stock to HVWC Common Stock)	Aggregate Merger Consideration (Shares of CWS Common Stock)
$58.45	170.20:1.0	275,724
$56.45	176.23:1.0	285,493
$54.45	182.70:1.0	295,974
$52.45	189.67:1.0	307,265
$50.45	197.19:1.0	319,448
$48.45	205.33:1.0	332,635
$46.45	214.17:1.0	346,955
$44.45	223.80:1.0	362,556
$42.45	234.35:1.0	379,647
$41.45	240:1.0	388,800
$40.45	240:1.0	388,800
$39.45	240:1.0	388,800
$38.45	246.24:1.0	398,909
$37.45	252.82:1.0	409,568
$35.45	267.08:1.0	432,669

Based upon the capitalization of HVWC and Connecticut Water as of December 31, 2015 and an assumed Exchange Ratio of 197.19:1 (based on a CWS Share Price of $50.45), the holders of the then-outstanding shares of HVWC Common Stock would own in the aggregate 319,448 shares of CWS Common Stock or approximately 2.90% of the outstanding shares of CWS Common Stock following the consummation of the Merger.

Fractional Shares

No fractional shares of CWS Common Stock will be distributed pursuant to the Merger. If any HVWC Stockholder is not entitled to a whole number of shares of CWS Common Stock, the HVWC Stockholder will receive a cash payment in lieu of any entitlement to a fractional share of CWS Common Stock from an amount of cash provided by Connecticut Water to its Exchange Agent, Broadridge Corporate Solutions, Inc., which also serves as the Transfer Agent for the CWS Common Stock.

Exchange of Shares

Upon the Effective Time of the Merger, the stock transfer books of HVWC will be closed and there will be no further registration of transfers of HVWC Common Stock. Promptly after the Effective Time of the Merger, transmittal letters will be mailed to each holder of record of HVWC Common Stock to be used in forwarding the share certificates for surrender and exchange for certificates for the shares of CWS Common Stock. After receipt of the transmittal letter, each holder of certificates formerly representing HVWC Common Stock may surrender those certificates to a paying agent which will be designated by Connecticut Water and referenced in the transmittal letter, and each such holder will receive in return certificates for the number of whole shares of CWS Common Stock to which such holder is entitled. The transmittal letters will be accompanied by instructions specifying other details of the exchange procedure. HVWC STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER FOLLOWING THE EFFECTIVE TIME.

If a certificate for HVWC Common Stock has been lost, stolen or destroyed, the paying agent will issue CWS Common Stock to the registered holder upon receipt of an affidavit of that fact, subject to conditions as the paying agent may impose including customary indemnification obligations.

Following the Merger, HVWC Stockholders will hold stock in Connecticut Water, not in HVWC. For a description of the differences between the rights of the holders of CWS Common Stock and HVWC Common Stock, see “COMPARISON OF STOCKHOLDER RIGHTS,” at page 53.

No Further Rights

After the Effective Time, holders of certificates representing shares of HVWC Common Stock will cease to have any rights with respect to HVWC Common Stock except as otherwise provided in the Merger Agreement or by applicable law. The only right of holders of the certificates shall be the right to receive the number of shares of CWS Common Stock which the holder of the certificate is entitled to receive, subject to any properly constituted assertions of appraisal rights. HVWC Stockholders will be entitled to dividends on CWS Common Stock received in the Merger if the record date for the dividend is after the effective time of the Merger. Neither the CWS Common Stock nor any such dividends will be delivered to a former holder of HVWC Common Stock unless and until the HVWC Stockholder surrenders his certificate for HVWC Common Stock as described above under “Exchange of Shares.”

Representations and Warranties

The Merger Agreement contains customary reciprocal representations and warranties of HVWC and Connecticut Water on:

•	due organization and good standing;

•	corporate authority to carry on its business;

•	authorization and corporate authority to enter into the Merger Agreement and the other contemplated transactions;

•	enforceability of the Merger Agreement;

•	absence of violations of, and conflicts with, organizational documents, agreements, judgments or other court orders, rules or regulations by which each party is bound, laws and certain regulatory requirements;

•	use of brokers;

•	absence of material adverse changes in the financial position, results of operations, assets, liabilities or business of Connecticut Water and HVWC;

•	governmental investigations and litigation; and

•	completeness of disclosure under the Merger Agreement.

In addition, HVWC has made representations and warranties regarding:

•	rates, prices and charges of HVWC;

•	absence of creation of material liens or encumbrances on its assets as a result of entering into the Merger Agreement;

•	obtaining requisite material consents and releases from governmental bodies and third parties;

•	title to the assets of HVWC and title to the real property of HVWC;

•	water supply sources and facilities and the rights of HVWC to use the water;

•	ownership of interests in third parties;

•	compliance with zoning and other restrictions and, as applicable, possession of permits or variances relating to such restrictions;

•	effectiveness of charter documents;

•	material contracts, agreements and leases;

•	financial statements and annual return filings with the MPUC;

•	compliance with health and safety, environmental and other regulatory laws;

•	Superfund and other liability for the presence or disposal of hazardous substances;

•	condition of HVWC’s system and insurance matters;

•	taxes and tax returns, liens and liabilities;

•	employees and labor matters, and employee benefit plans;

•	related party transactions;

•	capitalization and corporate records of HVWC;

•	bank accounts, loans and other credit arrangements; and

•	the composition of the HVWC Board of Directors and the required vote of HVWC Stockholders.

And, in addition, Connecticut Water has made representations and warranties regarding:

•	the shares of CWS Common Stock being issued in the Merger, and the registration of those shares with the SEC;

•	Connecticut Water’s intention to carry on at least one historic business line of HVWC;

•	Connecticut Water’s Common Stock and capitalization; and

•	SEC filings, financial statements and certain internal control matters.

Many of these representations and warranties are qualified by the concept of material adverse effect and/or are made to a party’s knowledge. None of the parties’ representations and warranties contained in the Merger Agreement will survive the Closing Date.

Certain Covenants

Conduct of the Business Pending the Merger

HVWC has agreed that until the Closing Date it will conduct its business and affairs only in the ordinary course so that the representations and warranties made by HVWC, subject to certain exceptions, will remain true and correct in all material respects at and as of the closing date and that each will use its commercially reasonable efforts to maintain and preserve its business, operations and business relationships.

Specifically, from the date of the Merger Agreement until the closing date and without the prior written consent of Connecticut Water:

•	HVWC will not amend its Certificate of Incorporation or Bylaws, or change the composition of the HVWC Board, except as specified under the heading “MERGER AGREEMENT – HVWC Governance Matters” below;

•	HVWC will not dispose of any asset (as defined in the Merger Agreement) having a value of $5,000 or more (or assets having value of $30,000 or more in the aggregate), except for the sale of water in the ordinary course of business;

•	HVWC will not incur additional liabilities in the aggregate amount of $40,000 or more, except for normal expenses incurred in the ordinary course of business or borrowing in the ordinary course of business, not to exceed $100,000, under an existing credit facility of HVWC;

•	HVWC will not take any action that would reasonably be expected to adversely affect its ability to complete the Merger;

•	HVWC will maintain in force all existing liability insurance policies and fidelity bonds (or policies or bonds on similar terms) related to its water system and assets;

•	HVWC will notify Connecticut Water of the occurrence of certain material adverse changes;

•	HVWC will maintain its assets in good condition, reasonable wear and tear excepted;

•	HVWC will not enter into new leases or contacts, or modifications thereof, that would impose obligations on the HVWC or Connecticut Water in excess of $40,000;

•	HVWC will not make unfavorable material alterations to specified assets (with certain exceptions), change or attempt to change zoning or other restrictions applicable to its real property or cancel or materially amend any material easement or similar right held by HVWC;

•	HVWC will not take any action to adopt certain employee benefits, amend existing employee benefits plans, or enter into certain other employment or compensation arrangements;

•	HVWC will not issue or sell shares of its capital stock or other securities, agree to acquire or redeem shares of its capital stock, or authorize or grant any options, warrants or other rights to acquire shares of their capital stock or other securities convertible or exchangeable into shares of such capital stock, or reclassify, split up or otherwise change any of its capital stock;

•	HVWC will not declare or pay any dividends or make any distributions on their capital stock except for dividends not to exceed $300,000 in the aggregate, and, if the Closing has not occurred prior to December 31, 2016, other dividends or distributions in the amount of fifty percent (50%) of the net income of the Company for any periods subsequent to December 31, 2016;

•	HVWC will not change its method of accounting (except as required by generally accepted accounting principles) or its fiscal year, settle or compromise any tax liability or refund claim, or make a material tax election that is inconsistent with prior practice or which would increase its current or future tax liabilities;

•	HVWC will not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, capitalization or other similar reorganization of HVWC or accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, other than in the course of ordinary business and consistent with past practice;

•	HVWC will not make or propose any change in its rates, charges, standards or accounting from those in effect on the date of the Merger Agreement; and

•	HVWC will not authorize, or commit or agree to do anything prohibited by the items listed above.

Both Parties

Connecticut Water and HVWC have each agreed that prior to the Closing Date, each will, among other things,

•	use commercially reasonable efforts to secure the requisite approvals for the transactions contemplated by the Merger Agreement and to comply promptly with, and when appropriate, respond in cooperation with each other to, all requests or requirements which applicable federal, state, local or foreign law or governmental bodies impose on them with respect to the transactions contemplated by the Merger Agreement,

•	treat information received from the other party as confidential,

•	use best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

•	use commercially reasonable efforts to have each party’s legal counsel deliver a tax opinion on the effective date of Connecticut Water’s Registration Statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”); and

•	notify one another of the occurrence, or failure to occur, of any event which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate, and of any failure of the parties, their officers, directors or employees to comply with any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement, subject to the right of HVWC to deliver notices of certain breaches of the specified representations and warranties of HVWC described above, whereupon Connecticut Water shall have a right to demand a cure of such breaches, or accept the same and continue to the Closing.

Connecticut Water

In addition to the covenants described above, Connecticut Water has agreed to:

•	use its reasonable best efforts to prevent any Connecticut Water representation or warranty made in the Merger Agreement from becoming inaccurate, to satisfy the requirements, covenants and agreements applicable to it under the Merger Agreement and to satisfy the conditions to the consummation of the transactions contemplated in the Merger Agreement;

•	notify HVWC promptly of any lawsuit, claim, proceeding or investigation which may be threatened, brought, asserted or commenced with respect to the transactions contemplated in the Merger Agreement or which might have an adverse impact on Connecticut Water or CWS Common Stock;

•	promptly prepare and file with the SEC and seek effectiveness of a registration statement on Form S-4 containing this Proxy Statement/Prospectus that covers the issuance of CWS Common Stock issued in connection with the Merger and the resale of CWS Common Stock by certain affiliates of HVWC during the one-year period following the effective time of the Merger and which shall be subject to HVWC’s approval prior to filing;

•	use commercially reasonable efforts to cause the CWS Common Shares to be issued in the Merger pursuant to the Merger Agreement approved for listing on the NASDAQ;

•	indemnify, for a period of six (6) years after the Closing, each present and former director, officer or employee of HVWC against any losses arising out of or pertaining to the transactions contemplated by the Merger Agreement or any actions taken prior to the Effective Time of the Merger; and

•	not make any amendment or supplement to the registration statement without the approval of HVWC.

HVWC

In addition to the covenants described above, HVWC has agreed to:

•	provide access to Connecticut Water and its representatives to certain assets of HVWC and the books, contracts, records and files of HVWC, including its water system and personnel records (as permitted by law);

•	use commercially reasonable efforts to remain in compliance in all material respects with all foreign, federal, state, local and other laws, statutes, ordinances, rules, regulations, orders, judgments, and decrees applicable to HVWC and its operations and assets if noncompliance with such laws, etc., could have a material adverse effect on HVWC taken as a whole;

•	take all action necessary to duly call, give notice of, convene and hold the HVWC Special Meeting as soon as reasonably practicable after the date of the Agreement and to mail this Proxy Statement/Prospectus to the HVWC Stockholders in advance of the HVWC Special Meeting;

•	so long as the Merger Agreement is not terminated before the HVWC Special Meeting, use reasonable best efforts to solicit from HVWC Stockholders proxies in favor of the approval of the Merger and take all other action necessary or advisable to secure the requisite HVWC Stockholder vote required by law;

•	on behalf of itself and its officers and directors, not solicit, initiate or knowingly take any action to facilitate or encourage any inquiry or proposal by or enter into discussion with or disclose directly or indirectly information not customarily disclosed to the public concerning its business and properties or afford access to the books and records of HVWC to any person or group in connection with any possible acquisition proposed regarding a sale of HVWC capital stock or an amalgamation, consolidation, sale of all or substantially all of its assets or any similar transaction, other than certain planned transactions listed in the Merger Agreement, unless HVWC has received a superior proposal and the HVWC Board has made a determination to accept such superior proposal after providing Connecticut Water the opportunity to make such adjustments in the terms and conditions of the Merger Agreement as would enable HVWC to proceed with the Merger on such adjusted terms;

•	cooperate with Connecticut Water in the preparation of the registration statement and the accompanying Proxy Statement/Prospectus (including amendments and supplements thereto) and supply Connecticut Water with all information necessary about HVWC to enable Connecticut Water to comply with federal and state securities laws;

•	deliver or cause to be delivered to Connecticut Water all financial statements and audit reports available subsequent to the date of the Merger Agreement, and such other information as Connecticut Water may from time to time reasonably request;

•	make available designated representatives to confer with a representative of Connecticut Water regarding the status of HVWC’s ongoing operations;

•	use commercially reasonable efforts to obtain and deliver to Connecticut Water the resignation of each of HVWC’s directors (other than the Town Representatives) not less than five (5) days prior to the Closing; and

•	notify Connecticut Water of any material change in HVWC’s normal course of business or operations, of any litigation or eminent domain proceeding commenced or threatened against HVWC and of any governmental complaints, investigations or hearings.

Easement Matters

The parties have agreed that, following the Closing, HVWC shall grant specified easements to Heritage Development Group, Inc., an affiliate of HVWC (“HDGI”), related to the salt storage house adjacent to the Company’s wastewater treatment plant and the golf course pump house.

HVWC has also agreed it will, prior to the Closing Date, and certain specified HVWC stockholders shall, following the Closing Date, use commercially reasonable efforts to cause specified affiliated entities of HDGI to support HVWC’s efforts to obtain, modify or renew specified licenses or permits or easements necessary for the operation of the water and wastewater facilities comprising the HVWC System. Following the Closing Date, if HVWC determines that the easements granted by any affiliated party related to the HVWC’s public water supply or sanitary wells (the “Well Easements”) must be modified in order for HVWC to conduct its business, then the HVWC stockholders shall cause the affiliated parties to agree to modify such Well Easements, as reasonably requested by HVWC or as required. Following the execution of the Merger Agreement, if Connecticut Water reasonably requests prior to the Closing, HVWC shall cause the affiliated parties to obtain, acquire or modify any of the Well Easements or other HVWC easements granted by any affiliated party, as necessary for the operation of the water and wastewater facilities comprising the HVWC System.

Other Covenants

The parties also agreed that (a) HVWC shall not divert the wasterwater effluent from its current location unless directed to do so by a Governmental Body or by a permit, and only during specified months of the year; and (b) the HVWC office shall be relocated after the Closing to the space adjacent to the Heritage Village Real Estate office, on specified lease terms.

Right of First Refusal of the Town of Southbury

In the Merger Agreement, HVWC also agreed to provide notice to the Town of Southbury, Connecticut within fifteen days after the date of the Merger Agreement (which notice was provided on May 10, 2016) of the Town’s right under Section 15 of the HVWC Certificate of Incorporation to purchase HVWC on the same terms and conditions specified in the Merger Agreement. If the Town of Southbury notifies HVWC of its intention to exercise its Section 15 Rights, then HVWC must promptly notify Connecticut Water and provide all relevant information concerning such proceedings.

The 90-day notice period began to run on May 10, 2016, and was set to expire on August 8, 2016. By letter dated July 13, 2016, HVWC denied the Town’s request for an extension of the 90-day period.

On November 18, 2016, CT Water and HVWC each separately filed answers to the Town’s amended complaint. On November 18, 2016, HVWC also submitted a motion for summary judgment to dismiss the Town’s case in its entirety. On December 15, 2016, following approval by the Town’s Board of Selectmen of the Town, HVWC and CT Water entered into a settlement agreement to resolve the matters currently pending before the Court. Under the settlement agreement, the Town has agreed to withdraw the lawsuit with prejudice within ten (10) days of the date of the settlement agreement and to forego any court appeals of the Dec. 5, 2016 order of PURA approving the Merger. In accordance with the settlement agreement, on December 20, 2016, the Town of Southbury withdrew its lawsuit as to all defendants. See “THE MERGER – Right of First Refusal of the Town of Southbury” below.

HVWC Corporate Governance Matters

Under Section 5 of the HVWC Certificate of Incorporation, each of the Towns of Southbury, Oxford and Middlebury, Connecticut have the right to appoint a representative of the Town to serve on the HVWC Board of Directors, in each case as determined by the legislative body of each such Town. On May 10, 2016, HVWC notified each of the Towns of Southbury, Oxford and Middlebury of their rights under the HVWC Certificate of Incorporation and requested that each such Town promptly identify the Town Representative. In the alternative, HVWC asked each such Town to provide a written waiver of the right to a Board seat, if the Town chooses to waive its right to such representation.

The Merger Agreement provides that HVWC will use its reasonable best efforts to obtain from each of the Towns either (a) the Town’s exercise of its right to name a person to the HVWC Board, or (b) a written waiver of such right. Following receipt of the Town nominee names or written waivers, the HVWC Stockholders shall act to increase the size of the Board from five (5) persons to such number that will accommodate each of the Town Representatives, up to a maximum of eight (8) persons. Following such action by the HVWC Stockholders, HVWC will submit the Merger Agreement to the HVWC Board and such Board shall adopt resolutions to ratify and approve the Merger Agreement and recommend its approval by the HVWC Stockholders at the HVWC Special Meeting.

On May 17, 2016, Edward B. St. John, the first selectman of the Town of Middlebury notified HVWC that the Town of Middlebury has selected Mr. St. John to serve as the representative of the Town of Middlebury on the HVWC Board. On November 17, 2016, George R. Temple, the first selectmen of the Town of Oxford, notified HVWC that the Town of Oxford had selected Mr. Temple to serve as the representative of the Town of

Oxford on the HVWC Board. On January 23, 2017, Jeffrey Manville, the first selectman of the Town of Southbury, notified HVWC that the Town of Southbury had selected Mr. Manville to serve as the representative of the Town of Southbury on the HVWC Board.

On January 31, 2017, the stockholders of HVWC acted by unanimous written consent to expand the size of the HVWC Board to eight (8) persons and to elect each of Messrs. St. John, Temple and Manville to the HVWC Board of Directors. On February 17, 2017, the HVWC Board met and adopted resolutions authorizing the Merger Agreement and the Merger, and setting February 27, 2017 as the date of the Special Meeting of HVWC Stockholders (with a record date of February 17, 2017).

Conditions Precedent to the Merger

The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the fulfillment prior to the closing date of certain conditions precedent.

All Parties

The obligations of Connecticut Water and HVWC are subject to the fulfillment of each of the following conditions prior to or as of the closing date, unless waived in writing by the other party:

•	the Merger shall have been approved by the affirmative vote of the holders of not less than 66.66% of the issued and outstanding shares of HVWC Common Stock, as required by the CBCA;

•	the Merger shall have been approved by the PURA and by the MPUC;

•	the Town of Southbury shall not have, within the time period prescribed by applicable law, exercised its right of first refusal under Section 15 of the HVWC Certificate of Incorporation to acquire HVWC or notified HVWC or Connecticut Water of the Town’s intention to exercise such right, and not subsequently withdrawn such notice or waived such right;

•	the registration statement of which this Proxy Statement/Prospectus is a part shall have been declared effective by the SEC and shall not be the subject of a stop order or proceedings seeking a stop order;

•	the shares of CWS Common Stock to be issued in the Merger pursuant to the Merger Agreement shall have been approved for listing on the NASDAQ; and

•	no preliminary or permanent injunction or other order issued by any federal or state court or governmental regulatory body nor any statute, rule, regulation or executive order of any federal or state governmental authority which restrains, enjoins or otherwise prohibits the transactions contemplated by the Merger Agreement shall be in effect; and

•	HVWC’s bank lender shall have (a) either provided a written waiver to Connecticut Water and HVWC permitting the parties to complete the Merger or permitted Connecticut Water to assume the bank loan, and (b) released any of the shares of HVWC Common Stock pledged as collateral security for the loan.

Connecticut Water

The obligation of Connecticut Water to effect the Merger is subject to the fulfillment by HVWC of various conditions, prior to or at the closing date, unless waived by Connecticut Water, including, among others:

•	the Merger shall have been approved by (a) the Board of Directors of HVWC; and (b) by the holders of not less than ninety (90%) percent of the issued and outstanding shares of HVWC Common Stock, as required by the Merger Agreement;

•	holders of no more than 5% of HVWC’s capital stock shall have exercised appraisal rights in accordance with applicable Connecticut law;

•	Connecticut Water shall be satisfied, in its reasonably exercised discretion, that the corporate governance steps described above under the heading “HVWC Corporate Governance Matters” shall have been completed;

•	the representations and warranties of HVWC in the Merger Agreement shall be true, correct and complete in all material respects;

•	HVWC shall have performed and complied in all material respects with the obligations required to be performed or complied with by them prior to or at the Closing Date pursuant to the Merger Agreement;

•	there shall have been no material adverse change in the assets, business, prospects, results of operations, or condition (financial or otherwise), of HVWC taken as a whole;

•	Connecticut Water shall have available to it one or more title insurance policies or commitments to issue such policies with respect to the real property of HVWC insuring that it holds marketable and/or insurable title to, or a good and valid leasehold in, such real property (except as otherwise provided in the schedules to the Merger Agreement);

•	except as otherwise disclosed in the Merger Agreement, there shall be no judicial or administrative or condemnation proceeding pending or, to HVWC’s knowledge, threatened that could have a material adverse effect on HVWC taken as a whole;

•	no suit, action, proceeding or governmental investigation shall be pending or to the parties’ knowledge threatened, which in the reasonable opinion of Connecticut Water or its counsel could have a material adverse effect on HVWC taken as a whole;

•	all actions, proceedings, instruments and documents to be taken or delivered by HVWC in connection with the Merger shall be reasonably satisfactory in form and substance to Connecticut Water;

•	receipt of resignations of officers and directors of HVWC; and

•	Connecticut Water shall have received a tax opinion from Murtha Cullina LLP, as counsel to Connecticut Water, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

HVWC

The obligation of HVWC to effect the Merger is subject to the fulfillment of various conditions by Connecticut Water prior to or at the closing date, unless waived by HVWC, including, among others:

•	the Merger shall have been approved by each of the Board of Directors of Connecticut Water and NewCo;

•	the representations and warranties of Connecticut Water and NewCo in the Merger Agreement shall be true, correct and complete in all material respects;

•	Connecticut Water shall have performed and complied in all material respects with the obligations required to be performed by it prior to or at the closing date pursuant to the Merger Agreement;

•	no suit, action, proceeding or governmental investigation shall be pending or to the parties’ knowledge threatened, which in the reasonable opinion of HVWC or its counsel could have a material adverse effect on Connecticut Water;

•	HVWC shall have received a tax opinion from Locke Lord LLP, as counsel to HVWC, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and

•	all actions, proceedings, instruments and documents to be taken or delivered by Connecticut Water in connection with the Merger shall be reasonably satisfactory in form and substance to HVWC.

Expenses

The parties shall pay their own fees, costs, taxes and expenses incurred in connection with the transactions contemplated by the Merger Agreement regardless of whether or not the transactions are consummated.

Termination and Amendment

The Merger Agreement may be terminated at any time before the completion of the Merger, either before or after approval of the Merger Agreement by HVWC Stockholders, as follows:

•	by the written mutual consent of Connecticut Water and HVWC;

•	by either party, if the HVWC Stockholders fail to approve the Merger Agreement in the manner prescribed therein;

•	by either party, if the Merger is not consummated by March 31, 2017, which date (the “End Date”) may be extended, day for day, (i) for each day, if any, (but not to exceed thirty (30) additional days) in excess of sixty (60) days between the date of the Merger Agreement and the effective date of a registration statement on Form S-4 containing this Proxy Statement/Prospectus or (ii) each day necessary to allow a minimum of five (5) business days between the date of the HVWC Special Meeting and the End Date, unless failure to complete the Merger is due to a material breach of a representation, warranty, covenant or other agreement set forth in the Merger Agreement by the party seeking to terminate the Merger Agreement;

•	by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the Merger or the transactions contemplated in the Merger Agreement, unless the failure to obtain regulatory approval, or order prohibiting the Merger, is due to a material breach of a representation, warranty, covenant or other agreement set forth in the Merger Agreement by the party seeking to terminate the Merger Agreement;

•	by either party, if the other party breaches a representation or warranty or fails to perform or comply with any covenant or agreement and such breach has not been cured within ten (10) business days following written notice to the party in default or cannot be cured prior to the Closing;

•	by either party, if the Town of Southbury has exercised its right of first refusal or notified HVWC of its intention to do so;

•	by HVWC if the Merger is not consummated within five (5) business days of HVWC’s written notice from HVWC to Connecticut Water that of all the of conditions necessary to proceed to the Closing have been satisfied or waived by HVWC;

•	by HVWC if HVWC has received a superior proposal and the HVWC Board has made a determination to accept such superior proposal; provided that HVWC shall not terminate the Merger Agreement and enter into a definitive agreement with respect to the superior proposal until the expiration of five (5) business days following Connecticut Water’s receipt of written notice advising of a superior proposal, allowing Connecticut Water the opportunity to make such adjustments in the terms and conditions of the Merger Agreement as would enable HVWC to proceed with the Merger on such adjusted terms;

•	by Connecticut Water if any of the following occur: HVWC (i) has withdrawn its recommendation of the Merger Agreement; (ii) has failed to make such recommendation or has modified or qualified its recommendation in a manner adverse to Connecticut Water; (iii) has entered into, or announced its intention to enter into, another definitive acquisition agreement with a third party; or (iv) takes certain other specified actions to engage in an alternative transaction to the Merger.

If the Merger Agreement is terminated, all obligations of all of the parties will generally terminate and no party will have any obligation or liability to any of the other parties for any breach of the Merger Agreement.

The Merger Agreement requires HVWC to pay Connecticut Water a termination fee of $100,000 plus expenses actually incurred by Connecticut Water if the Merger Agreement is terminated by Connecticut Water as a result of HVWC’s Board’s failure to recommend approval of the Merger, withdrawal of its recommendation of the Merger Agreement, or the modification or qualification of its recommendation in a manner adverse to Connecticut Water to approve the Merger and HVWC Stockholders do not approve the Merger Agreement.

HVWC must also pay the termination fee if (i) HVWC terminates the Merger Agreement as a result of accepting a superior proposal after allowing Connecticut Water an opportunity to make such adjustments in the Merger Agreement to enable HVWC to proceed with the Merger on such adjusted terms or (ii) HVWC enters into a definitive merger or other acquisition agreement with a third party within two (2) years of Connecticut Water terminating the Merger Agreement because of HVWC’s breach of a representation, warranty or covenant in the Merger Agreement, or HVWC’s entry into a definitive agreement for a takeover proposal involving a third party, or the completion of such a takeover proposal with a third party.

Connecticut Water must pay a termination fee of $100,000 to HVWC plus expenses actually incurred by HVWC if (i) Connecticut Water breaches a representation or warranty or fails to perform or comply with any covenant or agreement and such breach has not been cured within ten (10) business days following written notice to Connecticut Water or cannot be cured prior to the Closing or (ii) the Merger is not consummated within five (5) business days of written notice from HVWC to Connecticut Water that of all the of conditions necessary to proceed to the Closing have been satisfied or waived by HVWC.

No termination fee is payable by HVWC or Connecticut Water if the Merger Agreement is terminated because the Town of Southbury exercised its right of first refusal or notified HVWC of its intention to do so.

The Merger Agreement can be amended by mutual written consent of HVWC and Connecticut Water at any time before the closing date. Any failure of either HVWC or Connecticut Water to comply with any of the conditions set forth in the Merger Agreement may be waived in writing by the other party.

Indemnification

HVWC and Connecticut Water have agreed that HVWC (as the Surviving Company in the Merger), for a period of six years following the Merger, shall indemnify each present and former director, officer or employee of HVWC for any losses or expenses relating to claims arising from the Merger or any actions taken prior to the Effective Time of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of HVWC Common Stock that receive CWS Common Stock pursuant to the Merger. This discussion is limited to U.S. holders who hold their HVWC Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service (the “IRS”), each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of HVWC Common Stock in light of their particular facts and circumstances and does not apply to holders of HVWC Common Stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders that are not U.S. holders, U.S. holders having a “functional currency” other than the U.S. dollar, holders who hold shares of HVWC Common Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, holders who own (or are deemed to own) 5% or more of the outstanding stock of HVWC, and holders who acquired (or will acquire) their shares of HVWC Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any state, local or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of HVWC Common Stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of HVWC Common Stock should consult their tax advisors regarding the tax consequences of the Merger to them.

ALL HOLDERS OF HVWC COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of HVWC Common Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person for U.S. federal income tax purposes.

General

HVWC and CWS intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to CWS’s obligation to complete the Merger that CWS receive an opinion from Murtha Cullina LLP, special counsel to CWS, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to HVWC’s obligation to complete the Merger that HVWC receive an opinion from Locke Lord LLP, counsel to HVWC Special Committee, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be based on customary assumptions and representations from HVWC, CWS and NewCo, as well as certain covenants and undertakings by HVWC, CWS and NewCo. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the Merger could differ from those described in this joint proxy statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither HVWC nor CWS intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. If the IRS were to successfully challenge the “reorganization” status of the Merger, the tax consequences would differ from those described in this joint proxy statement/prospectus.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

Accordingly, on the basis of the opinions described above, and subject to the discussion below relating to the receipt of cash in lieu of fractional shares:

•	a U.S. holder of HVWC Common Stock will not recognize any gain or loss upon the exchange of shares of HVWC Common Stock for shares of CWS Common Stock in the Merger;

•	a U.S. holder of HVWC Common Stock will have a tax basis in the CWS Common Stock received in the Merger (including any fractional shares of CWS Common Stock deemed received and exchanged for cash as described below) equal to the tax basis of the HVWC Common Stock surrendered in exchange therefor; and

•	a U.S. holder of HVWC Common Stock will have a holding period for shares of CWS Common Stock received in the Merger (including any fractional shares of CWS Common Stock deemed received and exchanged for cash as described below) that includes its holding period for its shares of HVWC Common Stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

If a U.S. holder of HVWC Common Stock receives cash in lieu of a fractional share of CWS Common Stock as a part of the Merger, the U.S. holder of HVWC Common Stock will generally be treated as having received the fractional share pursuant to the Merger and then as having sold that fractional share of CWS Common Stock for cash. As a result, such U.S. holder will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. holder’s tax basis in the shares of HVWC Common Stock allocable to the fractional share. Such capital gain or loss will generally be long term capital gain or loss if the holding period for such shares of HVWC Common Stock is more than one year. Long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Dissenting Shares

In general, any objecting HVWC Stockholder who utilizes the “dissenters rights” procedures under the CBCA – described more fully below under the heading “RIGHTS OF DISSENTING STOCKHOLDERS”, and who perfects the right to be paid the fair value of such holder’s HVWC Common Stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of the payment of such cash.

Backup Withholding

Backup withholding at the applicable rate (currently, 28%) may apply with respect to certain payments, such as cash received for fractional shares, unless the U.S. holder of the HVWC Common Stock receiving such payments (i) is an exempt holder (and that, when required, provides certification as to its exempt status) or (ii) provides a properly completed IRS Form W-9 containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a U.S. holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

ACCOUNTING TREATMENT

The Merger will be accounted for by applying the acquisition method under accounting principles generally accepted in the United States of America. Under this method, HVWC’s identifiable assets acquired and liabilities assumed as of the date of the Closing of the Merger will be measured at their acquisition-date fair values and added to those of Connecticut Water. Any difference between the purchase price for HVWC and the fair value of the identifiable net assets acquired and liabilities assumed will be recorded as goodwill. In accordance with Accounting Standards Codification 350-20, “Intangibles – Goodwill and Other” the goodwill resulting from the Merger, if any, will not be amortized to expense, but instead will be tested for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. The financial statements of Connecticut Water issued after the Merger will reflect the results attributable to the acquired operations of HVWC beginning on the date of the Closing of the Merger.

NASDAQ LISTING

The Merger Agreement requires that the CWS Common Stock issued in the Merger be freely tradable on NASDAQ. Connecticut Water will file a notification form for the listing of additional shares prior to the closing date with the NASDAQ Global Select Market relating to the shares of CWS Common Stock to be issued in the Merger to the HVWC Stockholders. Although no assurance can be given that NASDAQ will accept the shares of CWS Common Stock to be so issued for listing, Connecticut Water anticipates that such shares of CWS Common Stock will be listed on NASDAQ immediately following the Closing Date.

RIGHTS OF DISSENTING STOCKHOLDERS

In General

HVWC has determined that any HVWC Stockholder who objects to the Merger Agreement shall have the right to be paid the fair value of all shares of HVWC Common Stock owned by such shareholder in accordance with the provisions of Sections 33-855 to 33-872 of the CBCA, a copy of which statutes is set forth in Appendix B to this Proxy Statement/Prospectus. The right to be paid the value of such shares shall be such shareholder’s exclusive remedy as holder of such shares with respect to the Merger, whether or not such shareholder proceeds as provided in CBCA Sections 33-855 to 33-872.

Any HVWC Stockholder may elect to exercise such right by giving written notice to HVWC of such Stockholder’s intent to demand payment for such shareholder’s shares as provided in CBCA Section 33-861(a) prior to the voting of the HVWC Stockholders on the proposal to approve the Merger Agreement and must not vote any of his or her shares in favor of the proposal. Such notice should be sent to the Heritage Village Water Company, 465 Heritage Road, Southbury, Connecticut 06488, Attention: Secretary.

A HVWC SHAREHOLDER WHO VOTES IN FAVOR OF THE MERGER AGREEMENT WILL BE PRECLUDED FROM EXERCISING DISSENTERS’ RIGHTS.

A VOTE AGAINST THE MERGER AGREEMENT WILL NOT OF ITSELF SATISFY THE REQUIREMENT THAT A DISSENTING HVWC STOCKHOLDER DELIVER HIS OR HER WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT IF THE MERGER IS CONSUMMATED, NOR WILL SUCH VOTE SATISFY ANY OTHER NOTICE REQUIREMENT UNDER CONNECTICUT LAW WITH RESPECT TO DISSENTERS’ RIGHTS.

A demand for payment must be executed by or for the shareholder of record fully and correctly, as the Stockholder’s name appears on the share certificate. A beneficial owner of shares of HVWC Common Stock who is not the record owner may make such demand for payment with respect to all (but not less than all) shares held on his or her behalf if the beneficial owner submits to HVWC at or before the assertion of his or her dissenters’ rights a written consent of the record holder. A record owner, such as a broker, who holds HVWC Common Stock for others, may make such demand for payment with respect to less than all of the shares of HVWC Common Stock held of record by such person. In that event, the record owner must make such demand with respect to all shares owned beneficially by the same person, and must provide HVWC with the name and address of each person on whose behalf such demand is being made.

If the Merger Agreement is approved, any HVWC Stockholder notifying HVWC of his or her intent to demand payment for his or her shares as provided in CBCA Section 33-861(a), provided none of such shareholder’s shares shall have been voted in favor of the Merger Agreement, may require HVWC to purchase such stockholder’s shares at fair value.

HVWC Notice to Dissenting Stockholders

As provided in CBCA Section 33-862, HVWC shall send a dissenters’ notice to stockholders who have complied with CBCA Section 33-861 no earlier than the effective date of the Merger and no later than ten days after the consummation thereof. In addition, HVWC shall set a date by which HVWC must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date that the written dissenters’ notice is delivered by HVWC and shall state that the Stockholder shall have waived the right to demand appraisal with respect to such Stockholder’s shares unless the form is received by HVWC on or before the specified date.

The dissenters’ notice sent by HVWC shall state where the demand for payment must be sent and where and when certificates for certificated shares must be deposited and must contain HVWC’s estimate of the fair value of the shares. The dissenters’ notice must also (1) state that, if requested in writing, HVWC will provide to the Stockholder (within ten days following the receipt by HVWC of stockholder responses to the notice) the number of stockholders who return the forms by the specified date and the total number of shares owned by them; and (2) state the date by which the Stockholder may give HVWC notice of such Stockholder’s intent to withdraw under CBCA Section 33-863.

HVWC’s notice shall also supply a form for demanding payment that includes the date of the first announcement to news media or to stockholders of the principal terms of the Merger Agreement (May 10, 2016); and require that each HVWC Stockholder asserting dissenters’ rights certify (1) whether or not such Stockholder acquired beneficial ownership of the shares before that date; and (2) that such Stockholder did not vote to approve the Merger. Finally, HVWC shall ensure that each such dissenters’ notice is accompanied by a copy of CBCA Sections 33-855 to 33-872.

Duty to Demand Payment; Withdrawal

After a HVWC Stockholder receives such written dissenters’ notice by HVWC, such stockholder must demand payment for such stockholder’s shares and certify whether such Stockholder acquired beneficial ownership of such shares prior to the date of the first announcement to the news media or to stockholders of the terms of the Merger Agreement in accordance with the terms of the dissenters’ notice, as provided in CBCA Section 33-863(a). If a Stockholder fails to make this certification, HVWC may treat such Stockholder’s shares as “After-acquired Shares” under CBCA Section 33-867.

Such stockholder who demands payment shall also be required to submit the certificate or certificates representing such stockholder’s shares to HVWC in accordance with the terms of the dissenters’ notice. A HVWC STOCKHOLDER’S FAILURE TO DEMAND PAYMENT OR DEPOSIT HIS OR HER SHARE CERTIFICATES SHALL TERMINATE SUCH STOCKHOLDER’S RIGHTS UNDER CBCA SECTIONS 33-855 TO 33-872.

If a HVWC Stockholder makes such demand for payment and submits such share certificates to HVWC, such stockholder shall lose all rights as a stockholder, unless the Stockholder withdraws pursuant to CBCA Section 33-863(b). A Stockholder who has served notice to dissent on HVWC may, nonetheless, decline to exercise appraisal rights and withdraw from the appraisal process by so notifying HVWC in writing no later than twenty (20) days following the deadline for receipt of the Stockholder’s response to the notice.

Payment

After HVWC either receives such demand for payment by a HVWC Stockholder, or upon consummation of the Merger, HVWC shall pay, within thirty (30) days after the due date for receipt of Stockholders’ dissent notices under CBCA 33-862, each shareholder who makes a proper demand for payment pursuant to CBCA Section 33-863 the amount HVWC estimates to be the fair value of such shareholder’s shares, plus interest as provided in CBCA Section 33-865(a). The payment by HVWC to such shareholder shall be accompanied by: HVWC’s balance sheet as of the fiscal year ending not more than 16 months before the date of payment; an income statement for that year; a statement of changes in stockholders’ equity for that year; the latest available interim financial statements, if any; a statement of HVWC’s estimate of the fair value of the shares (which must be equal to or exceed HVWC’s estimate of such fair value); and a statement that such stockholder has the right to demand further payment under CBCA Section 33-868 and that, if any such stockholder does not do so within the time period specified under CBCA Section 33-868, such stockholder shall be deemed to have accepted such payment in full satisfaction of HVWC’s obligations under CBCA Sections 33-855 to 33-872.

Treatment of After-Acquired Shares

Under CBCA Section 867(a), HVWC may elect to withhold payment to a stockholder who makes a demand for payment pursuant to CBCA Section 33-863 if such stockholder was not the beneficial owner of such shares of

HVWC Common Stock before the date set forth in the dissenters’ notice as the date of the first announcement to the news media or to stockholders of the terms of the Merger Agreement.

Pursuant to CBCA Section 33-867(b), if HVWC elects to withhold payment to such stockholder and the Merger is consummated, HVWC shall provide a notice such stockholders within 30 days after the deadline for receipt of stockholder dissenters’ notices, that (1) sets forth the information required to be provided under Section 33-865, including HVWC’s estimate of the fair value of the shares, (2) that such stockholders may accept HVWC’s estimate of fair value, plus interest, in full satisfaction of their demands or demand payment under section 33-868, (3) that those stockholders who wish to accept such offer must so notify HVWC of their acceptance of HVWC’s offer within thirty days after receiving the offer; and (4) that those stockholders who do not satisfy the requirements for demanding payment under section 33-868, shall be deemed to have accepted HVWC’s offer.

Within ten (10) days after the receipt of such stockholders’ acceptance of HVWC’s offer, HVWC shall pay this amount to each stockholder who agreed to accept HVWC’s offer in full satisfaction of the stockholder’s demand. HVWC must pay the same amount to each such stockholder who shall be deemed to have accepted HVWC’s offer within forty (40) days after sending the notice pursuant to CBCA Section 33-867(a).

Procedure if Stockholder Dissatisfied with Payment or Offer

Pursuant to CBCA Section 33-868, a HVWC Stockholder who is dissatisfied with the payment made under Section 33-865 must notify HVWC in writing of such stockholder’s own estimate of the fair value of his shares and the amount of interest due, and demand payment of his or her estimate, less any payment by HVWC under CBCA Section 33-865. A HVWC Stockholder who is dissatisfied with HVWC’s offer of payment under CBCA Section 33-867 must reject the offer and demand payment of the Stockholder’s estimate of the fair value of such shares, plus interest.

A STOCKHOLDER WHO FAILS TO NOTIFY HVWC IN WRITING OF THE STOCKHOLDER’S DEMAND TO BE PAID THE STOCKHOLDER’S STATED ESTIMATE OF THE FAIR VALUE OF THE SHARES PLUS INTEREST UNDER CBCA SECTION 33-868(a) WITHIN THIRTY DAYS AFTER RECEIVING HVWC’S PAYMENT UNDER SECTION 33-865, OR OFFER OF PAYMENT UNDER SECTION 33-867, WAIVES THE RIGHT TO DEMAND PAYMENT UNDER SECTION 33-868 AND SHALL BE ENTITLED ONLY TO THE PAYMENT MADE UNDER SECTION 33-865, OR THE PAYMENT OFFERED UNDER SECTION 33-867.

Judicial Appraisal

If a HVWC Stockholder’s makes a demand for payment under CBCA Section 33-868 and such demand remains unsettled, HVWC shall commence a proceeding within 60 days after receipt of such stockholder’s demand for payment and file a petition in the Connecticut Superior Court for the Judicial District of Hartford at Hartford, Connecticut or before any judge thereof, requesting that the fair value of the shares of such stockholder and the accrued interest thereon be found and determined as provided in CBCA Section 33-871(a). If HVWC fails to timely commence such proceeding, HVWC shall pay each dissenting stockholder whose demand remains unsettled the amount demanded. All stockholders making such demand for payment as described above, whose demands remain unsettled, wherever residing, shall be made parties to the proceeding. A copy of the petition shall be served on each such stockholder who is a resident of Connecticut. Nonresident dissenting stockholders may be served by registered or certified mail or by publication as provided by law. The jurisdiction of the court shall be exclusive. There shall be no right to a jury trial.

The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as shall be specified in the order of their appointment or an amendment thereof. Each HVWC Stockholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of such stockholders’ shares, plus interest, exceeds the amount paid by HVWC, or for the fair value, plus accrued interest, of the after-acquired shares of such stockholders for which HVWC elected to withhold payment under CBCA Section 33-867. The costs and expenses, including the reasonable compensation and expenses of court-appointed appraisers, of any such proceeding shall be determined by the court and shall be assessed against HVWC, but all or any part of such costs and expenses may be apportioned and assessed as the court may deem equitable against any or all stockholders who are parties to the proceeding to whom HVWC has made an offer to pay for the shares if the court finds that the action of such Stockholders was arbitrary or vexatious or not in good faith in demanding payment under CBCA Section 33-868. Such expenses also may include the fees and expenses of counsel and experts employed by any party, and be entered against (a) HVWC in favor of any or all dissenting stockholders who are parties to the proceeding if HVWC failed to substantially comply with the requirements of CBCA Sections 33-860 to 33-868, inclusive, or (b) either HVWC or a dissenter, in favor of any other party, if the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to rights provided by CBCA Sections 33-855 to 33-872, inclusive. If the court finds that the services of counsel for any Stockholder were of substantial benefit to other dissenting stockholders similarly situated, and that such fees should not be assessed against HVWC, the court may find that such fees should be paid out of the amounts awarded to the dissenting stockholders who were benefited.

The foregoing is only a summary of the rights of an objecting holder of HVWC Common Stock. Any holder of HVWC Common Stock who intends to object to the Merger Agreement should carefully review the text of the applicable provisions of the CBCA set forth in Appendix B to this Proxy Statement/Prospectus and should also consult with such holder’s attorney. THE FAILURE OF A HOLDER OF HVWC COMMON STOCK TO FOLLOW PRECISELY THE PROCEDURES SUMMARIZED ABOVE AND SET FORTH IN APPENDIX B MAY RESULT IN THE LOSS OF DISSENTERS’ RIGHTS.

No further notice of the events giving rise to dissenters’ rights or any steps associated therewith will be furnished to holders of HVWC Common Stock, except as otherwise required by law.

In general, any objecting stockholder who perfects the right to be paid the fair value of such holder’s HVWC Common Stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of such cash.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Because they receive payments for service as officers and directors which will not continue after completion of the Merger, most of the directors and officers of HVWC may be deemed to have certain interests in the Merger that are different from, and in addition to, those of HVWC Stockholders generally. The Merger Agreement requires that, for a period of six years following the Merger, the directors and officers of HVWC will be entitled to indemnification against certain losses or liabilities.

MANAGEMENT OF CONNECTICUT WATER FOLLOWING THE MERGER

Following the Merger, the composition of the Connecticut Water Board of Directors will consist of the then current members of the Connecticut Water Board of Directors. The Connecticut Water Board of Directors is divided into three classes, each of which have a term of office of three (3) years. The present officers of Connecticut Water will remain in their respective positions after the Merger.

INFORMATION CONCERNING CONNECTICUT WATER SERVICE, INC.

This Proxy Statement/Prospectus incorporates by reference Connecticut Water’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, its proxy statement dated March 31, 2016 for the annual meeting of Connecticut Water Stockholders held on May 13, 2016, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, respectively, and other reports filed by Connecticut Water described at page 79 under the heading “WHERE YOU CAN FIND MORE INFORMATION.” Please read these documents for detailed information concerning Connecticut Water and its business, properties, regulation, management, operations, financial condition and recent financial performance as well as other important information.

Connecticut Water, founded in 1956, is a nonoperating holding company whose income is derived principally from CWC and MWC, its two operating subsidiaries, which supply water to approximately 124,000 customers (representing a population of approximately 400,000) for residential, commercial, industrial and municipal purposes throughout 77 municipalities in the States of Connecticut and Maine. CWC operates through three non-contiguous regions in the State of Connecticut. MWC operates 12 non-contiguous regions in the State of Maine.

In 2015, approximately 92% of Connecticut Water’s net income was attributable to water activities carried out within its regulated water companies, CWC and MWC. In addition to its regulated utility, Connecticut Water owns two active unregulated companies as of December 31, 2015. In 2015, these unregulated companies, together with real estate transactions within Connecticut Water, contributed the remaining 8% of Connecticut Water’s net income through real estate transactions as well as services and rentals. The two active companies are Chester Realty, Inc., a real estate company in Connecticut; and New England Water Utility Services, Inc. (NEWUS), which provides contract water and sewer operations and other water related services.

Effective January 1, 2012, the Company completed the acquisition of Aqua Maine, Inc. (“AM”) from Aqua America, Inc. for a total cash purchase price, adjusted at closing, of $35.6 million. Subsequent to the closing, the name of AM was changed to The Maine Water Company (“Maine Water”). Maine Water is a public water utility regulated by the Maine Public Utilities Commission (“MPUC”) that serves approximately 32,000 customers in 20 communities in the State of Maine. On July 19, 2012, the Company announced that it had reached an agreement to acquire The Biddeford & Saco Water Company (“BSWC”), pending a vote of its stockholders, approval by the MPUC and the satisfaction of other various conditions. This acquisition added approximately 15,500 additional customers in the State of Maine, in the communities of Biddeford, Saco, Old Orchard Beach and Scarborough. Under the terms of the agreement, the acquisition was executed through a stock-for-stock merger transaction valued at approximately $12.0 million. On November 7, 2012, the MPUC approved the transaction and the Company completed the transaction on December 10, 2012. Effective January 1, 2014, BSWC was merged with and into Maine Water.

The combined CWC and MWC water systems consist of some 2,100 miles of water main. The safe, dependable yield from their 238 active wells and 25 reservoirs and other surface supplies is approximately 75 million gallons per day. Water supply sources vary among the regions. Overall, however, about 20% of the total dependable yield comes from wells and 80% from reservoirs and other surface supplies.

CWC and MWC are subject to supervision and control by the Connecticut Public Utilities Regulatory Authority (“PURA”) and the MPUC, respectively, as well as various federal and state regulatory agencies concerning water quality and environmental standards. Generally, the profitability of CWC, MWC and the water industry in general, is materially dependent on the adequacy of approved water rates to allow for a fair rate of return on the water utility’s investment in utility plant in service. The ability of CWC and MWC to maintain their operating costs at the lowest level possible while providing good quality water service is beneficial to customers and stockholders. Profitability is also dependent on the timeliness of rate relief, when necessary, and numerous factors over which CWC and MWC have little or no control, such as the quantity of rainfall and temperature in a given period of time, industrial demand, financing costs, energy rates, and compliance with environmental and water quality regulations.

The mission of Connecticut Water is to have passionate employees delivering life-sustaining, high-quality water service to families and communities while providing a fair return to our stockholders.

Connecticut Water’s corporate headquarters are located at 93 West Main Street, Clinton, Connecticut 06413. Connecticut Water’s main telephone number is (860) 669-8636, and its Internet address is www.ctwater.com.

Connecticut Water and its subsidiaries collectively represent the largest U.S.-based investor-owned water system in New England in terms in of operating revenues and utility plant investment.

PRINCIPAL CONNECTICUT WATER STOCKHOLDERS AND STOCK

OWNERSHIP OF CONNECTICUT WATER MANAGEMENT

The following table lists, to Connecticut Water’s knowledge, the beneficial ownership of CWS Common Stock and the nature of such ownership for each current director, for each executive officer named in the Summary Compensation Table of Connecticut Water’s March 31, 2016 proxy statement, for all executive officers and directors of Connecticut Water as a group, and for each person who beneficially owns in excess of five percent (5%) of the outstanding shares of any class of Connecticut Water’s voting securities. Unless otherwise noted, each holder has sole voting and dispositive power with respect to the shares listed. All information is given as of December 1, 2016 and assumes that shares which the named person has a contractual right to acquire within 60 days have been acquired and are outstanding.

Name of Beneficial Owners	Total Amount of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
David C. Benoit(1)	35,757	**
Richard H. Forde*(2)	1,511	**
Mary Ann Hanley*(2)	6,144	**
Heather Hunt*(2)	5,443	**
Bradford A. Hunter*(2)	929	**
Kristen A. Johnson(3)	12,760	**
Lisa J. Thibdaue*(2)	5,504	**
Eric W. Thornburg(4)	155,410	1.38%
Carol P. Wallace*(2)(7)	6,090	**
Judith E. Wallingford(5)	11,097	**
Maureen P. Westbrook(6)	37,457	**
Ellen Wolf*(2)	929
Total Directors, Nominees, and Executive Officers (13 persons) as a Group	284,108	2.53%

The above ownership individually and as a group is less than 5% of the outstanding shares of Connecticut Water Service, Inc.

*	denotes non-employee Director
**	indicates ownership of less than 1% of the class of securities
(1)	Includes 26,426 performance share units (2,361 of these units are restricted), and 9,331 directly-owned shares.
(2)	Includes 492 shares of restricted stock under the Company’s 2014 Performance Stock Program.
(3)	Includes 11,760 performance share units (1,608 of these units are restricted) and 1,000 directly-owned shares.
(4)	Includes 129,742 performance share units (14,161 of these units are restricted), and 25,668 directly-owned shares.
(5)	Includes 10,897 performance share units (2,709 of these units are restricted), and 200 directly-owned shares.
(6)	Includes 23,847 performance share units (3,070 of these units are restricted), 11,554 directly-owned shares, and 2,056 shares owned in the Company’s 401(k) plan.
(7)	Ms. Wallace’s spouse owns 492 shares.

INFORMATION CONCERNING HVWC

Description of the Business of HVWC

The Heritage Village Water Company is a public service company regulated by the PURA that was formed by special charter granted by the Connecticut General Assembly in its 1969 session and amended in its 1974 session. HVWC is a privately-owned company serving approximately 4,700 water customers in the Towns of Southbury, Oxford and Middlebury, Connecticut and approximately 3,000 wastewater customers in the Town of Southbury, Connecticut. HVWC’s offices are located at 465 Heritage Road, Southbury, Connecticut 16488.

HVWC is authorized by legislative charter to provide services to the following communities in southern Connecticut: Southbury, Oxford and Middlebury. Because of the monopoly held by HVWC for the services it provides, all rates charged by HVWC for water supply and fire protection services must first be approved by the PURA through a highly regulated rate-adjustment process.

In 2014, HVWC completed construction on the upgrade of its sewer plant in order to be in compliance with the Connecticut Department of Energy and Environmental Protection’s (“DEEP”) regulations relating to nitrogen discharge limits. In connection with this construction project, HVWC had entered into an agreement with DEEP to accept sewage flow from the Connecticut Department of Developmental Services Southbury Training School. DEEP agreed to fund 50% of the estimated cost of the nitrogen removal upgrade.

HVWC does not currently have any significant new construction or capital projects planned. HVWC funds these ordinary course upgrade and replacement projects through operating income.

Weather conditions have an important impact on operating results for water utilities, and HVWC’s operating results are representative of this tendency.

The strength of the local economy also has an impact on the water utility industry. Usage by industrial and commercial customers in HVWC’s service area is typically reduced during times when the economy is depressed because people travel less, go out to dinner less often, and reduce their discretionary purchases.

The following table sets forth information regarding the last rate increase allowed by the PURA.

Decision Effective Date:	April 29, 2015

Return on Equity Allowed:	10.10%

Revenue Increase-Water Year 1:
Allowed in Dollars	$0.00
Allowed in Percentage	0.00%

Revenue Increase-Water Year 2
Allowed in Dollars	$69,092
Allowed in Percentage	3.80%

Revenue Increase-Sewer Year 1
Allowed in Dollars	$621,926
Allowed in Percentage	46.1%

Revenue Increase-Sewer Year 2
Allowed in Dollars	$761,942
Allowed in Percentage	55.5%

PRINCIPAL HVWC STOCKHOLDERS AND STOCK

OWNERSHIP OF HVWC MANAGEMENT

The following table sets forth certain information known to HVWC regarding the beneficial ownership of HVWC Common Stock as of December 1, 2016, by (i) each director of HVWC; (ii) each executive officer of HVWC; (iii) all directors and executive officers of HVWC as a group; and (iv) each person known by HVWC to be the beneficial owner of more than 5% of the outstanding HVWC Common Stock. Except as otherwise indicated, all shares are owned directly. Each direct and executive officer’s address is c/o The Heritage Village Water Company, 465 Heritage Road, Southbury, Connecticut 16488.

BENEFICIAL OWNERSHIP AS OF DECEMBER 1, 2016

	Shares (#)	Percent of Class
Directors and Executive Officers
Henry J. Paparazzo(1)	—	0%
Keith J. Sorensen	446	27.55%
Jeanne Paparazzo	177	10.93%
Robert E. Landry*(2)	867	53.50%
George Godfrey	—	0%
Total Directors and Executive Officers (5 persons)	1,490	91.98%
Other Beneficial Owners Exceeding 5%
Anne R. McGann(3)	130	8.02%

*	denotes non-employee Director
(1)	Excludes 177 shares owned by Mr. Paparazzo’s spouse which is reflected separately in the chart under Ms. Jeanne Paparazzo.
(2)	The shares of HVWC Common Stock reported as being beneficially owned by Mr. Landry are held by nine separate trusts for children, grandchildren and great-grandchildren of a director and executive officer of HVWC. As trustee of these trusts with the power to make investment and voting decisions with respect to the shares of HVWC Common Stock held by the trusts, Mr. Landry may be deemed to be the beneficial owner of these shares.
(3)	Includes 65 shares of HVWC Common Stock held directly and 65 shares of HVWC Common Stock held indirectly as trustee for the Curtis McGann Marital Trust.

DESCRIPTION OF CONNECTICUT WATER COMMON STOCK

The CWS Common Stock that will be delivered to HVWC Stockholders will be newly issued from the authorized but unissued shares of Connecticut Water’s common stock. These shares, when delivered pursuant to the Merger Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

Connecticut Water is authorized to issue up to: (a) 25,000,000 shares of CWS Common Stock, of which 11,019,942 shares were issued and outstanding on October 1, 2016 (including common stock equivalents); (b) 15,000 shares of voting cumulative preferred stock, Series A, $20 par value (the “Series A Preferred Stock”), all of which are outstanding; and (c) 50,000 shares of cumulative preferred stock, Series $.90, $16 par value (the “$16 Cumulative Preferred Stock”), of which 29,499 shares are outstanding. Connecticut Water is also authorized to issue 400,000 shares of an additional class of cumulative preferred stock, $25 par value (collectively, with the Series A Preferred Stock and the $16 Cumulative Preferred Stock, the “Preferred Stock”), none of which is currently outstanding, and 1,000,000 shares of preference stock, $1 par value (the “Preference Stock”), none of which is currently outstanding.

Other significant provisions of Connecticut Water’s capital stock, including provisions relating to corporate governance, are described under the caption “COMPARISON OF STOCKHOLDER RIGHTS”. The description herein and under the caption “COMPARISON OF STOCKHOLDER RIGHTS” below describe certain provisions relating to Connecticut Water’s common stock, Preferred Stock and Preference Stock authorized by Connecticut Water’s restated certificate of incorporation, as amended, (the “CWS Certificate of Incorporation”); provisions of Connecticut Water’s Amended and Restated By-Laws (the “CWS By-Laws”) and provisions of the Connecticut Business Corporation Act (the “CBCA”). This summary does not purport to be complete and is subject in all respects to the applicable provisions of the CWS Certificate of Incorporation, CWS By-Laws and the CBCA.

Common Stock

Each share of the CWS Common Stock is entitled to dividends when and as declared by the Board of Directors out of sources legally available therefor, subject to the limitations set forth under the caption “CWS COMMON STOCK PRICE RANGE AND DIVIDENDS”. Each share of CWS Common Stock is entitled to three votes, voting on all matters as a single class with the holders of the Series A Preferred Stock. Holders of CWS Common Stock do not have any cumulative voting rights, which means that the holders of more than 50% of the outstanding common stock voting in the election of directors can elect all of the directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any director.

The Board of Directors is authorized to issue all unissued shares of the common stock from time to time, without any further action or authorization by the stockholders. The holders of common stock have no preemptive or conversion rights. The shares of CWS Common Stock presently outstanding are, and the shares issued in the Merger will be upon issuance, fully paid and nonassessable.

Each of the outstanding shares of CWS Common Stock will share equally in respect to all dividends paid on such common stock. The CWS Certificate of Incorporation empowers Connecticut Water’s Board of Directors to issue preferred stock and/or preference stock with such preferences and other rights as the board of directors may provide in the resolutions providing for the issuance of such preferred stock and/or preference stock. Such preferences and other rights may restrict or otherwise limit the rights of holders of CWS Common Stock to receive dividends. Any future issues of cumulative preferred stock or preference stock will increase the preference of such stock, as classes, over common stock as to matters such as dividends and liquidation rights.

In the event of any liquidation, dissolution or winding up of the affairs of Connecticut Water, whether voluntary or involuntary, all assets available for distribution to its stockholders, after the payment to the holders of preferred stock and preference stock, if any, at the time outstanding of the full amounts to which they shall be entitled, shall be divided and distributed pro rata among the holders of CWS Common Stock.

Trading Market; Transfer Agent

The CWS Common Stock is traded on the NASDAQ under the symbol “CTWS.” The Transfer Agent and Registrar of the CWS Common Stock is:

Broadridge Corporate Solutions, Inc.

ATTN: IWS

1155 Long Island Avenue

Edgewood, NY 11717

Web site: Shareholder.broadridge.com/ctwater

E-mail: Shareholder@broadridge.com

Phone: 1-888-205-0681

Dividend Reinvestment and Common Stock Purchase Plan

All holders of record of CWS Common Stock, as well as employees and customers of CWC and MWC, are eligible to participate in Connecticut Water’s Dividend Reinvestment and Common Stock Purchase Plan. See “CWS COMMON STOCK PRICE RANGE AND DIVIDENDS – Dividend Reinvestment and Common Stock Purchase Plan” at page 18.

Preferred and Preference Stock

Series A Preferred Stock

Connecticut Water’s Series A Preferred Stock is preferred as to dividends and on liquidation over the CWS Common Stock and is on a parity with Connecticut Water’s $16 Cumulative Preferred Stock as to preferences on dividends and liquidation. It is entitled to one vote per share voting with the holders of CWS Common Stock, which is entitled to three votes per share. Dividends on the outstanding Series A Preferred Stock are paid at the rate of $.80 per share per annum and are cumulative. In the case of involuntary liquidation, shares of the Series A Preferred Stock are entitled to a liquidation preference of $20 per share plus accrued dividends. In the case of voluntary liquidation or redemption, such shares are entitled to the applicable redemption price for the series thereof. The redemption price with respect to the Series A Preferred Stock is $21 per share plus accrued dividends. The Series A Preferred Stock, voting as a single class with all cumulative preferred stock (including the $16 Cumulative Preferred Stock), is also entitled to elect a majority of the Board upon default in the payment of six quarterly dividends on any outstanding shares of preferred stock (including $16 Cumulative Preferred Stock) and upon certain other defaults. The shares of Series A Preferred Stock have no conversion, sinking fund or preemptive rights. The shares of the Series A Preferred Stock presently outstanding are fully paid and nonassessable.

$16 Par Value Cumulative Preferred Stock

Connecticut Water’s $16 Cumulative Preferred Stock is similarly preferred as to dividends and on liquidation over the CWS Common Stock. It is entitled, voting as a single class with all Connecticut Water’s Preferred Stock (including the Series A Preferred Stock), to elect a majority of the Board upon default in the payment of six quarterly dividends on any outstanding shares of preferred stock (including the Series A Preferred Stock), and upon certain other defaults, but otherwise it has no voting rights except as provided by law. Dividends on the presently outstanding $16 Cumulative Preferred Stock are $.90 per share per annum and are cumulative. In the case of involuntary liquidation, shares of the $16 Cumulative Preferred Stock are entitled to a liquidation preference of $16 per share plus accrued dividends. In the event of voluntary liquidation or redemption, such shares are entitled to the applicable redemption price therefor, which, with respect to the $16 Cumulative Preferred Stock is $16 per share plus accrued dividends. The shares of $16 Cumulative Preferred Stock have no conversion, sinking fund or preemptive rights. The shares of $16 Cumulative Preferred Stock presently outstanding are fully paid and nonassessable.

$25 Par Value Cumulative Preferred Stock

Connecticut Water has authorized 400,000 shares of preferred stock, $25 par value per share, the general preferences, voting powers, restrictions and qualifications of which are generally similar to Connecticut Water’s existing cumulative preferred stock. No shares of the $25 par cumulative preferred stock have been issued to date.

$1 Par Value Preference Stock

Connecticut Water also has authorized a class of 1,000,000 shares of Preference Stock, $1 par value per share. To the extent that the Certificate of Incorporation does not otherwise provide, Connecticut Water’s Board has the authority to determine, from time to time, the terms, limitations and relative rights and preferences of the

Preference Stock, to establish series and to fix and determine variations as among series of the Preference Stock. The Preference Stock is junior to the existing cumulative preferred stock (but ranks ahead of the CWS Common Stock) in rights to dividends and on voluntary or involuntary liquidation of Connecticut Water. The Preference Stock has no preemptive, conversion or voting rights, except as may be specifically provided in the Board’s resolutions creating any series of the Preference Stock. No shares of the Preference Stock are currently issued and outstanding.

COMPARISON OF STOCKHOLDER RIGHTS

Both CWS and HVWC are formed under, and subject to, the CBCA. However, differences between HVWC’s special act, which constitutes HVWC’s certificate of incorporation under the CBCA (the “HVWC Certificate of Incorporation”), and By-Laws and the CWS Certificate of Incorporation and CWS By-Laws will result in several changes in the rights of HVWC Stockholders when the Merger is effected. An explanation of the material differences is set forth below.

Issuance of Shares

The CBCA provides that, subject to the limitations contained in the certificate of incorporation of a corporation, the Board of Directors of a corporation may authorize the issuance of additional shares of the corporation’s capital stock up to the amount authorized in its certificate of incorporation.

Connecticut Water

CWS’ Certificate of Incorporation empowers the Board of Directors to issue and dispose of preferred stock, preference stock and common stock with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof as the Board may decide. Connecticut Water’s Board of Directors, without shareholder approval, can issue preferred stock with voting and conversion rights which could limit the voting rights of holders of CWS Common Stock. The issuance of preferred stock and/or preference stock may have the effect of delaying, deferring or preventing a change in control of Connecticut Water. Connecticut Water’s Board of Directors has designated the designations, preferences and rights of the Preference Stock, though no shares of this series are outstanding. However, the Preference Stock is issuable in certain circumstances, and Connecticut Water has issued rights to purchase such Preference Stock to holders of CWS Common Stock.

HVWC

Under Connecticut law, HVWC’s Board of Directors may issue and sell all or any part of the remaining unauthorized but unissued shares of common stock of the corporation, from time to time, without further action by stockholders. HVWC’s Certificate of Incorporation currently authorizes 5,000 shares of one class of stock, the HVWC Common Stock with no par value.

Voting Rights

Connecticut Water

The CBCA provides that every shareholder shall be entitled to one vote for each share of capital stock held by such shareholder unless otherwise specified in the certificate of incorporation. The CBCA also provides that the holders of outstanding shares of any class of stock (even non-voting stock) are entitled to vote as a class upon any proposed amendment to the certificate of incorporation submitted to shareholder vote which would have certain specified effects on their rights.

Holders of CWS Common Stock are entitled to cast three votes per share, and holders of Series A Preferred Stock are entitled to one vote per share, on each matter submitted to a vote of stockholders of Connecticut Water.

The holders of the CWS Common Stock and Series A Preferred Stock vote together as one class. The Preference Stock has no preemptive, conversion or voting rights, except as may be specifically provided in the Board’s resolutions creating any series of the Preference Stock.

HVWC

Holders of HVWC’s Common Stock have exclusive voting power and are entitled to one (1) vote per share and are also entitled to receive notice of any stockholders’ meetings.

Preemptive Rights

The CWS Certificate of Incorporation eliminates preemptive rights to subscribe to any future issues of shares of CWS Common Stock. Under Connecticut law, holders of HVWC Common Stock do have such preemptive rights.

Dissenters’ Rights of Appraisal

Dissenters’ rights are the same for the holders of both CWS Common Stock and HVWC Common Stock. The CBCA grants dissenters’ rights to stockholders (i.e., the right to cash payment of the fair value of one’s shares determined by judicial appraisal) in the case of a merger, consolidation or a sale of all or substantially all of the corporation’s assets, and certain other corporate actions and transactions.

Only HVWC Stockholders have dissenters’ rights with respect to the Merger. See “RIGHTS OF DISSENTING STOCKHOLDERS,” at page 42.

Dividends and Distributions

Connecticut Water

Each of the outstanding shares of CWS Common Stock will share equally in respect to all dividends paid on such common stock but only after all dividends have been paid on the outstanding shares of Preferred and Preference Stock. In the event of any liquidation, dissolution or winding up of the affairs of Connecticut Water, whether voluntary or involuntary, all assets available for distribution to Connecticut Water’s stockholders, after the payment to the holders of Preferred Stock and Preference Stock, shall be divided and distributed pro rata among the holders of CWS Common Stock.

HVWC

Under Connecticut law, holders of HVWC’s Common Stock are entitled to share equally in respect to all distributions as and if declared by the HVWC Board of Directors. In the event of any dissolution or liquidation of HVWC, whether voluntary or involuntary, the remaining assets shall be divided and distributed pro rata among the holders of HVWC Common Stock.

Number of Directors; Term of Office

Connecticut Water

The CWS Certificate of Incorporation provides that the Board of Directors of CWS shall consist of not less than nine (9) nor more than fifteen (15) individuals, the exact number to be fixed from time to time within the foregoing limits exclusively by the CWS Board of Directors pursuant to a resolution adopted by the CWS Board of Directors. The members of the CWS Board of Directors serve staggered, three-year terms of office, with the members of each class to hold office until their successors are elected by the stockholders and qualified.

HVWC

The HVWC Bylaws provide that the HVWC Board of Directors shall consist of not less than five (5) nor more than eight (8) persons, who need not be stockholders of record, prescribed by a resolution adopted by the stockholders. Three (3) Town Representatives shall be chosen in accordance with Section 5 of the HVWC Certificate of Incorporation, for so long as such Certificate of Incorporation remains in effect, provided, however, if any of the Towns of Southbury, Middlebury or Oxford, Connecticut (the “Towns”) affirmatively waive in writing their right to representation on the Corporation’s board of directors granted pursuant to such Certificate of Incorporation, the number of Town Representatives shall be reduced automatically by the number of Towns waiving such right. HVWC’s Directors each serve annual terms of office.

Filling Director Vacancies

Connecticut Water

The CBCA provides that unless otherwise specified in the certificate of incorporation, a vacancy occurring on a Board of Directors (including one resulting from an increase in the number of directors) may be filled by the stockholders or directors. In the event that the directors remaining in office constitute less than a quorum of the board, the directors remaining in office may fill the vacancy by a majority vote.

CWS’ Certificate of Incorporation and By-Laws provide that any newly created or vacated directorship may be filled only by a majority vote of the directors then in office, although less than a quorum.

HVWC

HVWC’s Bylaws provide that vacancies in the Board occurring between annual meetings of the HVWC Stockholders shall be filled for the unexpired portion of the term by the concurring vote of a majority of the remaining directors.

Standards of Conduct for Directors

The CBCA, applicable to Connecticut Water and HVWC, generally requires that a director shall discharge his or her duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner that such director reasonably believes to be in the best interests of the corporation. In addition, directors of corporations such as Connecticut Water with a class of voting stock registered under the Exchange Act, may consider, in determining what such director believes to be in the best interests of the corporation (i) the long-term as well as the short-term interests of the corporation; (ii) the long-term and short-term interests of the stockholders of the corporation, including the possibility that those interests may be best served by the continued independence of the corporation; (iii) the interests of the corporation’s employees, customers, creditors and suppliers; and (iv) community and societal considerations including those of the community in which any office or other facility of the corporation is located.

Removal of Directors

Connecticut Water

The CBCA allows stockholders to remove directors, with or without cause, unless the corporation’s certificate of incorporation provides that directors may be removed only for cause, if the number of votes cast in favor of his or her removal exceeds the number cast against removal. In addition, a director may be removed in a judicial proceeding commenced either by the corporation or its stockholders under certain circumstances. CWS’ By-Laws and Certificate of Incorporation provide that, subject to the rights of Preferred and Preference Stockholders, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the combined voting power of all of the then-outstanding shares of the voting stock, voting together as a class.

HVWC

HVWC’s Certificate of Incorporation does not contain any provision relating to the removal of directors. HVWC’s Bylaws provide that any one or more of the Directors may be removed either with or without cause, at any time by a vote of the HVWC Stockholders holding a majority of the issued and outstanding shares of HVWC Common Stock, at any special meeting called for the purpose.

Amendments to Certificate of Incorporation

Connecticut Water

Under the CBCA, unless the CBCA or the corporation’s certificate of incorporation or directors requires a greater vote, amendments to the certificate of incorporation generally require the affirmative vote of the majority of the voting power (or two-third for most corporations formed before January 1, 1997) of the shares entitled to vote thereon, and if any class of shares is entitled to vote thereon as a class, by the affirmative vote of the holders of the shares of each class of shares entitled to vote thereon as a class.

Under the CBCA, the holders of the outstanding shares of any class of stock (even nonvoting stock) are entitled to vote as a class upon any proposed amendment to the certificate of incorporation submitted to shareholder vote which would affect their rights in certain specified ways.

The CWS Certificate of Incorporation requires a supermajority vote of eighty percent (80%) of the combined voting power of all of the then-outstanding shares of the voting stock to alter, amend or repeal the provisions in the certificate of incorporation (or to amend comparable by-law provisions) covering certain change-in-control type matters including membership and classification of the board, filling of board vacancies, removal of directors, shareholder action, calling of special meeting of stockholders, quorum at board meetings, business combinations with certain stockholders or their affiliates and amendment of the foregoing voting requirements.

HVWC

For Connecticut corporations such as HVWC (formed prior to January 1, 1997), the CBCA requires the affirmative vote of at least two-thirds (66.66%) of the voting power of the common stock outstanding and entitled to vote thereon with respect to any amendment to the HVWC Certificate of Incorporation submitted for HVWC shareholder approval.

Amendments to By-Laws

Connecticut Water

Under the CBCA, the Board of Directors of a Connecticut corporation may adopt, amend or repeal the corporation’s by-laws unless: (1) the corporation’s certificate of incorporation reserves this power to the corporation’s stockholders; or (2) the stockholders, in amending or repealing a particular by-law, provide expressly that the Board of Directors may not amend or repeal that by-law. Furthermore, the CBCA allows a corporation’s stockholders to amend or repeal a corporation’s by-laws even though the by-laws may also be amended or repealed by its Board of Directors.

Both CWS’ Certificate of Incorporation and Bylaws provide that Connecticut Water’s Bylaws may be amended by the Board of Directors with the exception that amendment of certain provisions requires the affirmative vote of eighty percent (80%) of the outstanding shares entitled to vote. Those by-law provisions are those relating to membership and classification of the board, filling of board vacancies, removal of directors, shareholder action, calling of special meeting of stockholders, quorum at board meetings, business combinations with certain stockholders or their affiliates and amendment of the foregoing voting requirements.

HVWC

HVWC’s Bylaws provide that the HVWC Stockholders may amend the Bylaws by an affirmative vote of the stockholders holding a majority of the issued and outstanding shares of HVWC Common Stock entitled to vote, provided that a written notice of the proposed Bylaw amendment has been sent to all stockholders entitled to receive notice. The provisions of the CBCA described above also empower the HVWC Board to amend the HVWC Bylaws.

Provisions relating to change in control

Connecticut Water

Change in control issues may be specifically addressed in a corporation’s certificate of incorporation, and are also governed in certain circumstances under the CBCA provisions relating to Business Combinations (see discussion below under the heading “Business Combination Statute”).

CWS’ Certificate of Incorporation provides that the Board of Directors of Connecticut Water, when evaluating any offer of another party (1) to make a tender or exchange offer for any equity security of Connecticut Water, (2) to merge or consolidate Connecticut Water with or into another corporation or (3) to purchase or otherwise acquire all or a substantial part of the properties and assets of Connecticut Water or any of its subsidiaries, may, in connection with the exercise of its judgment in determining what it reasonably believes is in the best interests of Connecticut Water as a whole, give consideration to all such factors as the Board of Directors determines to be relevant, including, without limitation:

(i) the interests of the Connecticut Water Stockholders long-term as well as short-term, including the possibility that those interests may be best served by the continued independence of the company;

(ii) the interest of the customers of CWC;

(iii) whether the proposed transaction might violate federal or state law;

(iv) the form and amount of consideration being offered in the proposed transaction not only in relation to the then-current market price for the outstanding capital stock of Connecticut Water, but also in relation to the market price for the capital stock of Connecticut Water over a period of years, the estimated price that might be achieved in a negotiated sale of Connecticut Water or CWC as a whole or in part to either public or private entities or through orderly liquidation, the estimated future value of Connecticut Water, the premiums over market price paid for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices, and Connecticut Water’s financial condition and future prospects; and

(v) the social, legal and economic effects upon employees, customers, suppliers and others that have similar relationships with Connecticut Water or CWC, and the communities in which Connecticut Water and CWC conduct business, including, without limitation, the public interest obligations imposed on CWC as an operating public utility and the effect or impact of any such transaction on the ability of Connecticut Water, any subsidiaries or any successor entity to provide prudent, adequate and effective water supply service to the areas served by CWC.

In connection with such evaluation, the Board of Directors may conduct such investigations and engage in such legal proceedings as the Board of Directors may determine. None of the foregoing provisions may be altered, amended or repealed without the affirmative vote of the holders of at least eighty percent (80%) of all of the then-outstanding shares of the voting stock of Connecticut Water, in addition to any affirmative vote of the holders of any particular class or series of such voting stock required by law or CWS’ Certificate of Incorporation.

HVWC

Section 15 of HVWC’s Certificate of Incorporation provides a right of first refusal for the Town of Southbury, Connecticut to elect to purchase HVWC on the same terms and conditions as the transaction described in the Merger Agreement. See “THE MERGER AGREEMENT – Right of First Refusal of the Town of Southbury” at page 43 for a description of this right. Other than this provision, the HVWC Certificate of Incorporation does not contain any provisions relating to a change in control of the company.

Business Combination Statutes

CBCA Sections 33-840 through 33-845 (the “CBCA Business Combination Statute”) provide for limitations and prohibitions on certain business combinations. In general, a “business combination” includes mergers, combinations, certain transfers, or issuances of equity securities to interested stockholders and their affiliates, liquidation/dissolution resolutions passed by such persons or reclassifications of securities that result in the proportionate increase of ownership of outstanding shares by such persons.

The CBCA Business Combination Statute generally requires that in addition to any vote otherwise required by law or the certificate of incorporation, a business combination shall first be approved by the Board of Directors and then be approved by the affirmative vote of at least (i) the holders of eighty percent (80%) of the voting power of the outstanding shares of the corporation, and (ii) the holders of two-thirds (2/3) of the voting power of the outstanding shares of the corporation (other than shares held by the interested shareholder and any affiliates).

The CBCA Business Combination Statute also generally prohibits a corporation from engaging in any business combination with any interested shareholder for a period of five years following the date that such shareholder became an interested shareholder, unless:

(1)	prior to such date the Board of Directors of the corporation and a majority of non-employee directors (of which there must be at least two) approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; or

(2)	the business combination is otherwise excepted from the five-year prohibition by applicable provisions of the CBCA.

In general, the term “interested shareholder” is defined as the holder of ten percent (10%) of the outstanding voting stock of the corporation.

The CBCA Business Combination Statute generally applies to Connecticut Water, although Connecticut Water might qualify for certain available exceptions to its application depending upon the nature of the transaction. Because HVWC is not a reporting company under the Exchange Act, the CBCA Business Combination Statute would generally not apply to it.

Classification of the Board of Directors

Connecticut Water

Under the CBCA, a Connecticut corporation may have a classified Board of Directors. CWS’ Certificate of Incorporation provides that directors (other than directors who may be elected by Preferred or Preference stockholders) are to be classified into three classes, which are to hold office in staggered three-year terms.

HVWC

HVWC’s Board of Directors is not classified, and consequently, HVWC has only one class of directors.

Stockholder Meetings

Connecticut Water

Under the CBCA, any action which may be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent or, if so provided by the certificate of incorporation, by the written consent of a majority of the voting power of shares. The CBCA also provides that special meetings of the stockholders may be called only by the Board of Directors, or by such person or persons as may be authorized by the certificate of incorporation or the bylaws or upon the written request of the holders of at least 10% (35% for certain public corporations such as Connecticut Water) of all of the votes entitled to be cast at the meeting.

CWS’ Certificate of Incorporation provides that stockholder action may only be taken at an annual or special meeting of stockholders and not by written consent. Special meetings of stockholders may be called only by the Board of Directors and otherwise by stockholders as expressly permitted by applicable statute.

HVWC

HVWC’s By-Laws provide that special meetings of the stockholders, other than those required by law, may be called at any time by the President at the written request of a majority of the Directors. The President or the Board of Directors shall also call a special meeting of Stockholders whenever so requested in writing by one or more stockholders representing not less than twenty-five (25%) percent of the total number of issued and outstanding shares of HVWC Common Stock.

Indemnification of Directors and Officers

Connecticut Water

The CBCA states that, unless its certificate of incorporation otherwise provides, a corporation formed under Connecticut law prior to January 1, 1997 is obligated to indemnify a director to the same extent the corporation is permitted to provide indemnification to a director pursuant to Section 33-771. This obligation to indemnify is subject to certain limitations set forth in Section 33-775 of the CBCA, which requires a determination in each case that indemnification of the director is permissible and authorized. Under the CBCA, a director may also apply to a court of competent jurisdiction for indemnification. The CBCA provides that a corporation incorporated under Connecticut law prior to January 1, 1997, shall also indemnify each officer, employee or agent who is not a director to the same extent.

In general, Section 33-771 provides that a corporation may indemnify an individual made a party to a proceeding because he is a director against liability incurred in the proceeding if: (1) (A) he conducted himself in good faith; (B) he reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (2) he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s certificate of incorporation. Section 33-775 also provides that, unless ordered by a court, a corporation may not indemnify a director (1) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has not met the relevant standard of conduct under 33-771; or (2) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled whether or not involving action in his official capacity.

The CBCA provides that a corporation may provide indemnification of or advancement of expenses to a director, officer, employee or agent only as permitted therein.

The CWS Certificate of Incorporation provides that the personal liability of any person who is or was a director of Connecticut Water to Connecticut Water or its stockholders for monetary damages for breach of duty as a director is limited to the amount of the compensation received by the director for serving Connecticut Water during the year or years in which the violation occurred so long as such breach did not (i) involve a knowing and culpable violation of law by the director, (ii) enable the director or an associate to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the director to Connecticut Water under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to Connecticut Water, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to Connecticut Water, or (v) create liability under Section 33-757 of the Connecticut General Statutes.

CWS’ Certificate of Incorporation requires Connecticut Water to indemnify and pay for or reimburse the expenses of directors and officers to the fullest extent permitted by law; and permits Connecticut Water to indemnify and pay for or reimburse the expenses of employees or agents not otherwise entitled to indemnification on such terms and conditions as may be established by the Board of Directors.

Connecticut Water’s by-laws also provide that Connecticut Water, through action by its Board of Directors, may purchase, and Connecticut Water has purchased, indemnity insurance for directors, officers, employees or agents of Connecticut Water.

HVWC

HVWC’s Certificate of Incorporation and By-Laws are silent on this issue. Thus, indemnification is governed solely by the CBCA provisions described above.

ADJOURNMENT OF THE SPECIAL MEETING (PROPOSAL 2)

If there are not sufficient votes to constitute a quorum or to approve the Merger Agreement at the time of the HVWC Special Meeting, the Merger Agreement cannot be approved unless the HVWC Special Meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by HVWC at the time of the special meeting to be voted for an adjournment, if deemed necessary, HVWC has submitted the question of adjournment to its stockholders as a separate matter for their consideration.

The board of directors of HVWC unanimously recommends that stockholders vote “FOR” the adjournment proposal. If it is deemed necessary to adjourn the HVWC Special Meeting, no notice of the adjourned meeting is required to be given to stockholders, other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of the Company’s internal control over financial reporting have been audited by Baker Tilly Virchow Krause LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the CWS Common Stock to be delivered at the Merger closing date will be passed upon by Murtha Cullina LLP, Hartford, Connecticut.

Certain of the tax consequences of the Merger will be passed upon by the effective time of the Merger by Murtha Cullina LLP, Hartford, Connecticut, counsel to Connecticut Water and by Locke Lord LLP, Hartford, Connecticut, counsel to HVWC. Please see “THE MERGER AGREEMENT – Conditions Precedent to the Merger” at page 44.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “RISK FACTORS,” “THE MERGER – BACKGROUND TO THE MERGER,” and “THE MERGER – CONNECTICUT WATER’S REASONS FOR THE MERGER,” THE MERGER – HVWC’S REASONS FOR THE MERGER,” AND “RECOMMENDATION OF THE HVWC BOARD OF DIRECTORS.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “RISK FACTORS” section beginning on page 13.

Additional factors that could cause the results of Connecticut Water to differ materially from those described in the forward looking statements can be found in the filings made by Connecticut Water with the SEC, including Connecticut Water’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and Connecticut Water’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016.

Because of these and other uncertainties, actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, Connecticut Water’s and HVWC’s past results of operations do not necessarily indicate Connecticut Water’s and HVWC’s combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Connecticut Water and HVWC are not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. All forward-looking statements are qualified by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

Connecticut Water has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 under the Securities Act to register the shares of CWS Common Stock to be issued to HVWC Stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Connecticut Water and a proxy statement of HVWC for the HVWC Special Meeting. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth below.

Connecticut Water files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Connecticut Water files with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

The SEC allows Connecticut Water to “incorporate by reference” information into this Proxy Statement/Prospectus. This means that Connecticut Water can disclose important information in this document by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the other documents that are listed below that Connecticut Water has previously filed with the SEC and additional documents that Connecticut Water will file with the SEC between the date of this proxy statement/prospectus and the date of the HVWC Special Meeting. These documents contain important information about Connecticut Water’s financial condition.

The following documents, which were previously filed by Connecticut Water with the SEC, are incorporated by reference into this Proxy Statement/Prospectus:

•	Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 14, 2016;

•	the portions of Connecticut Water’s proxy statement dated March 31, 2016 on Schedule 14A for Connecticut Water’s annual meeting of stockholders held on May 13, 2016 that have been incorporated by reference into Connecticut Water’s most recent Annual Report on Form 10-K;

•	Connecticut Water’s quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016, filed with the SEC on May 9, 2016, August 9, 2016 and November 8, 2016; and

•	Connecticut Water’s current reports on Form 8-K filed with the SEC on April 4, 2016, April 28, 2016, May 10, 2016, May 13, 2016, May 16, 2016, May 19, 2016, June 2, 2016, July 13, 2016, Sept. 7, 2016, Sept. 14, 2016, Sept. 16, 2016, Oct. 12, 2016, Nov. 8, 2016, Nov. 14, 2016, Dec. 2, 2016, Dec. 8, 2016, Dec. 13, 2016, Dec. 16, 2016 and Jan. 11, 2017.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Proxy Statement/Prospectus will be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained in this Proxy Statement/Prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this Proxy Statement/Prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

The documents that will be incorporated by reference into this Proxy Statement/Prospectus are available from Connecticut Water upon request. We will provide a copy of any and all of the information that is incorporated by reference in this Proxy Statement/Prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this Proxy Statement/Prospectus) to any person, without charge, upon written or oral request. Requests for documents should be directed to Corporate Secretary, Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413 (telephone 860-664-6056).

HVWC is not subject to the informational requirements of the Exchange Act and financial and other information about HVWC is not publicly available other than as set forth in this Proxy Statement/Prospectus or in its annual filings with the PURA in Connecticut.

You should rely only on the information contained in this Proxy Statement/Prospectus when evaluating the Merger Agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated February 17, 2017. You should not assume that the information contained in this Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of this Proxy Statement/Prospectus to stockholders of HVWC nor the issuance of shares of CWS Common Stock as contemplated by the Merger Agreement shall create any implication to the contrary.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED HEREIN WITH RESPECT TO CONNECTICUT WATER AND ITS SUBSIDIARIES WAS PROVIDED BY CONNECTICUT WATER AND HAS NOT BEEN VERIFIED BY HVWC AND THE INFORMATION CONTAINED HEREIN WITH RESPECT TO HVWC WAS PROVIDED BY HVWC AND HAS NOT BEEN VERIFIED BY CONNECTICUT WATER.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger is dated as of May 10, 2016 (the “Agreement”) by and among Connecticut Water Service, Inc., a Connecticut corporation (“CWS”), HAC, Inc., a Connecticut corporation and a wholly-owned subsidiary of CWS (“NewCo”), and The Heritage Village Water Company, a specially-chartered Connecticut corporation (the “Company”). Each of CWS, NewCo and the Company are sometimes collectively referred to herein as the “Parties”. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Section 9.1 hereof.

RECITALS

WHEREAS, the Company is a public water and wastewater utility engaged in the collection, treatment and distribution of potable water through systems located in the towns of Southbury, Middlebury and Oxford, Connecticut (the “System”), and is subject to the jurisdiction of the Connecticut Public Utilities Regulatory Authority (“PURA”), the Connecticut Department of Energy and Environmental Protection (“DEEP”) and the Connecticut Department of Public Health (“DPH”);

WHEREAS, the Parties intend that NewCo merge with and into the Company, with the Company to continue as the Surviving Corporation (as defined herein), and that the stockholders of the Company will receive shares of CWS Common Stock (as defined herein) plus cash in lieu of fractional shares in exchange for all of the outstanding shares of Company Common Stock (as defined herein), all on the terms and subject to (a) the conditions hereinafter set forth and (b) approval by the PURA and, because of CWS’ business conducted in the State of Maine, by the Maine Public Utilities Commission (the “MPUC”);

WHEREAS, the board of directors of CWS has approved and declared advisable the Merger (as defined herein) of NewCo with and into the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, CWS, as the sole stockholder of NewCo, has approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, CWS;

WHEREAS, the board of directors of the Company has approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the stockholders of the Company;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe the various conditions to the Merger; and

WHEREAS, the Parties desire that the transaction set forth herein qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the corresponding provisions of applicable state income tax law of Connecticut and that this Agreement be interpreted accordingly.

NOW, THEREFORE, in consideration of these premises and the mutual agreements, representations and warranties set forth in, and subject to the terms and conditions of, this Agreement, the Parties hereby agree as follows:

1. THE MERGER

1.1 Surviving Corporation.

Subject to the conditions contained herein and in accordance with the provisions of this Agreement and the Connecticut Business Corporation Act (the “CBCA”), at the Effective Time (as defined in Section 1.10 hereof), NewCo shall be merged with and into the Company (the “Merger”), which, as the corporation surviving in the Merger (the “Surviving Corporation”), shall continue unaffected and unimpaired by the Merger to exist under and be governed by the laws of the State of Connecticut. Upon the effectiveness of the Merger, the separate existence of NewCo shall cease and the Company shall become a direct, wholly-owned subsidiary of CWS.

1.2 Effects of the Merger.

The Merger shall have the effects set forth in this Agreement and in the CBCA. Upon and after the Effective Time of the Merger, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, both of a public as well as a private nature, and be subject to all the restrictions, disabilities and duties of the Company and NewCo (collectively, the “Constituent Corporations”); and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations shall be vested in the Surviving Corporation; and all such property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter the property of the Surviving Corporation as if they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Corporation.

1.3 Further Assurances.

If at any time after the Effective Time of the Merger, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or in any other things are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by the Surviving Corporation by reason of, or as a result of, the Merger, the Constituent Corporations agree that the Surviving Corporation and its proper officers and directors shall and will execute and deliver all such property deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Constituent Corporations and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take any and all such action.

1.4 Certificate of Incorporation; Bylaws; Directors and Officers.

(a) The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall continue in full force and effect after the Effective Time as the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the By-Laws of the Company shall be amended and restated to conform to the By-Laws of NewCo, as in effect immediately prior to the Effective Time, which amended and restated Bylaws shall continue in full force and effect after the Effective Time as the By-Laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(c) At the Closing (as defined herein), the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers of NewCo immediately prior to the Effective Time, and each such director and officer shall hold his or her office commencing as of the Effective Time until the earlier of his or her resignation or removal or until his or her respective successor is duly elected or appointed and qualified, as the case may be.

1.5 Title and Survey.

CWS shall have the period from the date hereof to and ending at 5:00 p.m. on the date that is forty-five (45) days from the date of this Agreement (the “Inspection Period”) to determine whether the title to all of the real property owned by the Company constituting part of the Assets (as that term is defined in Section 3.2(b) hereof) (the “Property”) is marketable and/or insurable (subject to the exceptions set forth on Schedule 1.5) at regular rates. If CWS determines during the Inspection Period that such title is neither marketable nor insurable (subject to the exceptions set forth on Schedule 1.5) at regular rates, CWS shall give the Company a written notice delivered prior to the termination of the Inspection Period setting forth any objections (the “CWS Title Objections”) that CWS has to title or survey matters affecting the marketability or insurability, as the case may be (subject to the exceptions set forth on Schedule 1.5), of the Property. For purposes of this Agreement, the standards of title of the Connecticut State Bar Association, to the extent applicable, shall govern the determination of marketable and/or insurable title (subject to the exceptions set forth on Schedule 1.5) at regular rates. The Company shall have the option to cure the CWS Title Objections within thirty (30) days after the date of such notice. If the Company elects not to cure or is unable to cure the CWS Title Objections by said date, CWS shall have the option to be exercised within ten (10) days of said date (in its sole discretion) of either (a) accepting the title as it then is for all purposes under this Agreement, waiving any additional rights CWS may have arising from such CWS Title Objections, and proceeding to carry out the transactions contemplated herein, or (b) terminating this Agreement, whereupon this Agreement shall terminate and CWS and the Company shall, subject to Sections 8.5 and 8.6 hereof, have no further obligations or liabilities hereunder. If CWS does not give such a notice setting forth any CWS Title Objections during the Inspection Period, this Agreement shall remain in full force and effect, except that CWS’ rights pursuant to this Section 1.5 shall terminate from and after the termination of the Inspection Period. Except for liens securing the debt set forth on the Company Financial Statements provided pursuant to Section 3.11 hereof and liens securing debt set forth on Schedule 1.5 hereto (the “Permitted Debt”), any other mortgages and liens securing any of the Company’s obligations for borrowed money shall be extinguished by the Company on or prior to the Closing Date. Notwithstanding the provisions of this Section 1.5, CWS shall have the rights granted pursuant to and in accordance with the provisions of Section 1.7 with respect to any Title Objections regardless of whether or not any such Title Objections are set forth in CWS’ notice to the Company.

1.6 Due Diligence.

(a) Within ten (10) Business Days of the execution of this Agreement, the Company shall provide CWS with a copy of the due diligence materials listed on Schedule 1.6(a) attached hereto.

(b) During the Inspection Period, CWS, through its authorized Representatives, shall be entitled, upon reasonable advance notice to the Company, to enter upon the Property during normal business hours, and shall have the right to make such reasonable investigations and conduct such reasonable tests as CWS deems necessary or advisable (the “Testing Rights”), subject to the following limitations: (i) CWS shall give the Company written or telephonic notice at least one (1) Business Day before conducting any non-invasive inspections on the Property, and give written notice at least five (5) Business Days before conducting any invasive testing or environmental sampling on the Property, and a Representative of the Company shall have the right to be present when CWS or its Representatives conducts any of its or their investigations on the Property; (ii) CWS shall not conduct any invasive testing or soil, groundwater, soil gas, indoor air, building material, or other sampling or any Phase II environmental investigation or remediation in, on or under the Property without the Company’s prior written approval (which approval shall not be unreasonably withheld or delayed); and

(iii) neither CWS nor its Representatives shall materially interfere with the use, occupancy or enjoyment of the Property by the Company nor materially interfere with any of the Company’s operations. CWS shall maintain, and shall require its authorized Representatives to maintain insurance appropriate for any work performed on the Property. In the event that this Agreement is terminated, CWS shall defend and indemnify and hold the Company harmless from and against any and all liens, claims, causes of action, damages, liabilities and expenses (including reasonable attorney’s fees and defense costs) arising out of CWS’ inspections or tests, provided, however, that CWS’ defense and indemnity obligations shall not extend to protect the Company from any pre-existing liabilities for matters merely discovered by CWS (i.e., latent environmental contamination) except to the extent that CWS’ negligence aggravates any pre-existing condition or liability of the Company (“Testing Damages”). CWS’ defense and indemnity obligations for Testing Damages shall survive any early termination of this Agreement in accordance with Section 8.5(b) hereof.

1.7 Inspection Period.

CWS shall have the Inspection Period to exercise its Testing Rights and to otherwise conduct such due diligence, including without limitation such investigation of any matters disclosed or not disclosed herein or in any Schedule hereto as CWS, in its sole and absolute discretion, deems appropriate, subject to the limitations set forth in Section 1.6 hereof. At any time before the end of the Inspection Period, CWS may, in its discretion, give written notice thereof delivered prior to the termination of the Inspection Period to the Company setting forth any objections (the “CWS Objections”) that CWS has resulting from its investigation. The Company shall have the option to cure the CWS Objections within thirty (30) days after the date of such notice. If the Company elects not to cure or is unable to cure the CWS Objections by said date, CWS shall have the option to be exercised within ten (10) days of said date (in its sole discretion) of either (a) accepting the situation as it then is for all purposes under this Agreement, waiving any additional rights CWS may have arising from such CWS Objections, and proceeding to carry out the transactions contemplated herein, or (b) terminating this Agreement, whereupon this Agreement shall terminate and CWS and the Company shall have no further obligations or liabilities other than those specified in Section 8.5 hereof. If CWS does not give such a notice setting forth any CWS Objections during the Inspection Period, this Agreement shall remain in full force and effect, except that CWS’ rights pursuant to Sections 1.6 and 1.7 shall terminate from and after the termination of the Inspection Period.

1.8 Instruments of Title; Closing Documents.

At least forty (40) calendar days prior to the Closing Date, the Company shall provide to CWS proper legal descriptions and surveys (to the extent such surveys presently exist) for the Property. On the Closing Date, the Company will deliver to CWS the following documents, fully and properly executed.

(a) An Officer’s certificate of the Company, as described in Section 6.4(a) hereof;

(b) A Secretary’s certificate of the Company, as described in Section 6.7 hereof;

(c) A Secretary’s certificate as to the vote of stockholders of the Company approving the Merger, as described in Section 6.1(a) hereof; and

(d) Releases of mortgages and liens, if any, other than those securing the Permitted Debt.

1.9 Tax Consequences.

For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Company, CWS, and NewCo will each be a party to the plan of reorganization within the meaning of Section 368(b) of the Code and each hereby adopts this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Treasury Regulations. Each Party to this Agreement shall treat and report the Merger as a reorganization within the meaning of Section 368(a) of the Code and (any comparable state, local or non-U.S. Tax Law) unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

1.10 Closing Date.

(a) The closing of the transactions provided for in this Agreement (the “Closing”) shall take place at the offices of Murtha Cullina LLP, CityPlace I, 185 Asylum Street, Hartford, Connecticut, at 10:00 A.M. on the fifth (5th) Business Day after the last of the conditions to Closing set forth in Sections 6 and 7 of this Agreement have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or on such other date or at such other place as the Parties may mutually agree upon (the “Closing Date”).

(b) Subject to the provisions of this Agreement, on the Closing Date, the Parties hereto shall (i) file the Certificate of Merger with the Secretary of State of the State of Connecticut and (ii) make any other filings or recordings as may be required under the CBCA. The Merger shall become effective at such time as such Certificate of Merger is duly filed with the Secretary of State of the State of Connecticut, or at such subsequent date or time, not to exceed thirty (30) days after the date of filing of the Certificate of Merger, as the Parties shall specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

2. TREATMENT OF SHARES

2.1 Conversion of Shares.

At the Effective Time by virtue of the Merger and without any further action on the part of the holders thereof:

(a) NewCo Shares. Each share of NewCo common stock (the “NewCo Common Stock”) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted into and become one (1) validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation.

(b) Company Treasury Shares. Any shares of the common stock of the Company, no par value per share (the “Company Common Stock”), that immediately prior to the Effective Time are held in the treasury of the Company shall be cancelled and retired and shall cease to exist, and no cash or other consideration shall be paid or delivered in exchange therefor.

(c) Conversion of Company Shares. Subject to the provisions of this Section 2.1, each share of Company Common Stock, other than Dissenting Shares (as defined in Section 2.1(d)) and shares canceled pursuant to Section 2.1(b), issued and outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Common Stock, without par value, of CWS (“CWS Common Stock”) equal to the Exchange Ratio (as defined below). The Exchange Ratio shall be determined as follows:

(i) in the event that the CWS Share Price (as defined below) is equal to or greater than $39.45 but less than or equal to $41.45, then the Exchange Ratio shall be 240 (i.e., each share of Company Common Stock shall be converted into the right to receive 240 shares of CWS Common Stock).

(ii) In the event that the CWS Share Price is less than $39.45, the Exchange Ratio shall be equal to (A) $9,468 divided by (B) the CWS Share Price, rounded to the nearest hundredth.

(iii) In the event that the CWS Share Price is greater than $41.45, the Exchange Ratio shall be equal to (A) $9,948 divided by (B) the CWS Share Price, rounded to the nearest hundredth.

The “CWS Share Price” shall be equal to the average of the Closing Price (as hereinafter defined) of the shares of CWS Common Stock as reported by the Nasdaq Stock Market, LLC (“NASDAQ”) for the twenty (20)

trading days immediately preceding the third trading day prior to the Effective Time. The closing price of CWS Common Stock for each day shall be the last reported sales price regular way on NASDAQ, or, if there is no transaction on any such day, the average of the bid and asked prices regular way on such day (each, a “Closing Price”).

(d) Dissenting Shares. Each outstanding share of Company Common Stock the holder of which has perfected his or her right to appraisal rights under applicable Law and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by applicable Law; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for payment for shares or lose the right to payment for shares, in either case pursuant to the CBCA, shall be deemed to be converted into, as of the Effective Time, the right to receive the Merger Consideration (as defined in Section 2.2(b)). The Company shall give CWS prompt notice upon receipt by the Company of any such written demands for payment of the fair value of such shares of Company Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable Law. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

2.2 Exchange of Certificates.

(a) Deposit with Exchange Agent. At the Effective Time, the Surviving Corporation shall deposit with (i) CWS’s transfer agent and registrar, as exchange agent or (ii) a bank or trust company mutually agreeable to CWS and the Company (either (i) or (ii) to serve as CWS’s “Exchange Agent”), pursuant to an agreement in form and substance reasonably acceptable to CWS and the Company, (X) certificates representing shares of CWS Common Stock required to effect the conversion of Company Common Stock into CWS Common Stock in accordance with Section 2.1(c), or make appropriate alternative arrangements if uncertificated shares of CWS Common Stock represented by a book entry (“Book Entry Shares”) will be issued, and (Y) cash in an amount equal to pay the aggregate cash payable in lieu of fractional shares pursuant to Section 2.2(d) hereof. The Exchange Agent shall hold such cash as directed by CWS, which shall be used only to fund the cash payments required by such Section 2.2(d).

(b) Exchange and Payment Procedures. As soon as practicable after the Effective Time, CWS shall cause the Exchange Agent to mail to each holder of record as of the Effective Time of a certificate or certificates representing shares of Company Common Stock (each, a “Certificate”) that have been converted pursuant to Section 2.1(c): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon actual delivery of the Certificates to the Exchange Agent), and (ii) instructions for effecting the surrender of the Certificate and receiving the Merger Consideration (as defined below) to which such holder shall be entitled therefor. Upon surrender of a Certificate to the Exchange Agent for cancellation, together with a duly executed letter of transmittal and such other documents as the Exchange Agent may require, the holder of such Certificate shall be entitled to receive in exchange therefor: (i) the issuance of either (X) a physical certificate representing that number of shares of CWS Common Stock into which the shares of Company Common Stock previously represented by such Certificate are converted in accordance with Section 2.1(c) hereof (which physical certificate will require the payment of a fee to the Exchange Agent by the holder of Company Common Stock), or (Y) a Direct Registration System (“DRS”) statement in the event that Book Entry Shares will be issued; and (ii) the cash in lieu of fractional CWS Shares to which such holder has the right to receive pursuant to Section 2.2(d) hereof (the shares of CWS Common Stock and cash described in clauses (i) and (ii) above being referred to collectively as the “Merger Consideration”). Each Certificate for Company Common Stock so surrendered shall be cancelled. If any Certificate shall have been lost, stolen, or destroyed, CWS or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of any certificate or book entry representing shares of CWS Common Stock, require the owner of such lost, stolen, or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as CWS or the Exchange Agent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, CWS or the Surviving Corporation with respect to such Certificate. In the event the Merger Consideration is to be delivered to any Person who is not the Person in whose name the Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Merger Consideration may be delivered to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate (other than a certificate representing shares of Company Common Stock to be canceled in accordance with Section 2.1(b)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration contemplated by this Section 2.2. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to Section 2.2(d) hereof.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to shares of CWS Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of CWS Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(d) hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of CWS Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional shares of CWS Common Stock to which such holder is entitled pursuant to Section 2.2(d) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CWS Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of CWS Common Stock.

(d) No Fractional Securities. No certificates, receipts or scrip representing fractional shares of CWS Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1(c) hereof. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to Section 2.1(c) hereof who would otherwise be entitled to receive a fraction of a share of CWS Common Stock (after aggregating all shares of Company Common Stock held as of immediately prior to the Effective Time by such holder) will receive, in lieu thereof, from the Exchange Agent an amount in cash (without interest) rounded up to the nearest whole cent equal to; (i) the fraction of a share of CWS Common Stock to which such holder would otherwise have been entitled to pursuant to Section 2.1(c) hereof; multiplied by (ii) the CWS Share Price. As soon as practicable after the determination of the amount of cash to be paid to former holders of Company Common Stock in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former holders.

(e) No Further Transfers. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law. Upon and after the Effective Time, no transfer of shares of Company Common Stock outstanding immediately prior to the Effective Time shall thereafter be made on the stock transfer books of the Company.

(f) Termination of Exchange Agent. Any certificates representing CWS Shares or Book Entry Shares deposited with the Exchange Agent pursuant to Section 2.2(a) and not exchanged within two (2) years after the Effective Time pursuant to this Section 2.2 shall be returned by the Exchange Agent to CWS, which shall thereafter act as the Exchange Agent hereunder. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of two (2) years after the Effective Time shall be returned to the Surviving Corporation, after which time any holder of unsurrendered Certificates shall look as a general creditor only to CWS for payment of such funds to which such holder may be due, subject to applicable Law.

(g) Tax Withholding. Each of the Exchange Agent, CWS, and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local, or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(h) No Liability. None of CWS, NewCo, the Company or the Exchange Agent shall be liable to any Person for such shares of CWS Common Stock or cash delivered to a Governmental Body pursuant to any applicable abandoned property, escheat or similar law. If any Certificate has not been surrendered prior to seven (7) years after the Effective Time, or immediately prior to such earlier date on which any cash, any shares of CWS Common Stock, any cash in lieu of fractional shares in respect of such Certificate or any dividends or other distributions with respect to CWS Common Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body, any such cash, shares, dividends or other distributions in respect of such Certificate will, to the extent permitted by applicable Law, become the property of CWS, free and clear of all claims or interests of any Person previously entitled thereto.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to CWS and NewCo as follows:

3.1 Regulated Utility and Corporate Status; No Subsidiaries; Affiliates; Capacity

(a) The Company is regulated as a public service company in Connecticut and is legally authorized to sell and distribute water in the Towns of Southbury, Middlebury and Oxford, Connecticut. It presently sells and distributes water in the Towns of Southbury, Middlebury and Oxford, Connecticut. The Company is duly authorized by the State of Connecticut to provide water service as presently being conducted and such authorization is unlimited as to time and is not subject to any restrictions which have a Company Material Adverse Effect. Except as set forth on Schedule 3.1(a), since December 31, 2010, no Governmental Body has denied the request of the Company to include in rate base for recovery any asset then in utility service in the amount of $100,000 or more. The Company is not subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States, by the United States or any agency or instrumentality of the United States, or by any foreign country.

(b) The Company’s Sewer Division and related treatment facility operates under the terms and conditions of a Municipal National Pollutant Discharge Elimination System Permit issued by the DEEP, which Permit establishes the treatment capacity at a design flow rate of 780,000 gallons per day (GPD).

(c) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut, and has all other requisite corporate power and authority and all necessary licenses and permits (except to the extent disclosed on Schedule 3.13(b)) to carry on its business as it is now being conducted. The Company’s rates, prices and charges are and have been those shown on schedules filed with and approved by the PURA.

(d) The Company has no subsidiaries. The Company’s Affiliates (other than its officers and directors) are identified on Schedule 3.1(d) hereto.

(e) The Company possesses full legal and other capacity to enter into and carry out the provisions of this Agreement, and is under no receivership, impediment or prohibition imposed by any court, regulatory commission, board, administrative body, arbitration board or tribunal or other federal, state or municipal government instrumentality (any such entity being referred to herein as a “Governmental Body”) that would render the Company unable to enter into and carry out the provisions of this Agreement.

3.2 Title to Properties; Use of Water.

(a) The Company has good title to (i) all Assets of the Company (other than the Property and any leased or licensed Assets) including, without limitation, the System, the wells, transmission and distribution mains, tanks and standpipes, pumps and pumping stations, hydrants, meters and personal property described in the Company’s Annual Report to the PURA for the year ended December 31, 2014, which Report the Company has previously provided to CWS, and those acquired subsequent to December 31, 2014, and all of the Company’s right, title and interest in and to the curb stops, service connections (to the extent curb stops and service connections are purported to be owned by the Company) and easements, rights of way and leases, and any and all franchise rights, including without limitation all franchise and related rights set forth in the Company’s Certificate of Incorporation provided to CWS, and (ii) all documents, reports, maps and customer records pertaining to the System including, but not limited to, all engineering, laboratory and operating reports, customer service records including meter readings and fixture surveys, financial books and records, property maps, gate drawings, main laying specifications and tap and service cards, and the Company’s cash and bank deposits, except in each clause (i) and (ii) above to the extent that the Company’s failure to have such title has not had, and would not reasonably be expected to have, a Company Material Adverse Effect (as defined in Section 9.1 hereof).

(b) Subject to the exceptions set forth on Schedule 1.5, the Company has good, marketable and/or insurable (at regular rates) title in fee simple to all of the Property listed on Schedule 3.2(b). The property (real, personal and mixed, tangible and intangible), rights, privileges and assets now and hereafter owned, leased or licensed by the Company are referred to in this Agreement as the “Assets.” Other than the Assets owned, leased or licensed by the Company, no other assets are used in the conduct and operation of the Company’s water supply businesses and the distribution and delivery of water to each of the Company’s water customers. The Company has the right to use the water it is now using in the manner in which it is using such water. All water supply sources, pump stations and storage facilities for the System, and all mains and service connections, are located on real estate owned by the Company in fee simple, within the public rights-of-way, or within permanent easements of record in favor of the Company, except as may otherwise be set forth on Schedule 3.2(b) hereto.

3.3 Use of Assets.

To the Company’s Knowledge, the present use of the Property conforms in all material respects to all applicable zoning, building, building line and similar restrictions, is a permitted “non-conforming use” as defined in such zoning, building, building line or similar restrictions or the Company has obtained the necessary permits, variances or relief therefor. The Assets are all located in the Towns of Southbury, Middlebury and Oxford, Connecticut.

3.4 Certificate of Incorporation; Bylaws; Directors and Officers.

(a) The Company has heretofore made or will, within the time period specified in Section 1.6 hereof, make available to CWS true, complete and correct copies of the Company’s Certificate of Incorporation and By-Laws, each as amended through the date of this Agreement, and said Certificate and By-Laws are in full force and effect and include any and all amendments thereto.

(b) The current members of the Board of Directors of the Company (the “Company Board”) and the officers of the Company are listed on Schedule 3.4(b) hereto.

3.5 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Company consists of 5,000 shares of Common Stock with no par value per share, of which 1,620 shares of such Common Stock are presently outstanding. All of the issued and outstanding shares of Company Common Stock: (i) are duly authorized, validly issued, fully paid and nonassessable; (ii) were not issued in violation of any preemptive or other rights of any person to acquire the securities of the Company; and (iii) were issued in compliance with all applicable federal and state securities laws.

(b) The Company is not a party to any proxy, power-of-attorney, voting agreement, voting trust or stockholder agreement with respect to any of the capital stock of the Company. As of the date of this Agreement, no shares of stock are held by the Company in its treasury.

(c) Except as set forth on Schedule 3.5(c) hereto, there are, no existing options, warrants, calls or other rights or other agreements committing the Company to resell, transfer, issue or sell any shares of capital stock of the Company, except as specifically contemplated in this Agreement. The Company does not own any direct or indirect equity interests in any corporation, partnership, trust, or other business, including the ownership of any securities or other rights exchangeable for or convertible into such equity interests.

3.6 Board Composition; Authorization and Approval of Agreement

(a) The Board of Directors of the Company is comprised of five (5) persons, each of whom has been duly elected by the stockholders of the Company at a meeting called for such purpose or by action of the stockholders of the Company by unanimous written consent, in either case, pursuant to the requirements of (i) the CBCA and (ii) the Company’s Certificate of Incorporation and the Company’s By-Laws, as applicable.

(b) Except as set forth on Schedule 3.6(b) hereto, the Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. Except as set forth on Schedule 3.6(b) hereto, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. Except as set forth on Schedule 3.6(b) hereto, this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms.

(c) The Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable the “plan of merger” (as such term is used in Section 33-815 of the CBCA) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the CBCA, (iii) directed that the “plan of merger” contained in this Agreement be submitted to Company’s stockholders for adoption, and (iv) resolved to recommend that Company stockholders approve the “plan of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting. Upon completion of the expansion of the Board of Directors as described in Section 5.25 hereof, the Company shall, prior to the Company Stockholder Meeting (as defined in Section 5.6 hereof) conduct a meeting of the Company Board (or a unanimous written consent in lieu of meeting) at which the Board shall adopt resolutions that ratify and approve each of the items described above in this Section 3.6(c).

(d) The affirmative vote of the holders of two-thirds (66.66%) of the shares of the Company Common Stock issued and outstanding as of the record date with respect to the Company Stockholders Meeting to be held pursuant to Section 5.6 hereof, voting as a single class (with each share of Company Common Stock having one vote per share), to approve this Agreement and the Merger is the only vote of the holders of any class or series of capital stock of Company required by the CBCA and the Company’s Certificate of Incorporation to approve this Agreement, the Merger and the transactions contemplated hereby (the “Requisite Company Vote”). There are no bonds, debentures, notes, or other indebtedness or, except for the Company Common Stock, other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

3.7 Absence of Defaults.

(a) Except as set forth on Schedule 3.7(a) hereto, the execution and delivery of this Agreement does not and, upon approval thereof by the Company’s stockholders, the consummation of the transactions contemplated hereby will not (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company; (ii) violate, conflict with or result in the breach or termination of, or constitute a default under the terms of, any agreement or instrument to which the Company is a party or by which it or any of the Assets may be bound except where such default would not reasonably be expected to have a Company Material Adverse Effect; (iii) result in the creation of any material lien, charge or encumbrance upon any of the Assets pursuant to the terms of any such agreement or instrument; (iv) violate any Order, License, award, rule or regulation against, or binding upon, the Company or upon any of the Assets except where such violation would not reasonably be expected to have a Company Material Adverse Effect; or (v) constitute a violation by the Company of any Law or regulation of any jurisdiction as such Law or regulation relates to the Company, the System or any of the Assets, except where such violation would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has obtained or will obtain prior to Closing all material consents, releases or waivers from Governmental Bodies and other third parties which may be necessary to prevent the execution of this Agreement or the consummation of the transactions contemplated herein from resulting in any violation, breach, default or other event referred to in this Section 3.7, all of which consents, releases or waivers are set forth on Schedule 3.7(a) hereto, it being understood that it is the responsibility of CWS and NewCo to obtain PURA and MPUC approval of the transactions contemplated herein.

3.8 Litigation, Orders, Etc.

(a) Except as set forth on Schedule 3.8(a) hereto, there are no actions, suits, proceedings or governmental investigations pending, or to the Company’s Knowledge, threatened, against or relating to the Company or the transactions contemplated by this Agreement in or before any Governmental Body.

(b) Except as set forth on Schedule 3.8(b) hereto, the System, and the Company in its capacity as owner or operator of the System, is not subject to or in violation of any Order entered in any proceeding to which it was a party or of which it had Knowledge, including, without limitation, decisions, Orders, letter requests or proceedings of the PURA, DPH, DEEP, the IRS, the Connecticut Department of Revenue Services and the Towns of Southbury, Middlebury, and Oxford, Connecticut, where such Order or said violation would reasonably be expected to have a Company Material Adverse Effect. No proceedings are pending or, to the Knowledge of the Company, threatened against the rates now being charged by the Company.

3.9 Contracts.

Schedule 3.9 contains a true and complete list of all contracts, agreements and leases to which the Company is a party involving the payment of $25,000 or more by or to the Company in any one fiscal year or that are otherwise material to the business of the Company. Except as set forth on Schedule 3.9, each of such contracts, agreements, and leases is valid and binding upon the Company and in full force and effect and enforceable against it in accordance with its terms, and, to the Company’s Knowledge, no other party to any such contract, agreement or lease has breached any material provision of, or is in default in any material respect under the terms of, any such contract, agreement or lease.

3.10 No Brokers.

All negotiations relative to this Agreement have been carried on by the Company directly with CWS, without the intervention of any Person as a result of any act of the Company in such manner as to give rise to any valid claim against any of the Parties hereto for a brokerage commission, finder’s fee or other like payment.

3.11 Financial Statements; Annual Reports.

(a) The audited financial statements of the Company for each of the years ended December 31, 2014 and 2015 (the “Company Financial Statements”) heretofore furnished to CWS were prepared in accordance with the books and records of the Company and U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved. The Company Financial Statements are based on the books and records of the Company and present fairly in all material respects the financial position and the results of the operations of the Company at the dates and for the periods indicated. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

(b) The Company has no material liabilities or obligations of any nature that would have been required by GAAP to be reflected in or reserved against on the Company Financial Statements: except for; (i) liabilities or obligations set forth on the face of the Company Financial Statements; (ii) liabilities which have arisen after the balance sheet dates of the Company Financial Statements in the ordinary course of business which are not, individually or in the aggregate, material in amounts; and (iii) liabilities identified on Schedule 3.11(b) hereto. No financial statements of any Person other than the Company are required by GAAP to be included in the Company Financial Statements.

(c) Except as set forth on Schedule 3.11(c) hereto, the Company is not a guarantor, indemnitor, accommodation party or surety for any Person, entity, Liability or obligation. All annual reports filed with the PURA by the Company with respect to the Company and the System from and after December 31, 2010 are substantially correct and complete in all material respects and accurately represent in all material respects for the respective periods and dates covered by such reports the financial condition and operations of the Company.

3.12 Absence of Adverse Change.

Since December 31, 2014, there has not been any material adverse change in the financial position, results of operations, Assets, liabilities or business of the Company, taken as a whole.

3.13 Compliance with Laws; Licenses.

(a) The location and construction, occupancy, operation and use of all improvements attached to or placed, erected, constructed or developed as a portion of any of the Property (the “Improvements”) do not violate any applicable Law, or any restrictive covenant or deed restriction affecting the Property including, without limitation, any applicable health, environmental, rates, utility, water quality, antitrust, hiring, wages, hours, collective bargaining, safety, price and wage controls, payment of withholding and social security taxes, zoning ordinances and building codes, flood and disaster Laws, rules and regulations, which violations would reasonably be expected to have a Company Material Adverse Effect.

(b) Schedule 3.13(b) discloses a list of and copies of all governmental licenses, permits, certifications and approvals of any governmental authority possessed by or granted to Company (“Licenses”) and used or relied upon in the operation of the Company’s business or the System. The Company has all of the material Licenses which are required to carry on the Company’s business as such business is now conducted. Except as set forth on Schedule 3.13(b) hereto, (i) no License used in, or necessary for the operation of Company, the Assets or the System, will be terminated by the Company prior to its stated expiration date or not be renewed in accordance with past practices of the Company, and (ii) no Governmental Body has given written notice to the

Company that a License used in, or necessary for the operation of Company, the Assets or the System, will be terminated prior to its stated expiration date or not be renewed. The Company is not in material violation of any term or condition of any License.

3.14 Environmental Matters.

(a) Without in any way limiting the generality of Section 3.13(a) above, except as disclosed on Schedule 3.14(a) hereto, neither any of the Assets nor the Company are the subject of any pending or, to the Company’s Knowledge, threatened investigation or inquiry by any Governmental Body related to, or are subject to any remedial obligations under, any Applicable Environmental Laws.

(b) Without in any way limiting the generality of Section 3.13(b) above, except as disclosed on Schedule 3.14(b) hereto, the Company, taken as a whole, is currently not in violation of any Order, license, rule or Applicable Environmental Laws and is not required to obtain any permits, licenses or authorizations (other than the Licenses) to construct, occupy, operate or use any portion of the Property as it is now being used by reason of any Applicable Environmental Laws.

(c) Except as disclosed on Schedule 3.14(c) hereto, to the Company’s Knowledge, no prior use of any of the Property by the Company has occurred which violates any Applicable Environmental Laws in any material respect. The Company has not at any time “treated”, “disposed of”, “generated”, “stored” or “released” any “hazardous substances”, which, for purposes of this Section 3.14 are defined as each term is defined under the Applicable Environmental Laws, or arranged for such activities, in, on or under any of the Assets or any parcel of land, whether or not owned, occupied or leased by Company in material violation of any Applicable Environmental Law, except to the extent customary and in the ordinary course of a water supply company’s business.

(d) There has been no litigation brought or, to the Company’s Knowledge, threatened nor any settlement reached by or with any parties alleging the presence, disposal, release, or threatened release, of any toxic or hazardous substance or solid wastes from the use or operation of any of the Property, and, to the Company’s Knowledge, none of the Property is on any federal or state “Superfund” list, or subject to any liens recorded or imposed pursuant to any federal or state “Superfund” laws.

(e) To the Company’s Knowledge, (i) the Property is free from contamination of every kind, including without limitation, groundwater, surface water, soil, sediment and air contamination, and the Property does not contain any hazardous substances, except in each case to the extent that the presence of hazardous substances on such Property does not violate any applicable Environmental Laws; (ii) there have been no releases (i.e., any past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping) or threatened releases of hazardous substances on, upon, into or from the Property, except in accordance with applicable Environmental Laws; (iii) there have been no releases on, upon, from or into the Property, in the vicinity of the Property or, through soil or groundwater contamination, located on such Property except for hazardous substances whose presence on such Property does not violate any applicable Environmental Laws.

(f) The Company will provide CWS with copies of all written environmental audit reports in the Company’s possession or control relating to the compliance of the Company and its business with Applicable Environmental Laws and all written investigation or remediation reports relating to the condition of the Property prepared at any time within the past five (5) years.

3.15 Insurance.

Schedule 3.15 sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’

liability, fiduciary liability and other casualty and property insurance maintained by the Company and relating to the Assets, the Property, and the business, operations, employees, officers and directors of the Company (collectively, the “Insurance Policies”) and true and complete copies of all such Insurance Policies have been, or will be within the time specified in Section 1.6 hereof, made available to CWS. The Insurance Policies are in full force and effect and, subject to renewals of such policies or replacements of such policies with substantially similar policies, shall remain in full force and effect through the Closing Date. Except for workmen’s compensation insurance or as set forth on Schedule 3.15, no such insurance provides for a retroactive premium adjustment or other experienced-based liability on the part of the Company.

3.16 Condition of System.

The Company has provided to CWS a map of the Company’s System, which identifies all water mains used in the System, which description or map is true, complete and correct in all material respects. The System was designed and installed in compliance with good waterworks engineering practice and the applicable rules and regulations of the PURA and the DEEP. The System, taken as a whole, has been adequately maintained and is in good operating condition and repair, ordinary wear and tear excepted, is fit for its intended purpose and conforms to all restrictive covenants, applicable laws, regulations and ordinances relating to its construction, use and operation.

3.17 Tax Matters.

(a) The Company has filed or caused to be filed all Tax Returns that are or were required to be filed by or with respect to the Company pursuant to applicable Laws. All Tax Returns filed by (or that include on a consolidated basis) the Company (and, as to Tax Returns not filed as of the date hereof, but before the Closing only, will be) have been in all respects complete and correct and filed on a timely basis. No claim has ever been made within the current year or any of the immediately preceding five (5) years by a Governmental Body in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company has, within the time and in the manner prescribed by Law, paid all Taxes that are due and payable by it.

(b) The Company has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding and reporting requirements under the Code or Code Sections 1441 through 1464, 3401 through 3406, 6041 and 6049 and similar provisions under any other applicable Laws) and has, within the times and in the manner prescribed by applicable Laws, withheld from employee wages and paid over to proper Governmental Bodies all amounts required to be so withheld and paid.

(c) Except as set forth on Schedule 3.17(c) hereto, no Tax Return of the Company is under audit or examination by any Taxing Authority, and no written or unwritten notice of such an audit or examination has been received by the Company in the current year or any of the immediately preceding five (5) years and, the Company has no Knowledge of any threatened audits, investigations, or claims for or relating to Taxes, and there are no matters under discussion with any Taxing Authority with respect to Taxes. Except as set forth on Schedule 3.17(c) hereto, no issues relating to Taxes were raised in writing by the relevant Taxing Authority during any presently pending audit or examination, and no issues relating to Taxes were raised in writing by the relevant Taxing Authority in any completed audit or examination that can reasonably be expected to recur in a later taxable period. Schedule 3.17(c) lists, and the Company has delivered or will deliver to CWS copies of, all examiner’s or auditor’s reports, notices of proposed adjustments, or similar communications received by the Company from any Taxing Authority since December 31, 2008. The U.S. income tax returns of the Company have been examined by and settled with the IRS for all years, or all years are otherwise closed, through the taxable year ended December 31, 2011.

(d) The charges, accruals, and reserves with respect to Taxes on the books of the Company are adequate to pay all Taxes not yet due and payable and have been determined in accordance with GAAP. No differences exist between the amounts of the book basis and the Tax basis of assets (net of liabilities) that are not accounted for on any accrual on the books of the Company for federal income tax purposes. There exists no proposed assessment of Taxes against the Company except as disclosed on Schedule 3.17(d) hereto. No encumbrances for Taxes exist with respect to any assets or properties of the Company, except for statutory liens for Taxes not yet due.

(e) Schedule 3.17(e) lists any Tax-sharing agreement, Tax-allocation agreement, Tax-indemnity obligation, or similar written or unwritten agreement, arrangement, understanding, or practice with respect to Taxes (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any Taxing Authority) to which the Company is a party or by which the Company is bound, and the Company has delivered to CWS copies of all such written agreements.

(f) The Company has not requested any extension of time within which to file any Tax Return, which Tax Return is not yet required to be filed or has not since been filed. The Company has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns. No power of attorney currently in force has been granted by the Company concerning any Taxes or Tax Return. The Company has not received or been the subject of a Tax Ruling or a request for Tax Ruling and has not entered into a Closing Agreement with any Governmental Body that would have a continuing effect after the Closing Date. “Tax Ruling” means a written ruling of a Governmental Body relating to Taxes. “Closing Agreement” means a written and legally binding agreement with a Governmental Body relating to Taxes. The Company has not made, within the five preceding taxable years, a disclosure on a Tax Return pursuant to Section 6662(d)(2)(B)(ii) of the Code.

(g) Schedule 3.17(g) lists, and the Company has provided to CWS, complete and correct copies of, all memoranda (but excluding email) and opinions of counsel, whether inside or outside counsel, and all memoranda (but excluding email) and opinions of accountants or other tax advisors, which have been received within the past five (5) years by the Company with respect to Taxes.

(h) The Company is not required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company, and the IRS has not proposed any such change in accounting method.

(i) Schedule 3.17(i) lists (i) the amount of the Company’s federal and state net operating loss carryovers available to offset income and the dates on which they arose and (ii) the amount of the Company’s Tax credit carryovers available to offset future Tax liabilities, the nature of those Tax credits and the years in which they arose. The Company has not undergone an ownership change (within the meaning of Section 382(g)(1) of the Code).

(j) No election under Section 338 of the Code has been made by or with respect to the Company or any of its assets or properties. The Company has not engaged in any transactions with Affiliates that would require the recognition of income by the Company with respect to such transaction for any period ending on or after the Closing Date.

(k) Except as set forth on Schedule 3.17(k) hereto, no transfer Taxes or other similar Taxes will be imposed due to the Merger or any other transaction contemplated by this Agreement. The Company has not taken any action, nor to the Knowledge of the Company is there any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) The disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company under any Company contract, Company Benefit Plan, program, arrangement, or understanding currently in effect. The Company is not a party to any contract that could result separately or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code.

(m) The Company (i) has not been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income Tax Return and (ii) has no liability for the Taxes of any Person (other than the Company) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(n) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, or (ii) prepaid amount received on or prior to the Closing Date. The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

(o) Schedule 3.17(o) lists all Tax grants, abatements, or incentives granted or made available by any Governmental Body for the benefit of the Company, and, to the Knowledge of the Company, any conditions relating to the continued availability of such Tax grants, abatements, or incentives to the Company, or, to the Knowledge of the Company, events or circumstances which could impair the ability of CWS or the Company to utilize such Tax grants, abatements, or incentives following the Closing Date.

(p) The Company has not participated in, or is currently participating in, a “Listed Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or similar transaction under any corresponding or similar applicable Law.

3.18 Employees.

Schedule 3.18 contains a true and complete list of all present full- and part-time employees of the Company and dates of employment of such employees and a list of all written or oral employment contracts (including severance arrangements or any other arrangements under which the employees will be entitled to receive payment, or accelerate any payment due from the Company, as a result of the transactions contemplated by this Agreement). Except as set forth on Schedule 3.18, the Company has no Liability to any director, officer, employee or to any Governmental Body or any other person for any damages, wages, bonus, salary, commission, deferred compensation, vacation pay, health or hospital insurance, claim for indemnification, worker’s compensation benefits or unemployment insurance premium with respect to any employee, except for the last pay period or any portion thereof. None of the employees of the Company is represented by any labor union or labor organization. During the past three (3) years, there has not been any existing or, to the Company’s Knowledge, threatened labor grievance or work stoppage by employees or any investigation or proceeding of any kind pending or, to the Company’s Knowledge, threatened by any employee, and, to the Knowledge of the Company, there exists no set of facts which would give rise to any of the foregoing. There are no unfair labor practices or discrimination or sexual harassment charges pending or, to the Company’s Knowledge, threatened with respect to the Company or any employee.

3.19 Related Party Transactions.

Except as set forth on Schedules 3.18 or 3.19 hereto, (a) no stockholder, officer, director, or Affiliate of the Company has any interest in (i) any contract with the Company, (ii) any loan or contract for or relating to any indebtedness with the Company (as a lender, guarantor or otherwise), or (iii) any property (real, personal or mixed), tangible or intangible, used by the Company, and (b) no stockholder, officer, director or Affiliate of the Company is the direct or indirect owner, of record or as a beneficial owner, of an equity interest or any other financial or profit interest in any person that is a present competitor, supplier, or lessor of the Company (other than non-affiliated holdings in publicly held companies).

3.20 Employee Benefit Plans.

(a) Except as required under this Agreement or required by applicable Law, since December 31, 2014, there has not been:

(i) any adoption or material amendment by the Company of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, restricted stock, phantom stock, stock appreciation right, retirement, vacation, severance, disability, death benefit, hospitalization, group or individual medical, dental, life insurance, worker’s compensation, supplementary unemployment benefits, or other plan, arrangement, or understanding (whether or not legally binding) or any employment agreement providing compensation or benefits to any current or former employee, officer, director, or independent contractor of the Company or any beneficiary thereof or sponsored, entered into, maintained, or contributed to, as the case may be, by the Company or with respect to which the Company or any ERISA Affiliate otherwise has any liabilities or obligations (collectively, “Company Benefit Plans”), or

(ii) any adoption of, or amendment to, or change in employee participation or coverage under, any Company Benefit Plans which would materially increase the expense of maintaining such Company Benefit Plans above the level of the expense incurred in respect thereof for the fiscal year that ended on December 31, 2014.

Without limiting the generality of the foregoing, the term “Company Benefit Plans” includes all employee welfare benefit plans within the meaning of Section 3(1) of ERISA, all employee pension benefit plans within the meaning of Section 3(2) of ERISA, and all other employee benefit, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control, and fringe benefit plans, programs, or agreements. Except as set forth on Schedule 3.20(a) hereto, neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated herein will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director, or independent contractor of the Company, or restrict or prohibit the Company from amending or terminating any Company Benefit Plan, and all Company Benefit Plans permit assumption by CWS upon consummation of the transaction contemplated herein without the consent of any participant.

(b) Schedule 3.20(b) includes a complete and correct list of all Company Benefit Plans.

(c) With respect to each Company Benefit Plan, the Company has delivered or will deliver in accordance with Section 1.6 hereof to CWS a true, correct and complete copy of: (i) each writing (or a written description of all material terms of such Company Benefit Plan if not in writing) constituting a part of such Company Benefit Plan, including all plan documents (and amendments thereto), benefit schedules, trust agreements, insurance contracts, administrator or service agreements, and other funding arrangements; (ii) the three most recent annual reports (Form 5500 Series) and accompanying schedule(s), if any; (iii) the current summary plan description, summaries of material modifications, employee handbooks and any other written communications (or a description of any oral communications), if any; (iv) the three most recent annual financial reports and related accountant’s opinions, if any; (v) the three most recent actuarial reports, if any; (vi) any correspondence with the IRS, DOL, or the PBGC regarding any Company Benefit Plan; (vii) any discrimination and top-heavy tests for each Company Benefit Plan performed under the Code for the three most recent Plan years; and (viii) the most recent determination letter from the IRS (and a copy of any pending application for a determination letter and any related correspondence from the IRS, if any) and any governmental advisory opinions, rulings, compliance statements, closing agreements, or similar materials specific to such Company Benefit Plan, and pending requests relating to any of the foregoing; (ix) any filings under any amnesty, voluntary compliance, self-correction or similar program sponsored by any governmental agency if any; and (x) any written policies or procedures used in the administration of any Company Benefit Plan. Except as specifically provided in the foregoing documents delivered to CWS, there are no amendments to any Company Benefit Plan or any new Company Benefit Plan that have been adopted or approved, nor has the Company undertaken to make any such amendments or adopt or approve any new Company Benefit Plan. No communication, report, or disclosure with respect to any Company Benefit Plan has been made by the Company which, at the time made, did not accurately reflect the material terms and operations of any Company Benefit Plan.

(d) Schedule 3.20(d) identifies each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Company Benefit Plans”). The IRS has issued a favorable and currently effective determination letter, or with respect to a prototype plan, an opinion letter (determined in accordance with currently applicable guidance issued by the IRS) with respect to each Qualified Company Benefit Plan that has not been revoked, and, to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that could adversely affect the qualified status of any Qualified Company Benefit Plan or the tax exempt status of any related trust. No Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) All contributions required to be made to any Company Benefit Plan by applicable legal requirements or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or (in accordance with the Code and ERISA), to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements of the Company.

(f) All Company Benefit Plans have complied and currently comply, and have been administered, in form and operation, in all material respects in accordance with their terms and with all applicable legal requirements (whether as a matter of substantive law or as necessary to secure their intended tax treatment), including the Affordable Care Act, ERISA, and the Code and, in the case of a Company Benefit Plan that is an employee pension benefit plan, the requirements of Sections 401(a) and 501(a) of the Code, and, to the Company’s Knowledge, no event has occurred that will or could cause any such Company Benefit Plan to fail to comply with such requirements or which requires or could require action under the compliance resolution programs of the IRS to preserve the qualification of any such Company Benefit Plan, and no notice has been issued by the IRS, DOL, or any other governmental agency questioning or challenging such compliance. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Company Benefit Plan or the imposition of any encumbrance on the assets of the Company under ERISA or the Code. No non-exempt prohibited transaction under Section 4975 of the Code or Section 406 of ERISA has occurred with respect to any Company Benefit Plan. No violation of Section 4976 of the Code has occurred with respect to any Company Benefit Plan. All Company Benefit Plans have complied and currently comply with all of the reporting and disclosure requirements imposed by applicable legal requirements, including ERISA and the Code. The Company has not attempted to maintain the grandfathered health plan status of any Company Benefit Plan under the Affordable Care Act.

(g) Each Company Benefit Plan that constitutes a “group health plan” (as defined in Section 607(i) of ERISA or Code Section 4980B(g)(2)), has been operated in compliance with applicable legal requirements, including the continuation coverage requirements of Section 4980B of the Code and section 601 of ERISA and the portability and nondiscrimination requirements of Code Sections 9801 and 9802 and Sections 701-707 of ERISA, to the extent such requirements are applicable.

(h) None of the Company Benefit Plans is subject to Title IV of ERISA or the requirements of Section 412 and 4971 of the Code or Section 302 of ERISA.

(i) Except as set forth on Schedule 3.20(i) hereto, No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or Section 413(c) of the Code (a “Multiple Employer Plan”).

(j) The Company has not or at any time within the previous three years contributed to, sponsored or maintained any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(k) There does not now exist, nor do any circumstances exist that could result in, any controlled group liability under ERISA and the Code that would be a liability of the Company following the Closing. The Company has not engaged in any transaction described in Section 4069 or Section 4204 of ERISA or become subject to any liability under Sections 4062(e), 4063 or 4064 of ERISA.

(l) Except as set forth on Schedule 3.20(l) hereto, the Company has no liability for life, health, medical, or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or part 6 of title I of ERISA and at no expense to the Company. Except as disclosed in Schedule 3.20(l), any Company Benefit Plan which provides welfare benefits including, without limitation, medical benefits, to retirees may be amended or terminated at will and no restriction exists which would prohibit the amendment or termination of any such Company Benefit Plan.

(m) There are no pending or, to the Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits, proceedings, investigations, or arbitrations which have been asserted or instituted against the Company Benefit Plans, any fiduciaries or service providers thereof with respect to their duties to the Company Benefit Plans, or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of the Company to participants, the PBGC, the Department of the Treasury, the DOL, any Multiemployer Plan, or any other person, and, to the Company’s Knowledge, there is no basis for any such claims, lawsuits, proceedings, investigations, or arbitrations.

(n) Except as provided on Schedule 3.20(n) hereto, the Company has not extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

(o) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, and the Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no tax or additional tax under Section 409A(a)(1) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Benefit Plan. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred under Section 409A of the Code.

(p) The Company has not used the services of workers provided by third-party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors, to an extent that would reasonably be expected to result in the disqualification of any of the Company Benefit Plans or the imposition of penalties or excise taxes with respect to any of the Company Benefit Plans by the IRS, the DOL, or the PBGC.

(q) Each Company Benefit Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may be imposed by applicable Law, and without penalty or cost (other than routine administrative costs).

3.21 Product Liability.

There is no pending or, to the Knowledge of the Company, threatened in writing, action, suit, proceeding, investigation or arbitration (a) with respect to any product Liability or similar claim that relates to any product or service sold by the Company to others or (b) with respect to any claim for the breach of any express or implied product warranty or a similar claim with respect to any product or service sold by the Company to other Persons.

3.22 Corporate Records.

(a) The stock registers delivered at the Closing, and the minutes of all directors’ and stockholders’ meetings heretofore made available to CWS, constitute all of the transfer books and minute books of the Company and are true, complete and accurate records in all material respects of all material proceedings of the stockholders and directors of the Company, and the issuance and record ownership of all shares of capital stock of the Company. At the Closing, all of the stock registers and minute books shall be in the possession of the Company.

(b) The accounting books and records of Company for the past seven (7) years are in all material respects true, correct and complete, and have been maintained in accordance with good business practices. During such seven (7) year period, the Company has not engaged in any material transaction, maintained any bank account, or used any of its funds in the conduct of the Company’s business except for transactions, bank accounts and funds that have been and are reflected in the books and records of the Company.

3.23 Bank Accounts and/or Credit.

Schedule 3.23 sets forth a true, correct and complete list of all financial institutions or vendors in which an account is maintained by, or loans, lines of credit or other credit commitments have been secured by or for, the Company, together with the names of all persons authorized to draw thereon. Except as disclosed on Schedule 3.23, the Company does not have any loan or other agreements for the borrowing of money and none of the loans or lines of credit impose any prepayment restrictions. Except as set forth on Schedule 3.23, there are no loans or other agreements of the Company which upon conversion of the Company Common Stock as contemplated by this Agreement will accelerate to maturity, increase the rate or charges or otherwise change their terms or provisions.

3.24 Investigation.

Any investigation or examination of the business, property or operations of the Company by CWS shall not affect any material representations and warranties of the Company contained herein or the Schedules attached hereto. The representations and warranties of the Company expressly set forth in this Agreement constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated by this Agreement, and any other representations and warranties of any kind or nature express or implied are explicitly disclaimed by the Company. In entering into this Agreement, the Company has relied upon its own investigation and analysis of CWS and NewCo, and the Company has not relied on any statement, representation, assurance or warranty other than the representations and warranties of CWS and NewCo expressly set forth in this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF CWS AND NEWCO

Each of CWS and NewCo hereby represents and warrants to the Company as follows:

4.1 Organization and Good Standing.

Each of CWS and NewCo is a corporation duly organized and validly existing under the laws of the State of Connecticut. Each of CWS and NewCo has all requisite corporate power and authority and all necessary licenses and permits to carry on its business as it is now being conducted. NewCo was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Each of CWS and NewCo possesses full legal and other capacity to enter into and carry out the provisions of the Agreement.

4.2 Authority Relative to this Agreement.

Each of CWS and NewCo has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by each of CWS and NewCo has been duly and validly authorized by all requisite action on the part of CWS and NewCo. No approval or other action is required in order to authorize CWS or NewCo to consummate the transactions contemplated by this Agreement except for (a) SEC action to declare effective the Registration Statement contemplated by Section 5.7 hereof and (b) NASDAQ action to approve the listing of shares of CWS Common Stock contemplated by Section 5.16 hereof. Without limiting the foregoing, no approval of the holders of CWS Common Stock is required in connection with the execution of this Agreement or the performance by CWS of its obligations hereunder (including, without limitation, the payment of the Merger Consideration) under the organizational documents of CWS, the rules and regulations of the NASDAQ, or otherwise. This Agreement has been duly executed and delivered by each of CWS and NewCo and constitutes a valid and legally binding obligation of each of CWS and NewCo, enforceable in accordance with its terms.

4.3 Absence of Defaults.

The execution and delivery of this Agreement does not and the consummation of the transactions contemplated hereby will not (a) violate any provision of the certificate of incorporation or bylaws of CWS or NewCo; (b) violate, conflict with or result in the breach or termination of, or constitute a default under the terms of, any agreement or instrument to which either CWS or NewCo is a party or by which it or any of its assets may be bound; (c) violate any Order, License, permit, or award against, or binding upon, CWS or NewCo; or (d) constitute a violation by CWS or NewCo of any Law or regulation of any jurisdiction as such Law or regulation relates to CWS or NewCo. CWS or NewCo has obtained or will obtain prior to Closing all material consents, releases or waivers from Governmental Bodies and third parties which may be necessary to prevent the execution of this Agreement or the consummation of the transactions contemplated herein from resulting in any violation, breach, default or other event referred to in this Section 4.3.

4.4 No Brokers.

All negotiations relative to this Agreement have been carried on by CWS and NewCo directly with Company without the intervention of any Person as a result of any act of CWS or NewCo in such manner as to give rise to any valid claim against any of the Parties hereto for a brokerage commission, finder’s fee or other like payment.

4.5 CWS Common Stock; Capitalization

(a) The shares of CWS Common Stock to be delivered to the Company’s stockholders pursuant to Section 2.2 will be: (i) duly authorized, validly issued, fully paid, nonassessable; (ii) free and clear of any preemptive rights, liens, encumbrances, security interests, rights and restrictions of any nature and (iii) issued in a transaction duly registered pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, in form and substance reasonably acceptable to the Company; (iv) listed for trading on the NASDAQ and (v) duly registered or qualified pursuant to applicable state blue sky laws, if any.

(b) The authorized capital stock of CWS consists of: (i) 25,000,000 shares of CWS Common Stock, no par value; (ii) 15,000 shares of Cumulative Series A Voting Preferred Stock, par value $20.00 per share; (iii) 50,000 shares of Cumulative Series $.90 Non-Voting Preferred Stock, par value $16.00 per share; (iv) 400,000 shares of Cumulative Preferred Stock, par value $25.00 per share; and (v) 1,000,000 shares of $1 Preference Stock, par value $1.00 per share (including 150,000 of such shares designated as “Series A Junior Participating Preference Stock”) (collectively, the “CWS Preferred Stock” and together with the CWS Common Stock, the “CWS Stock”). As of the date of this Agreement, there were (i) 10,990,689 shares of CWS Common Stock validly issued and outstanding, fully paid and non-assessable; (iii) 44,499 shares of CWS Preferred Stock validly issued and outstanding, fully paid and non-assessable; and (iv) no shares of CWS Stock held by CWS as treasury stock. Neither CWS nor any of its subsidiaries has or is bound by any rights or other arrangements of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on, any capital stock of CWS, or any other security of CWS or a subsidiary of CWS or any securities representing the right to vote, purchase or otherwise receive any capital stock of CWS or a subsidiary of CWS or any other security of CWS or any subsidiary of CWS, except for shares of CWS Common Stock underlying employee stock options granted pursuant to benefit plans maintained by CWS and except as otherwise disclosed in the SEC Filings (as defined below).

4.6 SEC Filings.

(a) CWS has filed or furnished, as applicable, with the SEC all reports, proxy statements, registration statements, forms and other documents required to be filed or furnished by it since December 31, 2014 (collectively, including any amendments, supplements, exhibits and schedules thereto and all documents incorporated by reference therein, and those documents the Company files or furnishes after the date hereof, the “SEC Filings”). As of their respective dates, none of the SEC Filings contained or, if not yet filed or furnished, none of the SEC filings will contain, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. CWS has filed all material contracts, agreements and other documents or instruments required to be filed as exhibits to the SEC Filings. As of the date hereof, there are no outstanding comments from or unresolved issued raised by the SEC with respect to any of the SEC Filings.

(b) The financial statements of CWS and its consolidated subsidiaries included or incorporated by reference in the SEC Filings (including the related notes and schedules, the “CWS Financial Statements”) have been prepared from, and are in accordance with, the books and records of CWS and its subsidiaries. The CWS Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated assets, liabilities and financial position of CWS and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments). The books and records of CWS and its subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal or accounting requirements and reflect only actual transactions.

(c) CWS and its subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. CWS has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to it and its subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Section 302 and 906 of the Sarbanes-Oxley Act. CWS’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and such assessment concluded that such controls were effective. It has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and to the Company, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

4.7 Company Common Stock.

CWS is not the record or beneficial owner of any shares of Company Common Stock.

4.8 Litigation.

Except as disclosed in the SEC Filings, there is no suit, action, investigation or proceeding pending or, to CWS’ knowledge threatened, against or affecting CWS or any of its subsidiaries: (a) that involves a Governmental Body, including any federal or state regulator with the statutory authority to regulate CWS, or (b) that, individually or in the aggregate, is (i) material to CWS and its subsidiaries, taken as a whole, or reasonably likely to result in a restriction on its or any of its subsidiaries’ businesses, or (ii) reasonably likely to prevent or delay CWS from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

4.9 Investigation.

Any investigation or examination of the business, property or operations of CWS and NewCo by the Company shall not affect any material representations and warranties of CWS and NewCo contained herein or the Schedules attached hereto. The representations and warranties of CWS and NewCo expressly set forth in this Agreement constitute the sole and exclusive representations and warranties of CWS and NewCo in connection with the transactions contemplated by this Agreement, and any other representations and warranties of any kind or nature express or implied are explicitly disclaimed by CWS and NewCo. In entering into this Agreement, CWS and NewCo have relied upon their own investigation and analysis of the business, property or operations of the Company, and CWS and NewCo have not relied on any statement, representation, assurance or warranty other than the representations and warranties of the Company expressly set forth in this Agreement.

5. CONDUCT OF THE PARTIES PENDING THE CLOSING DATE AND OTHER AGREEMENTS OF THE PARTIES

5.1 Approvals and Consents; Applications; Easement Matters.

(a) Approvals and Consents. The Company, CWS and NewCo will each use commercially reasonable efforts, at their own expense, to secure transfer of licenses, permits, and other applicable legal or governmental authorizations as such may be required, and the approval of the transactions contemplated by this Agreement by the PURA, the MPUC and all other parties whose consent is required by applicable Law or under the terms of any indenture, contract or agreement to which the Company, CWS or NewCo is a party and to comply promptly with and, when appropriate, to respond in cooperation with each other to, all requests or requirements which applicable Law or Governmental Bodies may impose on them with respect to the transactions which are the subject of this Agreement; provided however, that nothing in this Section 5.1 shall require CWS, NewCo or the Company to sell, hold, separate or otherwise dispose of or take any action or suffer an event to exist if such sale, holding, separation, disposition, action or event would reasonably be expected to have a material financial impact on CWS, NewCo or the Company, that is not reasonably acceptable to CWS, NewCo or the Company, as the case may be.

(b) Applications. The Company, CWS and NewCo shall jointly file an application with PURA, and CWS and NewCo shall jointly file a petition with the MPUC, for approval of the transactions contemplated by this Agreement as soon as practical, but, in either case, in no event later than thirty (30) days following the later of: (i) the date of receipt of notification by the Town of Southbury that it will not exercise its Section 15 Rights, or, if no notification is received, ninety (90) days following the date of delivery of the Section 15 Rights Notice in accordance with Section 5.21 hereof; or (ii) the termination of the Inspection Period in accordance with Section 1.7 hereof.

(c) Easement Matters.

(i) Prior to the Effective Time, the Company, and following the Effective Time, the Heritage Stockholders, shall use their respective commercially reasonable efforts to cause each HDGI Affiliate, to support the efforts of the Company and CWS to obtain or renew any federal, state or municipal land use or environmental Licenses or other permits or easements necessary for the Company’s operation of the water and wastewater facilities comprising the System, but only to the extent such Licenses or other permits affects the real property owned by, or such easements are granted by, any HGDI Affiliate.

(ii) Following the Effective Time, in the event that the Company determines in its reasonable discretion that the easements granted by any HDGI Affiliate related to the Company’s public water supply or sanitary wells (the “Well Easements”) must be modified in order for the Company to conduct its business (including, but not limited to, any case where relocation of one or more of the Company’s public water supply or sanitary wells becomes necessary due to diminished capacity or other failure), the Company and the Heritage Stockholders shall cause each such Affiliate to agree to modify the Well Easements, as reasonably requested by the Company or as may otherwise be required by the DPH to maintain compliance with section 19-13-B51d of the Regulations of Connecticut State Agencies.

(iii) Following the execution and delivery of this Agreement, CWS shall review the Well Easements and the Company’s other easements as part of its due diligence described in Section 1.6 hereof. If reasonably requested by CWS prior to the Closing, the Company shall cause any HDGI Affiliate to obtain, acquire or modify any of the Well Easements (by filing amendments in the relevant land records) to reflect the ongoing rights of the Company described in Section 5.1(c)(ii) above or to obtain, acquire or modify relevant easements, to the extent granted by any HDGI Affiliate, as necessary for the Company’s operation of the water and wastewater facilities comprising the System.

(iv) CWS shall be responsible for all reasonable costs and expenses incurred by each HDGI Affiliate associated with complying with this Section 5.1(c).

5.2 Conduct of the Company’s Business.

(a) Until the Closing Date, the Company will conduct its business and affairs only in the ordinary course and so that the representations and warranties contained in Section 3 hereof will be true and correct in all material respects at and as of the Closing Date (except as to representations and warranties that refer to a specified earlier date), except for changes specifically permitted or contemplated by this Agreement, or as set forth on Schedule 5.2(a) hereof, and so that the conditions to be satisfied by the Company on or prior to the Closing Date shall then have been satisfied. The Company will use commercially reasonable efforts to maintain and preserve its business and operations, and to preserve its relationships with persons or entities having business relations with the Company.

(b) Without limiting the generality of the foregoing, except as set forth on Schedule 5.2(a) hereof, pending the Closing Date, without the prior written consent of CWS (including by electronic mail), which consent shall not be unreasonably withheld:

(i) The Company will not (X) amend its Certificate of Incorporation or Bylaws; or (Y) change the composition of the Company Board, except as specifically provided in Section 5.25 hereof.

(ii) The Company will not dispose of any of the Assets having a value of $5,000 or more, or dispose of Assets having in the aggregate a value of $30,000 or more, except for the sale of water in the ordinary course of business.

(iii) Except for normal expenses incurred in the ordinary course of business, the Company will not incur any additional liabilities in an aggregate amount of $40,000 or more, whether for borrowed money or otherwise, or encumber any of the Assets, except for borrowing in the ordinary course of business, not to exceed $100,000 at any one time outstanding, under the Company’s existing credit facilities or agreements.

(iv) The Company will not by any means, make any acquisition of, or investment in, assets (other than in the ordinary course of business and consistent with past practice) or capital stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) of any other Person in any transaction or any series of transactions (whether or not related).

(v) The Company will not take any action that would reasonably be expected to adversely affect its ability to consummate the transactions contemplated hereby.

(vi) The Company will not fail to maintain in force all existing liability insurance policies and fidelity bonds relating to the System or the Assets, or policies or bonds providing substantially the same coverage.

(vii) The Company will not fail to advise CWS in writing of any material adverse effect or of any event, occurrence or circumstance which is likely to cause a material adverse effect on any of the Assets or liabilities (whether absolute, accrued, contingent or otherwise) or operations of the Company, taken as a whole.

(viii) The Company will not fail to maintain the Assets in good condition, reasonable wear and tear and damage by unavoidable casualty excepted.

(ix) The Company shall not enter into any new leases or contracts or material modifications or renewals of any existing leases or contracts that would impose any aggregate obligations on the Company or CWS or on any of the Assets in excess of $40,000.

(x) The Company shall not, in a manner unfavorable to the Company, (A) make any material alterations or additions to the Assets, except as may be required by law or as may reasonably be required for the prudent repair and maintenance of the Assets, (B) change or attempt to change (or consent to any change in) the zoning or other legal requirements applicable to the Property, or (C) cancel, amend or modify in any material respect any material easement, License, permit or other rights held by the Company.

(xi) The Company shall not (A) take any of the actions described in Section 3.20(a); (B) amend any of the Company Benefit Plans listed on Schedule 3.20(b) hereto; (C) enter into or amend any employment, severance, retention, consulting or special pay arrangements with any Person; or (D) increase the compensation payable to any of its directors, officers or employees.

(xii) The Company shall not (A) issue, sell or otherwise dispose of or agree to issue, sell or otherwise dispose of, any shares of its capital stock, or any other security convertible into or exchangeable for shares of its capital stock; (B) acquire or agree to acquire (through redemption, repurchase or otherwise) any of its shares of capital stock; or (C) authorize, grant or agree to grant any options, warrants or other rights to acquire any of its shares of capital stock, or any other security convertible into or exchangeable for shares of capital stock of the Company; or (D) reclassify, split up or otherwise change any of its capital stock.

(xiii) The Company shall not declare or pay any other dividends or make any other distributions in respect of any of the shares of its capital stock, except for (A) dividend payments not to exceed a total of Three Hundred Thousand Dollars ($300,000), and (B) if the Closing has not occurred prior to December 31, 2016, other dividends or distributions in the amount of fifty percent (50%) of the net income of the Company for any periods subsequent to December 31, 2016.

(xiv) The Company shall not (A) change (x) its methods of accounting, except as required by GAAP or (y) its fiscal year, (B) settle or compromise any Tax Liability or refund claim, or (C) make any Tax election inconsistent with prior practice or, if no comparable Tax election has previously been made, which would increase the current or future Tax Liability of the Company.

(xv) The Company shall not (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization of the Company, or (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, other than in the ordinary course of business and consistent with past practice.

(xvi) The Company shall not make, propose or agree to any change in its rates, charges, standards of service or accounting from those in effect on the date of this Agreement.

(xvii) The Company shall not authorize, or commit or agree to do anything prohibited by the foregoing.

5.3 Information and Access

The Company will give to CWS, NewCo and their respective Representatives reasonable access at such times and locations as are mutually agreed upon by the Parties to all the Assets, and to the books, contracts, documents, records, and files of the Company, and will furnish to CWS or NewCo copies of documents, records and financial information with respect to the Company’s business as CWS or NewCo may reasonably request. Said access shall specifically include access to (i) all personnel records of the Company (to the extent permitted by applicable Law); (ii) all contracts and agreements referred to in Section 3.9 hereof; (iii) all files and records described in Section 3.2(a)(ii); and (iv) the System. Any such access shall be conducted (a) under the supervision of the Company’s personnel, (b) subject to all of the standard protocols and procedures of the Company, including the requirement that visitors be escorted at all times, (c) subject to any additional procedures required by any landlord, if applicable and (d) in such a manner as does not unreasonably interfere with the normal operations of the Company. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require the Company to disclose information subject to attorney-client privilege or attorney work-product privilege, conflict with any third-party confidentiality obligations to which the Company is bound, or violate any applicable Law.

5.4 Lawsuits

The Company shall notify CWS promptly if it becomes aware of any lawsuit, claim, proceeding or investigation that may be threatened, brought, asserted or commenced against the Company (a) involving the transaction contemplated by this Agreement or (b) which would reasonably be expected to have a Company Material Adverse Effect.

5.5 Compliance with Laws.

From the date hereof until the Closing Date, the Company shall use its commercially reasonable efforts to remain in compliance with all Laws applicable to the Company and any of its operations or Assets.

5.6 Company Stockholder Meeting.

(a) Subject to the terms set forth in this Agreement, the Company shall use its reasonable best efforts to duly call, give notice of, convene and hold the Company Stockholders Meeting as soon as reasonably practicable after the date of this Agreement (but in any event, not later than forty-five (45) days after the date the Registration Statement is declared effective by the SEC), and, in connection therewith, the Company shall mail the Statement/Prospectus (as defined below) to the holders of Company Common Stock as of the record date for such meeting in advance of such meeting in the manner prescribed by applicable Law. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 5.10(b) hereof, the Statement/Prospectus shall include the Company Board Recommendation.

(b) Subject to Section 5.10 hereof, the Company shall use reasonable best efforts to: (i) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the

Merger; and (ii) take all other actions necessary or advisable to secure the Requisite Company Vote required by applicable Law. The Company shall keep CWS updated with respect to proxy solicitation results as requested by CWS. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of CWS, other than (A) in order to obtain a quorum of its stockholders or (B) as reasonably determined by the Company to comply with applicable Law, including without limitation in order to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure as contemplated by the last sentence of Section 5.7(a) hereof, or (C) if the Company has delivered the notice contemplated by Section 5.10(d) hereof during the Notice Period. Notwithstanding anything contained herein to the contrary, the Company shall not be required to hold the Company Stockholders Meeting if this Agreement is terminated before such meeting is held.

5.7 Statement/Prospectus

(a) In connection with the registration statement (the “Registration Statement”) covering the shares of CWS Common Stock to be received by the Company’s stockholders in the Merger to be filed with the SEC under the Securities Act and the Company’s proxy or information statement and CWS’ prospectus contained in the Registration Statement (together, the “Statement/Prospectus”) to be sent to the holders of Company Common Stock for purposes of the Company Stockholders Meeting, the Company shall furnish CWS all information relating to the Company as is necessary to enable CWS to comply in all material respects with the requirements of federal securities laws and applicable state Laws. The information provided by the Company expressly for use in the Registration Statement and Statement/Prospectus will not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty in respect of any information contained in such Statement/Prospectus furnished by or pertaining to CWS or its Affiliates. If CWS or the Company become aware of any information that, pursuant to the Securities Act or (to the extent applicable) the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Statement/Prospectus, as the case may be, then such party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in delivering such amendment or supplement to the applicable Company stockholders, in each case as may be necessary to ensure that the Registration Statement and Statement/Prospectus, as so amended or supplemented, will not, on the date of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) CWS will expeditiously prepare and file the Registration Statement with the SEC promptly after the date of this Agreement (but in no event later than three (3) Business Days following the Company’s completion of each of the corporate governance steps described in Section 5.25(b) hereof), and will take all actions required under any applicable federal or state securities Law in connection with the issuance of CWS Common Stock to the Company’s stockholders pursuant to the Merger. Each of CWS and the Company shall use reasonable best efforts to cause the Registration Statement or Statement/Prospectus, as the case may be, to comply in all material respects in form and substance with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff with respect to the Registration Statement or Statement/Prospectus, as the case may be. The Statement/Prospectus and the Registration Statement shall be subject to the approval of the Company prior to its filing with the SEC (such approval not to be unreasonably withheld or delayed). The information provided by CWS contained in the Registration Statement or the Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that CWS makes no representation or warranty in respect of any information contained in the Registration Statement or the Statement/Prospectus furnished by the Company expressly for use therein. CWS also makes no representations or warranties regarding the accuracy or completeness of the Company’s stockholder list which the Company will provide. CWS shall give the Company, its Representatives and counsel a reasonable opportunity to participate in the drafting of the Registration Statement and the Statement/Prospectus and any amendments or supplements thereto and to review the Registration Statement and the Statement/Prospectus prior to it being filed with the SEC, and will incorporate all appropriate comments thereto. No amendment or supplement to the Statement/Prospectus or the Registration Statement will be made by CWS without the approval of the Company (such approval not to be unreasonably withheld or delayed). CWS will advise the Company, promptly after it receives notice thereof, of the time at which the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the CWS Common Stock issuable in connection with the Merger pursuant to this Section 5.7(b) for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. CWS shall consult with the Company prior to responding to any such comments or requests for additional information, and shall provide the Company with copies of all correspondence between CWS and its Representatives on the one hand and the SEC and its staff of the other hand. CWS shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing, and the Company shall thereafter promptly deliver the Statement/Prospectus to the holders of Company Common Stock as of the record date set for the Company Stockholders Meeting. CWS shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Stock as may be reasonably requested in connection with any such action.

5.8 Further Assurances

Upon the terms and subject to the conditions herein provided, each of the Parties hereto agrees to use commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other Party hereto in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, the transactions contemplated by this Agreement, including, but not limited to, (a) the satisfaction of the conditions precedent to the obligations of any of the Parties hereto, and (b) the execution and delivery of such instruments, and the taking of such other actions as the other Party hereto may reasonably require in order to carry out the intent of this Agreement.

5.9 Employee Matters.

(a) From and after the Effective Time and ending on the date which is twelve (12) months from the Effective Time (or if earlier, the date of the employee’s voluntary termination of employment with the Surviving Corporation), CWS shall cause the Surviving Corporation to (i) continue the employment of the Company’s then-current employees and (ii) provide the employees of the Company who remain employed by the Surviving Corporation immediately after the Effective Time (collectively, the “Company Continuing Employees”) with base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits that are, in the aggregate, no less favorable than the base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits provided by the Company to such Company Continuing Employees immediately prior to the Effective Time; provided however, that the Surviving Corporation shall retain the right to terminate the employment of any individual employee of the Company whose performance warrants termination under the Surviving Corporation’s employment policies and procedures.

(b) This Section 5.9 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 5.9, express or implied, shall confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 5.9. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, CWS or any of their respective affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The Parties hereto acknowledge and agree that the terms set forth in this Section 5.9 shall not create any right in any Company Continuing Employee or any other Person to any continued employment with the Surviving Corporation or CWS or compensation or benefits of any nature or kind whatsoever.

(c) Prior to the Effective Time, the Company shall, if requested to do so by CWS at least fourteen (14) days prior to the Closing Date, terminate its defined contribution 401(k) plan. In such event, CWS shall provide, or cause the Surviving Corporation or another affiliate of CWS to provide, that each Continuing Employee who is a participant in the Company’s 401(k) plan be given the opportunity to elect to “roll over” his or her account balance (including any promissory note evidencing an outstanding loan) from the terminated plan to a tax-qualified defined contribution plan maintained by CWS, the Surviving Corporation or another affiliate of CWS.

(d) With respect to matters described in this Section 5.9, the Company will not send any written notices or other written communication materials to Company employees without the prior written consent of CWS, which consent shall not be unreasonably withheld or delayed.

5.10 No Solicitation.

(a) The Company shall not, and shall not authorize or permit its directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that would reasonably be expected to lead to any Takeover Proposal, or, subject to Section 5.10(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, Assets, books or records of the Company or any of its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or (B) approve any transaction under, or any third party becoming an “interested shareholder” under, Section 33-843 of the CBCA, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). Subject to Section 5.10(b), neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to CWS or NewCo, the Company Board Recommendation, or recommend a Takeover Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after the commencement of such offer, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). The Company shall cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company that was furnished by or on behalf of the Company to return or destroy (and confirm destruction of) all such information.

(b) Notwithstanding Section 5.10(a) hereof, prior to the receipt of the Requisite Company Vote, the Company Board, directly or indirectly through any Representative, may, subject to Section 5.10(c) hereof (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith, after consultation with outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to CWS), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Company Board from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934 with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law.

(c) The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 5.10(b) unless the Company shall have delivered to CWS a prior written notice advising CWS that it intends to take such action. The Company shall notify CWS promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, Assets, books or records of the Company by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep CWS fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide CWS with at least forty-eight (48) hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Takeover Proposal. The Company shall promptly provide CWS with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party, and, to the extent such information has not been previously provided to CWS, copies of such information.

(d) Except as specifically permitted by this Section 5.10(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, the Company Board may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement, if: (i) the Company promptly notifies CWS, in writing, at least five (5) Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company shall, and shall use its reasonable best efforts to cause its Representatives to, during the Notice Period, negotiate with CWS in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if CWS, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time the Company notifies CWS of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by CWS during the Notice Period in the terms and conditions of this Agreement.

5.11 Confidentiality; Public Disclosure

(a) Except with respect to the Company’s and CWS’s respective obligations to consult with and notify the Towns in accordance with Section 5.21 and Section 5.25 hereof, CWS, NewCo and the Company agree that they will, and will cause their respective Representatives to, hold in strict confidence, and not to use, any documents, data and information obtained from each other (other than information which is a matter of general public knowledge or which has heretofore been or is hereafter published for public distribution or filed by the applicable party as public information with any Governmental Body other than as a result of a breach of this covenant) and will not, and will ensure that such other persons do not, disclose or use such data and information unless required by legal process or applicable governmental regulations. If this Agreement is terminated for any reason, CWS, NewCo and the Company will not disclose or use such data and information and will promptly return to the other party all tangible evidence (and all copies thereof) of such data and information which said other party has furnished to CWS or the Company, as the case may be.

(b) CWS and the Company shall consult with each other before issuing any press release or otherwise making any public statement or disclosure with respect to the Merger or the terms of this Agreement, except with respect to the Company’s and CWS’s respective obligations to consult with and notify the Towns in accordance with Section 5.21 and Section 5.25 hereof. Each of the Parties to this Agreement agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any of them without the prior consent (which consent shall not be unreasonably withheld) of the Company (in the case of CWS) or CWS (in the case of the Company), except any such release or announcement that is required by applicable Laws or the rules or regulations of any United States or foreign securities exchange.

5.12 Other Requested Information

With reasonable promptness, the Company and its officers, employees, accountants and other agents will deliver to CWS all financial statements and audit reports that became available subsequent to the date hereof and such other information as CWS from time to time may reasonably request.

5.13 Current Information

During the period from the date of this Agreement to the Closing Date, the Company will make available one or more of its designated Representatives to confer on a regular and frequent basis with a Representative of CWS and to report the general status of the ongoing operations of the Company. The Company will promptly notify CWS of any material change in the normal course of business or in the operations or the properties of the Company and of any complaints, investigations or hearings of Governmental Bodies (or communications indicating that the same may be contemplated) and will keep CWS fully informed of such events.

5.14 Notification of Certain Matters

Upon actual notice thereof, the Company shall give prompt notice to CWS of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date, and (b) any material failure of the Company, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the Company hereunder (a “Breach Notice”). Within thirty (30) days of the delivery of any such Breach Notice, CWS shall have the option (in its sole discretion) of either (X) accepting the matter(s) as it then is for all purposes under this Agreement, waiving any additional rights CWS may have arising from the matters set forth in such Breach Notice, and proceeding to carry out the transactions contemplated herein, or (Y) terminating this Agreement in accordance with and subject to Section 8.3(b), whereupon this Agreement shall terminate and CWS and the Company shall have no further obligations or liabilities other than those specified in Section 8.5 of this Agreement, provided however, if CWS fails to provide a termination notice pursuant to Section 8.3(b) within such thirty (30) day period, the breach will be deemed accepted pursuant to clause (X).

5.15 Resignations of Directors and Officers

The Company shall use commercially reasonable efforts to obtain and deliver to CWS prior to the Closing Date (to be effective as of the Effective Time) the resignation of each director and officer of the Company (in their capacities as directors and officers, and not as employees) as CWS shall request in writing not less than five (5) days prior to the Closing Date.

5.16 Listing of CWS Common Stock

CWS shall use commercially reasonable efforts to cause the shares of CWS Common Stock to be issued in the Merger pursuant to this Agreement to be approved for listing (subject to official notice of issuance) on the NASDAQ.

5.17 Payment of Expenses.

Except as otherwise provided herein, each of the Parties hereto shall pay its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

5.18 No Inconsistent Action

Neither the Company nor CWS shall take any action inconsistent with their obligations under this Agreement or which could materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.19 Tax Matters.

(a) Each of CWS, the Company and NewCo shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any action which would prevent the Merger or the exchange of capital stock contemplated by Section 2.2(b) hereof from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. In particular, after the Effective Time of the Merger, CWS shall: (i) continue the Company’s historic business line, or use at least a significant portion of the Company’s historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d) of the U.S. Treasury Regulations; (ii) cause the Company to continue to hold substantially all of its own properties and to hold substantially all of the properties of NewCo (other than CWS Common Stock distributed in the Merger) within the meaning of Reg. §1.368-2(j)(3)(iii) of the U.S. Treasury Regulations for at least one year after the Effective Time, except that the Company may transfer such properties as provided in Reg. §1.368-2(k) of the U.S. Treasury Regulations; and (iii) file or cause the Company to file such information or other Tax Returns, and such statements to Tax Returns, as are required in connection with the consummation of the transactions contemplated by this Agreement under the provisions of Section 368 of the Code and U.S. Treasury Regulations §1.368-3.

(b) On the effective date of the Form S-4 Registration Statement and the Closing Date, the Company, CWS and NewCo shall execute and deliver to Murtha Cullina LLP, legal counsel to CWS, and to Locke Lord (as defined below), legal counsel to the Company, tax representation letters of the Company, CWS and NewCo which are customary in transactions of this type and reasonably satisfactory to such legal counsel. CWS shall use commercially reasonable efforts to cause Murtha Cullina LLP to deliver to it a tax opinion on the effective date of the Form S-4 Registration Statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act and on the Closing Date as referred to in Section 6.12 hereof, and the Company shall use commercially reasonable efforts to cause Locke Lord to deliver to it a tax opinion on the effective date of the Form S-4 Registration Statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act and on the Closing Date as referred to in Section 7.7 hereof. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.19. Each tax representation letter shall be dated on the date of the applicable tax opinion and shall not have been withdrawn or modified in any respect.

5.20 Directors’ and Officers’ Indemnification.

The Company shall, to the fullest extent permitted under applicable Law or under its Certificate of Incorporation or Bylaws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law or under the Surviving Corporation’s certificate of incorporation or bylaws as in effect at the Effective Time, or pursuant to any applicable contract or agreement as in effect on the date hereof, in each case for the period ending six years after the Effective Time, indemnify and hold harmless each present and former director, officer or employee of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement as incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (i) arising out of or pertaining to the transactions contemplated by this Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time; provided, however, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any such claims.

5.21 Town of Southbury.

(a) In accordance with the Town of Southbury’s Section 15 Rights (as defined herein), the Company shall provide notice to the Town of Southbury regarding the terms of this Agreement and the Merger (the “Section 15 Rights Notice”) as soon as practical, but in no event later than fifteen (15) days following the date hereof. CWS and the Company shall consult with each other regarding the Section 15 Rights Notice before providing such notice to the Town of Southbury.

(b) If, prior to the Closing Date and within the time period prescribed by applicable Law, the Town of Southbury has exercised its Section 15 Rights, or notified the Company of the Town’s intention to do so, then the Company shall promptly notify CWS and shall provide CWS with all relevant information concerning such proceedings. In either such event, each of CWS and the Company shall have the right to terminate this Agreement by providing written notice to the Company or CWS, respectively, within sixty (60) calendar days of receipt by CWS from the Company of the notice and the relevant information concerning such proceeding.

5.22 HDGI Easement Matters.

CWS and the Company agree that CWS and an affiliate of the Company, Heritage Development Group, Inc. (“HDGI”), shall draft, review and record easements for HDGI to access (a) the salt storage facility (located adjacent to the Company’s wastewater treatment plant) and (b) the golf course pump house. The Parties agree to use commercially reasonable efforts to complete the easement recording process prior to the Effective Time.

5.23 System Matters.

(a) CWS agrees that following the Closing Date, the Company shall not divert the wastewater effluent from its current location unless directed to do so by a Governmental Body or by a permit and provided that such directed diversion shall be limited to the period from November 16 through March 31 for any given year. An affiliate of the Company, Triangulum Associates LLC (“Triangulum”), shall be an express third party beneficiary of this Section 5.23(a) from and after the Effective Date, entitled to enforce the provision in accordance with its terms.

(b) Following the Closing Date, CWS shall: (i) make available to the System at the metered interconnection at Judd Road in the Town of Middlebury, a quantity of potable water up to 0.5 million gallons per day, consistent with existing Licenses held by the Company; and (ii) file timely applications to renew any required Licenses held by the Company upon such terms and conditions and for such duration as may be necessary to maintain a sufficient supply of water in the System.

5.24 Company Office; Lease Terms.

CWS and the Company agree that the Company’s office shall be relocated after the Closing Date to the space adjacent to the Heritage Village Real Estate office, subject to CWS’s inspection of the premises and confirmation that the premises will meet the needs of the Company’s business following the Closing Date. CWS shall complete its inspection within forty-five (45) days of the date hereof and provide Triangulum, the owner of the premises, with written notice of the results of such inspection. If CWS confirms that the Company’s office will be located adjacent to the Heritage Village Real Estate office, prior to the Closing Date, CWS agrees to use its commercially reasonable efforts to enter into a lease with Triangulum for the Company’s new office location to be effective as of the Closing Date on the following terms: (i) a lease term of two (2) years, (ii) a base rent of $20.00 per square foot, (iii) CAM of $5.00 per square foot and (iv) HVAC and electric of $3.67 per square foot and (v) such other terms as are commercially reasonable and customary for leases of similar space and use in the area.

5.25 Town and Company Governance Matters.

(a) Consultations with the Towns. Immediately after the date of this Agreement, the Company and CWS shall consult with each of the Towns of Southbury, Oxford and Middlebury, Connecticut (together, the “Towns”) to: (i) explain to each of the Towns that such Town has a right to appoint a representative of the Town to sit on the Company Board, pursuant to Section 5 of the Company’s Certificate of Incorporation (each, a “Board Representation Right”); and (ii) to request that the Towns act as provided in the next sentence. The Company shall use its reasonable best efforts to obtain from each of the Towns, as soon as practicable after the date of this Agreement, (i) the agreement of each such Town to exercise its Board Representation Right and the name of such Town’s nominee for service on the Company Board (the “Town Notification”); or (ii) the Board Waiver of each such Town.

(b) Increase in the Size of the Company Board. Promptly after receipt by the Company of the Town Notification from each of the Towns of such Town’s nominee to the Company Board (each such person, a “Town Representative”) or the Town’s Board Waiver thereof, the Company shall:

(i) submit the Town Representatives (and the then-current members of the Company Board, at the Company’s election) as new director nominees for election to the Company Board by the stockholders of the Company, who shall act either (X) at a special meeting of stockholders duly called and held or (Y) by unanimous written consent, in either case, in accordance with the requirements of (x) the CBCA and (y) the Company’s Certificate of Incorporation and the Company’s By-Laws, as applicable. Immediately upon completion of this stockholder action to increase the size of the Company Board, the Company shall notify CWS of such action and the names of the directors that constitute the Company Board after such stockholder action; and

(ii) Not less than five (5) calendar days after the date of the action of the Company’s stockholders described in subsection (b)(i) above, the Company shall cause the Company Board to convene a meeting at which the Company Board shall adopt resolutions to ratify and approve this Agreement, the Merger and the other matters described in Section 3.6(c) hereof, or, at the option of the Company Board, deliver a unanimous written consent adopting the same resolutions, in either case, in accordance with the requirements of (X) the CBCA and (Y) the Company’s Certificate of Incorporation and the Company’s By-Laws, as applicable.

6. CONDITIONS OF CWS’ OBLIGATIONS

The obligations of CWS to be performed by it under this Agreement on the Closing Date shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions. Each condition may be waived in whole or in part only by written notice of such waiver from CWS to the Company.

6.1 Required Approvals.

(a) This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by: (i) the stockholders of the Company (by the Requisite Company Vote) and the Board of Directors of the Company in the manner required by applicable Law and by the Company’s Certificate of Incorporation and By-Laws (and certified to CWS by the Secretary of the Company); (ii) the affirmative vote of the holders of not less than ninety percent (90%) of the issued and outstanding shares of the Company’s Common Stock (the “Super-Majority Vote”) at the Company Stockholder Meeting; and (iii) final and non-appealable order of each of the PURA and the MPUC, each in form and substance satisfactory to CWS in its reasonably exercised judgment.

(b) Holders of no more than 5% of the Company Common Stock shall have exercised appraisal rights in accordance with the requirements of the Certificate of Incorporation and By-Laws of the Company and applicable Laws.

6.2 Governance and Town Matters.

CWS shall be satisfied, in its reasonably exercised discretion, that the Company has: (i) completed the consultations with each of the Towns as contemplated by Section 5.25(a) hereof and (ii) completed each of the corporate governance steps described in Section 5.25(b) hereof required to: (X) increase the size of the Company Board to include the Town Representatives; (Y) lawfully elect such Town Representatives to the Company Board; and (Z) cause the Company Board to ratify and approve this Agreement, the Merger and the other transactions contemplated thereby. For the avoidance of doubt, the corporate governance steps described in Section 5.25(b) shall be satisfied as to one or more of the Towns if the Company has received a Board Waiver from such Town(s).

6.3 Consents.

The consents listed on Schedule 6.3 hereto (other than the approval Orders of the PURA and the MPUC) shall have been obtained and shall remain in effect, which consents shall be all the consents or approvals required by Section 5.1 hereof and shall be in form and substance reasonably satisfactory to CWS.

6.4 Accuracy of Representations and Warranties; Performance by the Company.

(a) Subject to any matter(s) set forth in a Breach Notice that CWS has previously accepted pursuant to Section 5.14 hereof, the representations and warranties of the Company set forth in Section 3 of this Agreement not qualified as to materiality shall be true and correct in all material respects and such representations and warranties qualified as to materiality shall be true and correct in all respects, in each case as if made on and as of the Closing Date except for any representation or warranty made as of a specific date which shall be true and correct as of such date. CWS shall have received a certificate signed by an authorized officer of the Company, dated as of the Closing Date, certifying as to the foregoing.

(b) Subject to any matter(s) set forth in a Breach Notice that CWS has previously accepted pursuant to Section 5.14 hereof, the Company shall have performed or complied in all material respects with all covenants and agreements that are to be performed by or complied with by it under this Agreement at or prior to the Closing; and shall have delivered to CWS a certificate signed by an authorized officer of the Company certifying as to the fulfillment of the conditions set forth in this Section 6.4 with respect to the Company.

6.5 No Injunctions; Restraints or Litigation.

No applicable law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Body or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no action, suit, investigation, arbitration or other proceeding shall have been commenced which challenges, or seeks damages or other relief in connection with, this Agreement or any of the transactions contemplated hereby and which has not been finally concluded or dismissed with prejudice without the imposition of any finding or remedy that is reasonably expected to have a material financial impact on CWS or the Company that is not reasonably acceptable to CWS or the Company, as the case may be.

6.6 Delivery of Instruments of Title; Closing Documents

The Company shall have delivered to CWS the documents listed in Section 1.8 hereof, each of which shall be reasonably satisfactory in form and substance to CWS. All actions, proceedings, instruments and documents to be taken or delivered by Company in connection with the consummation of the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to CWS.

6.7 Secretary’s Certificate.

CWS shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Company and certifying as to: (i) the Company’s Certificate of Incorporation and By-Laws; (ii) the incumbency of its officers executing this Agreement; and (iii) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance by the Company of this Agreement.

6.8 No Material Adverse Effect.

From the date of this Agreement, there shall not have occurred: (a) any material adverse change in the financial condition, business, Property, prospects, Assets, or results of operations of the Company from the information reflected in the Company Financial Statements; or (b) any event or events that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Company Material Adverse Effect.

6.9 Title Insurance Policy.

On the Closing Date, CWS shall have available to it, at its sole cost and expense and at regular rates, one or more owner’s title insurance policies or commitments to issue such policies or appropriate endorsements to existing policies as CWS may reasonably require (on the current ALTA Form B) with respect to the Property listed on Schedule 3.2(b), together with any reasonable and customary required endorsements, insuring that the Company holds marketable and/or insurable (at regular rates) fee simple title to or (solely with respect to leases) a good and valid leasehold interest in the Property as of the Closing Date, subject only to liens, easements, rights, restrictions, claims and other encumbrances listed on Schedule 1.5.

6.10 Condition of Property.

On the Closing Date, except as disclosed herein, there shall be no judicial or administrative, eminent domain or other condemnation proceeding pending or, to Company’s Knowledge, threatened concerning the Property which would have a Company Material Adverse Effect.

6.11 Resignations.

On or before the Closing, the Company shall deliver to CWS written resignations of the officers and directors of Company in accordance with Section 5.15 hereof, all to be effective as of the Effective Time.

6.12 Opinion of Counsel.

CWS shall have received a legal opinion from Murtha Cullina LLP, as legal counsel to CWS, dated as of the Closing Date and addressed to CWS, to the effect that for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to CWS may rely upon the tax representation letters referred to in Section 5.19 hereof.

6.13 Registration Statement; NASDAQ Listing.

(a) The Registration Statement shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC and, if the offer and sale of CWS Common Stock in the Merger is subject to the state securities or “blue sky” laws of any state, such offer and sale shall not be subject to a stop order of any state securities commissioner.

(b) The shares of CWS Common Stock to be issued in the Merger pursuant to Section 2.2 of this Agreement shall have been approved for listing (subject to official notice of issuance) on the NASDAQ.

6.14 Southbury Town Action.

The Town of Southbury, Connecticut shall not have, prior to the Closing Date and within the time period prescribed by applicable Law: (i) exercised its right of first refusal to purchase the Company or all or substantially all of its assets under Section 15 of the Company’s Certificate of Incorporation (the “Section 15 Rights”); or (ii) notified the Company, CWS or NewCo of the Town’s intention to exercise its Section 15 Rights and not subsequently withdrawn such notice or waived such right.

6.15 Farmington Bank Loan.

Farmington Bank shall have, pursuant to the terms of the Farmington Bank Loan: (a) either (i) provided a written waiver to CWS and the Company permitting the Parties to complete the Merger at the Closing; or (ii) permitted CWS to assume the Farmington Bank Loan; and (b) released any of the Company Common Stock that is pledged by the Heritage Stockholders as security for repayment of the Farmington Bank Loan by the Company.

7. CONDITIONS OF THE COMPANY’S OBLIGATIONS

The obligations of the Company to be performed by it under this Agreement on the Closing Date shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions. Each condition may be waived in whole or in part only by written notice of such waiver from the Company to CWS.

7.1 Required Approvals.

(a) This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by: (a) the stockholders of the Company (by the Company Requisite Vote), by the Board of Directors of CWS and by the sole stockholder and the Board of Directors of NewCo in the manner required by applicable Law and by the respective certificate of incorporation and bylaws of each of CWS and NewCo, as applicable; and (b) a final and non-appealable order of each of the PURA and the MPUC, each in form and substance satisfactory to the Company in its reasonably exercised judgment.

7.2 Consents. The consents listed on Schedule 7.2 hereto (other than the approval Orders of the PURA and the MPUC) shall have been obtained and shall remain in effect, which consents shall be all the consents or approvals required by Section 5.1 hereof and shall be in form and substance reasonably satisfactory to the Company.

7.3 Accuracy of Representations and Warranties; Performance by CWS.

(a) The representations and warranties of CWS and NewCo set forth in Section 4 of this Agreement not qualified as to materiality shall be true and correct in all material respects and such representations and warranties qualified as to materiality shall be true and correct in all respects, in each case as if made on and as of the Closing Date except for any representation or warranty made as of a specific date which shall be true and correct as of such date. The Company shall have received a certificate signed by an authorized officer of each of CWS and NewCo, dated as of the Closing Date, certifying as to the foregoing.

(b) CWS and NewCo shall have performed or complied in all material respects with all covenants and agreements that are to be performed by or complied with by them under this Agreement at or prior to the Closing; and shall have delivered to the Company a certificate signed by an authorized officer of CWS and NewCo certifying as to the fulfillment of the conditions set forth in this Section 7.3 with respect to CWS and NewCo.

7.4 No Injunctions; Restraints or Litigation.

No applicable law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Body or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no action, suit, investigation, arbitration or other proceeding shall have been commenced which challenges, or seeks damages or other relief in connection with, this Agreement or any of the transactions contemplated hereby and which has not been finally concluded or dismissed with prejudice without the imposition of any finding or remedy that is reasonably expected to have a material financial impact on CWS or the Company that is not reasonably acceptable to CWS or the Company, as the case may be.

7.5 Secretary’s Certificates.

The Company shall have received certificates, dated as of the Closing Date, signed by the Secretary of CWS and the Secretary of NewCo and certifying as to: (i) the Certificate of Incorporation and Bylaws of CWS and NewCo; (ii) the incumbency of the officers of CWS and NewCo executing this Agreement; and (iii) the resolutions of the Board of Directors of CWS and NewCo and the sole stockholder of NewCo authorizing and approving the execution, delivery and performance by each of CWS and NewCo of this Agreement.

7.6 Form of Documents.

All actions, proceedings, instruments and documents to be taken or delivered by CWS in connection with the consummation of the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Company.

7.7 Opinion of Counsel.

The Company shall have received a legal opinion from Locke Lord, legal counsel to the Company, dated as of the Closing Date, to the effect that for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Company may rely upon the tax representation letters referred to in Section 5.19 hereof.

7.8 Registration Statement; NASDAQ Listing.

(a) The Registration Statement shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC and, if the offer and sale of CWS Common Stock in the Merger is subject to the state securities or “blue sky” laws of any state, such offer and sale shall not be subject to a stop order of any state securities commissioner.

(b) The shares of CWS Common Stock to be issued in the Merger pursuant to Section 2.2 of this Agreement shall have been approved for listing (subject to official notice of issuance) on the NASDAQ.

7.9 Southbury Town Action.

The Town of Southbury, Connecticut shall not have, prior to the Closing Date and within the time period prescribed by applicable Law: (i) exercised its right of first refusal to purchase the Company or all or substantially all of its assets under its Section 15 Rights; or (ii) notified the Company, CWS or NewCo of the Town’s intention to exercise its Section 15 Rights and not subsequently withdrawn such notice or waived such right.

7.10 Governance and Town Matters.

The Company shall be satisfied, in its reasonably exercised discretion, that the Company has obtained from each Town: (i) the Town Notification, or (ii) the Board Waiver.

7.11 Farmington Bank Loan.

(a) Farmington Bank shall have, pursuant to the terms of the Farmington Bank Loan: (a) either (i) provided a written waiver to CWS and the Company permitting the Parties to complete the Merger at the Closing; or (ii) permitted CWS to assume the Farmington Bank Loan; pursuant to which, in either case, the Heritage Stockholders shall be released from their pledge and any guaranty thereunder and their Company Common Stock pledged thereunder delivered to such Heritage Stockholders effective as of the Closing.

(b) The Company shall have received releases, in form and substance reasonably satisfactory to the Company, from the Farmington Bank of the personal guarantees of Keith J. Sorensen and Henry J. Paparazzo previously issued in connection with the Farmington Bank Loan.

8. TERMINATION; AMENDMENT AND WAIVER

8.1 Termination by Mutual Consent.

This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by written consent signed by each of CWS, NewCo and the Company.

8.2 Termination by Either CWS or the Company.

This Agreement may be terminated by either CWS or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if the Merger has not been consummated on or before March 31, 2017 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date; and provided further that said End Date shall be extended, day for day, (i) for each day, if any (but not to exceed thirty (30) additional days), in excess of sixty (60) days between the date the Registration Statement is filed with the SEC and declared effective by the SEC, and (ii) for each day, if any, necessary to allow a minimum of five (5) Business Days between the date of the Company Stockholders Meeting contemplated by Section 5.6 and said End Date;

(b) if any Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such law or order shall have become final and nonappealable; provided, however, that the right to terminate this

Agreement pursuant to this Section 8.2(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order;

(c) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholder Meeting and the Requisite Company Vote and the Super-Majority Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or

(d) pursuant to the provisions of Section 5.21 hereof.

8.3 Termination by CWS.

This Agreement may be terminated by CWS at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the covenants and agreements set forth in Section 5.10 hereof, (iv) the Company Board fails to reaffirm (publicly, if so requested by CWS) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, (v) a tender offer or exchange offer relating to Company Common Stock shall have been commenced by a Person unaffiliated with CWS and the Company shall not have sent to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that stockholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 8.3(a);

(b) if there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.4 hereof, and such breach, inaccuracy or failure is incapable of being cured by the End Date or, if capable of being so cured, has not been cured by the Company within ten (10) Business Days of the Company’s receipt of written notice of such breach, inaccuracy or failure from CWS (stating CWS’s intention to terminate this Agreement pursuant to this Section 8.3(b)); provided, however, that there is not then a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by CWS or NewCo pursuant this Agreement that would give rise to the failure of any of the conditions specified in Section 7.3 hereof;

(c) pursuant to Section 1.5 hereof; or

(d) pursuant to Section 1.7 hereof.

8.4 Termination by the Company.

This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 8.4(b) immediately below, any approval of this Agreement by the stockholders of the Company):

(a) if prior to the receipt of the Requisite Company Vote at the Company Stockholders Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 5.10(a) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall have paid to

CWS any amounts due pursuant to Section 8.6(b) hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement;

(b) if there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by CWS or NewCo pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.3 hereof, and such breach, inaccuracy or failure is incapable of being cured by the End Date or, if capable of being so cured, has not been cured by CWS or NewCo within ten (10) Business Days of CWS’s receipt of written notice of such breach, inaccuracy or failure from the Company (stating the Company’s intention to terminate this Agreement pursuant to this Section 8.4(b)); provided, however, that there is not then a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant this Agreement that would give rise to the failure of any of the conditions specified in Section 6.4 hereof; or

(c) if (i) the conditions set forth in Section 6 hereof (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to CWS that all conditions set forth in Section 7 hereof have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 7 hereof and (iii) the Merger shall not have been consummated within five (5) Business Days after the date of delivery of such notice.

8.5 Notice of Termination; Effects of Termination.

(a) The Party desiring to terminate this Agreement pursuant to this Section 8 (other than pursuant to Section 8.1 hereof) shall deliver written notice of such termination to each other Party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.5(a) shall be effective immediately upon delivery of such written notice to the other Party.

(b) If this Agreement is terminated pursuant to any provision of this Section 8, the Agreement will become void and of no further force and effect, with no Liability on the part of any Party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such Party) to any other Party hereto, except (i) Section 5.11, Section 5.20, Section 5.23, this Section 8.5, Section 8.6, Section 8.7, Section 8.8 and Section 9 (and any related definitions contained in any such Sections) shall each remain in full force and effect following any termination of this Agreement in accordance with their respective terms; and (ii) CWS shall not be relieved or released from any Testing Damages pursuant to Section 1.6 hereof; and (iii) subject to Section 8.5(e) and Section 8.6(d) hereof, neither the Company or CWS shall be relieved or released from any liabilities or damages arising out of its intentional and material breach of any provision of this Agreement.

(c) Each of the Parties acknowledges and hereby agrees that the provisions of Section 8.6 and Section 8.7 of this Agreement are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the Parties would not have entered into this Agreement. If a Party shall fail to pay in a timely manner any amounts due pursuant to Section 8.6 or Section 8.7 hereof (the “Defaulting Party”), and, in order to obtain such payment, the other Party makes a claim against the Defaulting Party that results in a judgment against the Defaulting Party, the Defaulting Party shall pay to the other Party the reasonable costs and expenses of the other Party (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in Section 8.6 or Section 8.7 hereof, at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(d) The Parties acknowledge and agree that in no event shall either the Company or CWS be obligated to pay the Company Termination Fee or the CWS Termination Fee, as the case may be, on more than one occasion.

(e) Notwithstanding anything to the contrary in this Agreement, if CWS and NewCo fail to effect the Closing for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against CWS, NewCo and any of their respective Affiliates, stockholders, officers, directors or Representatives (each a “CWS Related Party” and collectively, the “CWS Related Parties”) for any breach, loss or damage shall be to terminate this Agreement pursuant to Section 8.4(b) or Section 8.4(c) hereof and receive payment of the CWS Termination Fee; and upon payment of such amount by CWS, neither the Company nor any other Person shall have any rights or claims against any of the CWS Related Parties under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the CWS Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall CWS or NewCo or any CWS Related Party have any liability under or in respect of this Agreement or the transactions related thereto in excess of an aggregate amount equal to the CWS Termination Fee.

8.6 Company Termination Fee.

(a) If this Agreement is terminated by CWS pursuant to Section 8.3(a) hereof, then the Company shall pay to CWS as liquidated damages (by wire transfer of immediately available funds), within two (2) Business Days after such termination the sum of: (i) a termination fee of one hundred thousand dollars ($100,000) (the “Company Termination Fee”), plus, (ii) CWS’s Expenses (as defined in Section 9.1 hereof) actually incurred by CWS on or prior to the termination of this Agreement.

(b) If this Agreement is terminated by the Company pursuant to Section 8.4(a) hereof, then the Company shall pay to CWS as liquidated damages (by wire transfer of immediately available funds), at or prior to such termination the sum of: (i) the Company Termination Fee, plus, (ii) CWS’s Expenses actually incurred by CWS on or prior to the termination of this Agreement.

(c) If this Agreement is terminated (i) by CWS pursuant to Section 8.3(b) hereof, provided that the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (including any adjournment or postponement thereof) or (ii) by the Company or CWS pursuant to (x) Section 8.2(a) hereof and provided that the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (including any adjournment or postponement thereof) or (y) Section 8.2(c) hereof and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination (in the case of termination pursuant to Section 8.2(a) or Section 8.3(b)) or the Company Stockholders Meeting (in the case of termination pursuant to Section 8.2(c)), a Takeover Proposal shall (1) in the case of a termination pursuant to Section 8.2(a) or Section 8.2(c), have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to Section 8.3(b), have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (B) within twenty-four (24) months following the date of such termination of this Agreement, the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to CWS (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Company Termination Fee, plus, CWS’s Expenses actually incurred by CWS on or prior to the termination of this Agreement (it being understood for all purposes of this Section 8.6(c), all references in the definition of Takeover Proposal to 20% shall be deemed to be references to “more than 50%” instead). If a Person (other than CWS) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the Company Stockholders Meeting, as applicable, and, within twenty-four (24) months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (1) and (2) of this paragraph (c).

(d) Subject to Section 9.14 of this Agreement, if the Company fails, directly or indirectly, to effect the Closing for any or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) then CWS’s and NewCo’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company and any of its Affiliates, stockholders, officers, directors or Representatives (each a “Company Related Party”) for any breach, loss or damage shall be to terminate this Agreement pursuant to Section 8.3(a) or Section 8.3(b) hereof and receive payment of the Company Termination Fee; and upon payment of such amount by the Company, neither CWS nor NewCo nor any other Person shall have any rights or claims against any of the Company Related Parties under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall the Company or any Company Related Party have any liability under or in respect of this Agreement or the transactions related thereto in excess of an aggregate amount equal to the Company Termination Fee.

8.7 CWS Termination Fee.

If the Company terminates this Agreement pursuant to Section 8.4(b) or Section 8.4(c) hereof, then CWS shall pay to the Company as liquidated damages by wire transfer of immediately available funds within two (2) Business Days after such termination the sum of (a) a termination fee of one hundred thousand dollars ($100,000) and (b) the Company’s Expenses actually incurred by the Company on or prior to the termination of this Agreement ((a) and (b) above collectively, the “CWS Termination Fee”).

8.8 No Termination Fees Under Certain Circumstances. If this Agreement is terminated by (a) mutual consent of the Parties pursuant to Section 8.1 hereof, (b) by CWS pursuant to either Section 1.5 or Section 1.7 hereof, (c) if either Party terminates this Agreement pursuant to Section 8.2(b) or (d) hereof, or (d) by CWS pursuant to Section 8.3(b) hereof but only to the extent that such termination arises from the failure of the Company to satisfy the covenant set forth in Section 5.25 hereof, then in any such event, the Company shall not be obligated to pay the Company Termination Fee and CWS shall not be obligated to pay the CWS Termination Fee.

9. MISCELLANEOUS PROVISIONS

9.1 Definitions.

For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Affordable Care Act” means, collectively, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Environmental Laws” means any applicable federal, state or local law, statutes, rule, regulation, ordinance, code, judgment or order relating to the protection of the environment or, as relating to exposure to Hazardous Substances, human health and safety and includes, but is not limited to, CERCLA (42 U.S.C. § 9601, et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Safe Drinking Water Act of 1990 (33 U.S.C. § 2701 et seq.), the Connecticut Water Pollution Control Act, C.G.S. §§ 22a-416 et seq., the Connecticut Transfer Act, C.G.S. § 22a-134 et seq., or any other applicable provision of Title 22a of the Connecticut General Statues, each as it has been interpreted or amended as of the Closing Date and the regulations promulgated pursuant thereto and in effect as of the Closing Date.

“Assets” has the meaning set forth in Section 3.2(b).

“Board Representation Right” has the meaning set forth in Section 5.25(a).

“Board Waiver” means an express waiver from a Town to exercise its Board Representation Right set forth in an instrument in writing signed on behalf of a Town, in form and substance reasonably satisfactory to each of CWS and the Company.

“Book-Entry Shares” has the meaning set forth in Section 2.2(a).

“Breach Notice” has the meaning set forth in Section 5.14.

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in Connecticut are authorized or required by Law or other governmental action to close.

“CBCA” has the meaning set forth in Section 1.1.

“Certificate” has the meaning set forth in Section 2.2(b).

“Certificate of Incorporation” means the State of Connecticut Special Act No. 110, May 21, 1969, as amended by Special Act No. 74-63, May 21, 1974, constituting the certificate of incorporation (as defined in the CBCA) of the Company.

“Closing” has the meaning set forth in Section 1.10.

“Closing Date” has the meaning set forth in Section 1.10.

“Closing Price” has the meaning set forth in Section 2.1(c).

“Code” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 5.10(a).

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.10(a).

“Company Benefit Plans” has the meaning set forth in Section 3.20(a).

“Company Board” has the meaning set forth in Section 3.4(b).

“Company Board Recommendation” has the meaning set forth in Section 3.6(c).

“Company Common Stock” has the meaning set forth in Section 2.1(b).

“Company Continuing Employees” has the meaning set forth in Section 5.9(a).

“Company Financial Statements” has the meaning set forth in Section 3.11(a).

“Company Material Adverse Effect” shall mean and include any effect, event, development or change which, individually or together with any other effects, events, developments or changes, either: (i) has a material adverse effect on the business, financial condition, assets and liabilities, prospects or results of operations of the Company taken as a whole, other than any effect, event, development or change resulting from (A) changes in applicable Law or GAAP or the enforcement or interpretation thereof, (B) any action taken by the Parties that is expressly permitted by the terms of this Agreement or to which CWS has consented in writing, (C) changes generally affecting the water utility industry (provided, in the cases of clauses (A) or (C), such effects, events, developments or changes do not disproportionately adversely affect the Company relative to other similarly-situated businesses, in which case such disproportionate effects, events, developments or changes may be taken into account in determining whether or not a Company Material Adverse Effect has occurred); or (ii) that prevents or materially adversely affects the ability of the Company to consummate the Merger and any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement.

“Company Related Party” has the meaning set forth in Section 8.6(d).

“Company Stockholders Meeting” means the special meeting of the Stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Termination Fee” has the meaning set forth in Section 8.6(a).

“Constituent Corporations” has the meaning set forth in Section 1.2.

“CWS” has the meaning set forth in the Preamble.

“CWS Common Stock” has the meaning set forth in Section 2.1(c).

“CWS Financial Statements” has the meaning set forth in Section 4.6(b).

“CWS Objections” has the meaning set forth in Section 1.7.

“CWS Preferred Stock” has the meaning set forth in Section 4.5(b).

“CWS Related Party(ies)” has the meaning set forth in Section 8.5(e).

“CWS Share Price” has the meaning set forth in Section 2.1(c).

“CWS Stock” has the meaning set forth in Section 4.5(b).

“CWS Termination Fee” has the meaning set forth in Section 8.7.

“CWS Title Objections” has the meaning set forth in Section 1.5.

“DEEP” has the meaning set forth in the Recitals.

“Defaulting Party” has the meaning set forth in Section 8.5(c).

“Dissenting Shares” has the meaning set forth in Section 2.1(d).

“DOL” means the United States Department of Labor.

“DPH” has the meaning set forth in the Recitals.

“DRS” has the meaning set forth in Section 2.2(b).

“Effective Time” has the meaning set forth in Section 1.10(b).

“End Date” has the meaning set forth in Section 8.2(a).

“Engagement Communications” has the meaning set forth in Section 9.16.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations adopted thereunder.

“ERISA Affiliate” means any employer, trade or business (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or section 4001(b) of ERISA.

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended, and the regulations adopted thereunder.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing and mailing of the Registration Statement and the Statement/Prospectus, or in connection with other regulatory approvals, and all other matters related to the Merger other transactions contemplated hereby.

“Farmington Bank Loan” means the Commercial Loan and Security Agreement between the Company and Farmington Bank, dated as of August 10, 2011, and amended as of August 1, 2014.

“FINRA” means the Financial Industry Regulatory Authority.

“GAAP” has the meaning set forth in Section 3.11.

“Governmental Body” has the meaning set forth in Section 3.1(e).

“HDGI” has the meaning set forth in Section 5.22.

“HDGI Affiliates” means the Affiliates of the Company described on Schedule 3.1(d) attached hereto, but only for so long as each such Affiliate remains an Affiliate of HDGI.

“Heritage Stockholders” has the meaning set forth in Section 9.15.

“Improvements” has the meaning set forth in Section 3.13(a).

“Indemnified Parties” has the meaning set forth in Section 5.20.

“Inspection Period” has the meaning set forth in Section 1.5.

“Insurance Policies” has the meaning set forth in Section 3.15.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, when used with respect to the Company, the actual knowledge of any officer or director of the Company, after due inquiry.

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Body.

“Liability” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Licenses” has the meaning set forth in Section 3.13(b).

“Locke Lord” has the meaning set forth in Section 9.15.

“Merger” has the meaning set forth in Section 1.1.

“Merger Consideration” has the meaning set forth in Section 2.2(b).

“MPUC” has the meaning set forth in the Recitals.

“Multiemployer Plan” has the meaning set forth in Section 3.20(i).

“Multiple Employer Plan” has the meaning set forth in Section 3.20(i).

“NASDAQ” has the meaning set forth in Section 2.1(c).

“NewCo” has the meaning set forth in the Preamble.

“NewCo Common Stock” has the meaning set forth in Section 2.1(a).

“Notice Period” has the meaning set forth in Section 5.10(d).

“Order” means any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Body, whether temporary, preliminary or permanent.

“Other Communications” has the meaning set forth in Section 9.16.

“PBGC” means the United States Pension Benefit Guaranty Corporation.

“Permitted Debt” has the meaning set forth in Section 3.1(d).

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Body and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Property” has the meaning set forth in Section 1.5.

“PURA” has the meaning set forth in the Recitals.

“Qualified Company Benefit Plan” has the meaning set forth in Section 3.20(d).

“Registration Statement” has the meanings set forth in Section 5.7(a).

“Representatives” has the meaning set forth in Section 5.10(a).

“Requisite Company Vote” has the meaning set forth in Section 3.6(d).

“Sarbanes-Oxley Act” means the Sarbanes Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 4.6(a).

“Section 15 Rights” has the meaning set forth in Section 6.14.

“Section 15 Rights Notice” has the meaning set forth in Section 5.21(a).

“Securities Act” means the Securities Act of 1933, as amended, and the regulations adopted thereunder.

“Statement/Prospectus” has the meaning set forth in Section 5.7(a).

“Subsidiary” means any Person of which fifty percent (50%) or more of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the pertinent Person.

“Superior Proposal” means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company’s consolidated assets or a majority of the outstanding Company Common Stock, that the Company Board determines in good faith (after consultation with outside legal counsel) is more favorable from a financial point of view to the holders of Company Common Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by CWS during the Notice Period set forth in Section 5.10(d).

“Super-Majority Vote” has the meaning set forth in Section 6.1(a).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“System” has the meaning set forth in the Recitals.

“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than (i) CWS or any of its subsidiaries, including NewCo, or (ii) the Town of Southbury, Connecticut, pursuant to its Section 15 Rights) relating to any (a) direct or indirect acquisition of assets of the Company, but excluding sales of assets in the ordinary course of business) equal to twenty percent 20%) or more of the fair market value of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of twenty percent (20%) or more of the Company Common Stock, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the Company Common Stock, (d) merger, consolidation, other business combination or similar transaction involving the Company, pursuant to which such Person would own twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or fee, and any related charge or amount (including any fine, penalty, or interest), imposed, assessed, or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any legal requirement relating to any Tax.

“Tax Ruling” shall have the meaning set forth in Section 3.17(f).

“Taxing Authority” means any Governmental Body having jurisdiction in matters relating to Tax matters.

“Testing Damages” shall have the meaning set forth in Section 1.6(b).

“Testing Rights” has the meaning set forth in Section 1.6(b).

“Town Notification” has the meaning set forth in Section 5.25(a).

“Towns” has the meaning set forth in Section 5.25(a).

“Town Representative” has the meaning set forth in Section 5.25(b).

“Triangulum” has the meaning set forth in Section 5.23(a).

“Well Easements” has the meaning set forth in Section 5.1(c).

9.2 Amendment.

This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote, by written agreement signed by each of the Parties hereto; provided, however, that following the receipt of the Requisite Company Vote, there shall be no amendment or supplement to the provisions of this Agreement which by applicable Law or in accordance with the rules of any relevant securities exchange or self-regulatory organization would require further approval by the holders of Company Common Stock without such approval.

9.3 Extension; Waiver.

At any time prior to the Effective Time, either Party may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.4 Entire Agreement.

This Agreement, together with the schedules, any exhibits attached hereto, by and between CWS and the Company, and the other transaction documents, sets forth the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated herein and the other matters set forth herein and supersedes all prior agreements or understandings, oral or written, among the Parties regarding those matters.

9.5 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a section, exhibit or schedule, such reference shall be to a section of, exhibit to or schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company’s disclosure schedules.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.6 Governing Law.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of Connecticut without giving effect to any choice or conflict of law provision or rule (whether of the State of Connecticut or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Connecticut.

9.7 Assignments and Successors.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, except that NewCo may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to CWS or to any direct or indirect wholly owned subsidiary of CWS. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

9.8 Notices.

All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by fax or email (with written confirmation of transmission) if the sender on the same day sends a confirming copy of such notice pursuant to clause (iii), or (iii) one Business Day following the day sent by commercial overnight courier (with written confirmation of receipt), in each case at the following addresses and fax numbers (or to such other address or fax number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company to:	The Heritage Village Water Company Attention: Keith J. Sorensen, President and Treasurer P.O. Box 873 465 Heritage Road Southbury, CT 16488 Fax: (203) 264-6417 Email: ksorensen@hdginc.net

with a copy to:	David W. Bogan Locke Lord LLP 20 Church Street Hartford, CT 06103 Fax: (860) 527-4198 Email: david.bogan@lockelord.com

If to CWS or NewCo to:	Connecticut Water Service, Inc. Attention: Eric W. Thornburg President and Chief Executive Officer 93 West Main Street Clinton, CT 06413 Fax: (860) 669-5579 Email: ethornburg@ctwater.com

With a copy to:	Edward B. Whittemore, Esq. Murtha Cullina LLP CityPlace I,185 Asylum Street Hartford, CT 06103 Fax: (860) 240-6150 Email: ewhittemore@murthalaw.com

9.9 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.10 No Survival of Representations and Warranties; No Recourse.

The Parties agree that the representations and warranties contained in Section 3 or Section 4 of this Agreement or in any certificate delivered by the Company or CWS and NewCo hereunder shall not survive the Effective Time, and no officer, director, stockholder, employee, agent or Affiliate of the Company or CWS shall be under any liability or obligation whatsoever with respect to any representation or warranty or any covenant or agreement of the Company or CWS contained in this Agreement or in any certificate delivered hereunder.

9.11 No Additional Representations.

CWS and the Company agree that, other than the representations, warranties, covenants and agreements of the Company or CWS and NewCo as the case may be, expressly set forth in this Agreement, the Company and CWS and its subsidiaries and their respective Representatives and Affiliates have not made, nor shall any of them be deemed to have made, any representation, warranty, covenant or agreement, express or implied, to either CWS or the Company, as the case may be, with respect to (i) the Company or CWS or any of their respective subsidiaries and Affiliates, as the case may be, (ii) the business of the Company or of CWS or any of their respective subsidiaries or Affiliates, as the case may be, or (iii) any of the transactions contemplated by this Agreement.

9.12 No Third-Party Rights.

This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that, (a) the Heritage Stockholders shall have the right to enforce their respective rights under Section 5.19(a) of this Agreement, (b) the Indemnified Parties shall have the right to enforce their respective rights under Section 5.20 of this Agreement, (c) Triangulum shall have the right to enforce its rights under Section 5.23(a) of this Agreement, and (d) Locke Lord (as defined below) shall have the right to enforce its rights under Section 9.15.

9.13 Remedies.

Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

9.14 Enforcement.

The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Company in accordance with the specific terms hereof or were otherwise breached by the Company. It is accordingly agreed that CWS and NewCo shall be entitled, without posting a bond or similar indemnity, to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Connecticut or any Connecticut state court. Notwithstanding anything to the contrary in this Agreement, the parties hereto agree that the Company shall not be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof.

9.15 Retention of Counsel. Recognizing that Locke Lord LLP (“Locke Lord”) has acted as legal counsel to certain of the holders of Company Common Stock (the “Heritage Stockholders”) and the Company prior to the Closing, and that Locke Lord intends to act as legal counsel to certain of the Heritage Stockholders after the Closing, each of CWS, NewCo and the Surviving Corporation hereby waive, on their own behalf and agrees to cause their respective Affiliates, successors and assigns, to waive, any conflicts that may arise in connection with Locke Lord representing any Heritage Stockholder after the Closing as such representation may relate to CWS, NewCo, the Surviving Corporation or their respective Affiliates or the transactions contemplated herein. In any dispute or proceeding arising under or in connection with this Agreement following the Closing, the Heritage Stockholders shall have the right, at their election, to retain Locke Lord to represent them in such matter, even if such representation shall be adverse to CWS and/or the Surviving Corporation. Each of CWS, NewCo and the Surviving Corporation, for themselves and their respective Affiliates, successors and assigns, hereby irrevocably waive any actual or potential conflict arising from any such representation in the event of: (a) any adversity between the interests of the Heritage Stockholders, on the one hand, and CWS and the Surviving Corporation and their respective Affiliates, successors and assigns, on the other hand, in any such matter, and/or (b) any communication between Locke Lord and the Company, whether privileged or not, or any other information known to such counsel, by reason of such counsel’s representation of the Company and/or any Heritage Stockholder prior to Closing.

9.16 Protected Communications.

(a) All communications involving attorney-client confidences between any Heritage Stockholder and Locke Lord, whether in their personal capacity or as an officer, director or employee of the Company, created or exchanged that relate to, or involve, the negotiation and drafting of this Agreement or the completion of the Merger and the other transactions contemplated hereby (together, the “Engagement Communications”) shall be deemed to be attorney-client confidences that belong solely to such Heritage Stockholders (and not to the Company or the Surviving Corporation). Accordingly, the Company and the Surviving Corporation, as the case may be, shall not have access to the files of Locke Lord relating to such Engagement Communications, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, after the Closing: (i) the applicable Heritage Stockholder (and not CWS, the Surviving Corporation or their respective Affiliates, successors or assigns) shall be the sole holders of the attorney-client privilege with respect to such Engagement Communications, and none of CWS, the Surviving Corporation or their respective Affiliates, successors or assigns shall be a holder thereof: (ii) to the extent that files of Locke Lord in respect of such Engagement Communications constitute property of the Company, only the applicable Heritage Stockholder (and not the Surviving Corporation or its Affiliates) shall hold such property rights; and (iii) Locke Lord shall have no duty whatsoever to reveal or disclose any such Engagement Communications or files related to such Engagement Communications to CWS, the Surviving Corporation or their respective Affiliates, successors or assigns by reason of any attorney-client relationship between Locke Lord and the Company or otherwise. In the event that a dispute arises between the Surviving Corporation and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Surviving Corporation may assert the attorney-client privilege to prevent disclosure of the Engagement Communications by Locke Lord to such third party.

(b) All other attorney-client communications between the Company and/or any Heritage Stockholder and Locke Lord and any related files that do not constitute Engagement Communications (“Other Communications”) shall: (i) not be subject to, or governed by, this Section 9.16; and (ii) shall after the Effective Date be considered the sole property of the Company (and not of any Heritage Stockholders), and the Company shall be treated the sole holder of the attorney-client privilege with respect to all such Other Communications and related files.

9.17 Exclusive Jurisdiction; Venue; Waiver of Jury Trials.

(a) In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated herein, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Courts of Connecticut or to the extent such courts do not have subject matter jurisdiction, the United States District Court for the District of Connecticut, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9.17(a), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, and (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.8 hereof.

(b) Each of the Parties irrevocably waives any and all rights to trial by jury in any action or proceeding between the Parties arising out of or relating to this Agreement and the transactions contemplated by this Agreement.

9.18 Counterparts; Effectiveness.

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when each Party to the Agreement has received counterparts signed by all of the other Parties hereto. Any signature on this Agreement or any related instrument or agreement that is delivered by facsimile, electronic mail or any other electronic transmission shall have the same effect as an original.

* * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the date first above written.

HERITAGE VILLAGE WATER COMPANY		CONNECTICUT WATER SERVICE, INC.

By:	/s/ Keith J. Sorensen	By:	/s/ Eric W. Thornburg
	Name: Keith J. Sorensen		Name: Eric W. Thornburg
	Title: President and Treasurer		Title: President and CEO

HAC, INC.

		By:	/s/ Eric W. Thornburg
Name: Eric W. Thornburg
Title: President and CEO

APPENDIX B

GENERAL STATUTES OF CONNECTICUT

TITLE 33. CORPORATIONS

CHAPTER 601 BUSINESS CORPORATIONS

PART XIII

APPRAISAL RIGHTS

§ 33-855. Definitions

As used in sections 33-855 to 33-872, inclusive:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with another person or is a senior executive thereof. For purposes of subdivision (4) of subsection (b) of section 33-856, a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for purposes of sections 33-862 to 33-872, inclusive, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined: (A) Immediately before the effectuation of the corporate action to which the shareholder objects, (B) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, and (C) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the certificate of incorporation pursuant to subdivision (5) of subsection (a) of section 33-856.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Interested transaction” means a corporate action specified in subsection (a) of section 33-856, other than a merger pursuant to section 33-818, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition: (A) “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action: (i) Was the beneficial owner of twenty per cent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; (ii) had the power, contractually or otherwise, to cause the appointment or election of twenty-five per cent or more of the directors to the board of directors of the corporation; or (iii) was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other stockholders as such, other than: (I) Employment, consulting, retirement or similar benefits established separately and not as part of or in contemplation of the corporate action; or (II) employment, consulting, retirement or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 33-783; or (III) in the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate; and (B) “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(7) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

(8) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(9) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer and any individual in charge of a principal business unit or function.

(10) “Shareholder” means both a record shareholder and a beneficial shareholder.

§ 33-856. Right to appraisal.

(a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger, or (B) if the corporation is a subsidiary and the merger is governed by section 33-818;

(2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(3) Consummation of a disposition of assets pursuant to section 33-831 if the shareholder is entitled to vote on the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if (A) under the terms of the corporate action approved by the shareholders there is to be distributed to shareholders in cash its net assets, in excess of a reasonable amount reserved to meet claims of the type described in sections 33-886 and 33-887, (i) within one year after the shareholders’ approval of the action, and (ii) in accordance with their respective interests determined at the time of such distribution, and (B) the disposition of assets is not an interested transaction;

(4) An amendment of the certificate of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(5) If the corporation is not a benefit corporation, as defined in section 33-1351, (A) an amendment of the certificate of incorporation to state that the corporation is a benefit corporation; (B) consummation of a merger to which the corporation is a party in which the surviving entity will be a benefit corporation or in which shares in the corporation will be converted into a right to receive shares of a benefit corporation; or (C) consummation of a share exchange to which the corporation is a party and the shares of the corporation will be exchanged for shares of a benefit corporation; or

(6) Any other merger, share exchange, disposition of assets or amendment to the certificate of incorporation to the extent provided by the certificate of incorporation, the bylaws or a resolution of the board of directors.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1) to (5), inclusive, of subsection (a) of this section shall be limited in accordance with the following provisions:

(1) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

(A) A covered security under Section 18(b)(1)(A) or (B) of the Securities Act of 1933,1 as amended;

(B) Traded in an organized market and has at least two thousand shareholders and a market value of at least twenty million dollars, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than ten per cent of such shares; or

(C) Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 19402 and may be redeemed at the option of the holder at net asset value.

(2) The applicability of subdivision (1) of this subsection shall be determined as of: (A) The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights; or (B) the day before the effective date of such corporate action if there is no meeting of shareholders.

(3) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares (A) who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective, or (B) in the case of the consummation of a disposition of assets pursuant to section 33-831, unless such cash, shares or proprietary interests are, under the terms of the corporate action approved by the shareholders, to be distributed to the shareholders, as part of a distribution to shareholders of the net assets of the corporation in excess of a reasonable amount to meet claims of the type described in sections 33-886 and 33-887, (i) not later than one year after the shareholders’ approval of the action, and (ii) in accordance with their respective interests determined at the time of the distribution.

(4) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the certificate of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the certificate of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

(d) Where the right to be paid the value of shares is made available to a shareholder by this section, such remedy shall be the exclusive remedy as holder of such shares against the corporate actions described in this section, whether or not the shareholder proceeds as provided in sections 33-855 to 33-872, inclusive.

§ 33-857. Assertion of rights by nominees and beneficial owners

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder: (1) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subparagraph (B) of subdivision (2) of subsection (b) of section 33-862; and (2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§§ 33-858, 33-859. Reserved for future use.

§ 33-860. Notice of appraisal rights

(a) Where any corporate action specified in subsection (a) of section 33-856 is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not or may be entitled to assert appraisal rights under sections 33-855 to 33-872, inclusive. If the corporation concludes that appraisal rights are or may be available, a copy of sections 33-855 to 33-872, inclusive, must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 33-818, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten days after the corporate action became effective and include the materials described in section 33-862.

(c) Where any corporate action specified in subsection (a) of section 33-856 is to be approved by written consent of the shareholders pursuant to section 33-698:

(1) Written notice that appraisal rights are, are not or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of sections 33-855 to 33-872, inclusive; and

(2) Written notice that appraisal rights are, are not or may be available must be delivered together with the notice to nonvoting and nonconsenting shareholders required by subsections (e) and (f) of section 33-698, may include the materials described in section 33-862 and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of sections 33-855 to 33-872, inclusive.

(d) Where any corporate action specified in subsection (a) of section 33-856 is proposed, or a merger pursuant to section 33-818 is effected, the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section, shall be accompanied by:

(1) The annual financial statements specified in subsection (a) of section 33-951 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than sixteen months before the date of the notice and shall comply with subsection (b) of section 33-951, except that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

(2) The latest available quarterly financial statements of such corporation, if any.

(e) The right to receive the information described in subsection (d) of this section may be waived in writing by a shareholder before or after the corporate action.

§ 33-861. Notice of intent to demand payment. Consequences of voting or consenting

(a) If a corporate action specified in subsection (a) of section 33-856 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares: (1) Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, and (2) must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) If a corporate action specified in subsection (a) of section 33-856 is to be approved by less than unanimous written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must not sign a consent in favor of the proposed action with respect to that class or series of shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment under sections 33-855 to 33-872, inclusive.

§ 33-862. Appraisal notice and form

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 33-856 becomes effective, the corporation must send a written appraisal notice and the form required by subdivision (1) of subsection (b) of this section to all shareholders who satisfied the requirements of section 33-861. In the case of a merger under section 33-818, the parent must deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice must be delivered no earlier than the date the corporate action specified in subsection (a) of section 33-856 became effective and no later than ten days after such date, and shall:

(1) Supply a form that (A) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (B) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (C) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph (B) of this subdivision;

(B) A date by which the corporation must receive the form which date may not be fewer than forty nor more than sixty days after the date the appraisal notice under subsection (a) of this section is sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of the shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in subparagraph (B) of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under section 33-863 must be received, which date must be within twenty days after the date specified in subparagraph (B) of this subdivision; and

(3) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

§ 33-863. Perfection of rights. Right to withdraw

(a) A shareholder who receives notice pursuant to section 33-862 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subparagraph (B) of subdivision (2) of subsection (b) of section 33-862. In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision (1) of subsection (b) of section 33-862. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 33-867. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subparagraph (E) of subdivision (2) of subsection (b) of section 33-862. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 33-862, shall not be entitled to payment under sections 33-855 to 33-872, inclusive.

§ 33-864. Repealed. (2001, P.A. 01-199, § 47.)

§ 33-865. Payment

(a) Except as provided in section 33-867, within thirty days after the form required by subparagraph (B) of subdivision (2) of subsection (b) of section 33-862 is due, the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 33-863 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section shall be accompanied by:

(1) (A) The annual financial statements specified in subsection (a) of section 33-951 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than sixteen months before the date of payment and shall comply with subsection (b) of section 33-951, except that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information, and (B) the latest available quarterly financial statements of such corporation, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares which estimate must equal or exceed the corporation’s estimate given pursuant to subparagraph (C) of subdivision (2) of subsection (b) of section 33-862; and

(3) A statement that shareholders described in subsection (a) of this section have the right to demand further payment under section 33-868 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under sections 33-855 to 33-872.

§ 33-866. Repealed. (2001, P.A. 01-199, § 47.)

§ 33-867. After-acquired shares

(a) A corporation may elect to withhold payment required by section 33-865 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision (1) of subsection (b) of section 33-862.

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within thirty days after the form required by subparagraph (B) of subdivision (2) of subsection (b) of section 33-862 is due, notify all shareholders who are described in subsection (a) of this section:

(1) Of the information required by subdivision (1) of subsection (b) of section 33-865;

(2) Of the corporation’s estimate of fair value pursuant to subdivision (2) of subsection (b) of section 33-865;

(3) That such shareholders may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand payment under section 33-868;

(4) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer; and

(5) That those shareholders who do not satisfy the requirements for demanding payment under section 33-868 shall be deemed to have accepted the corporation’s offer.

(c) Within ten days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (2) of subsection (b) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within forty days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (2) of subsection (b) of this section to each shareholder described in subdivision (5) of subsection (b) of this section.

§ 33-868. Procedure if shareholder dissatisfied with payment or offer

(a) A shareholder paid pursuant to section 33-865 who is dissatisfied with the amount of the payment must notify the corporation in writing of the shareholder’s estimate of the fair value of the shares and demand payment of that estimate, plus interest, less any payment under section 33-865. A shareholder offered payment under section 33-867 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of the shareholder’s demand to be paid the shareholder’s stated estimate of the fair value of the shares plus interest under subsection (a) of this section within thirty days after receiving the corporation’s payment under section 33-865 or offer of payment under section 33-867 waives the right to demand payment under this section and shall be entitled only to the payment made under section 33-865 or the payment offered under section 33-867.

§§ 33-869, 33-870. Reserved for future use

§ 33-871. Court action

(a) If a shareholder makes demand for payment under section 33-868 which remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 33-868 plus interest.

(b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation’s principal office or, if none, its registered office in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the principal office or registered office of the domestic corporation that merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(e) Each shareholder made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares, or (2) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 33-867.

§ 33-872. Court costs and expenses

(a) The court in an appraisal proceeding commenced under section 33-871 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

(b) The court in an appraisal proceeding may also assess the expenses of the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated, and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to section 33-865, 33-867 or 33-868, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

§§ 33-873 to 33-879. Reserved for future use